UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) August 11, 2021

The ExOne Company

(Exact name of registrant as specified in its charter)

Delaware	001-35806	46-1684608
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

127 Industry Boulevard North Huntingdon, Pennsylvania	15642
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (724) 863-9663

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock	XONE	The Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (the “Exchange Act”) (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into a Material Definitive Agreement.

On August 11, 2021, The ExOne Company (“ExOne” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Desktop Metal, Inc., a Delaware corporation (“DM”), Texas Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of DM (“Merger Sub I”), Texas Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of DM (“Merger Sub II”), and the Company. Pursuant to the Merger Agreement, (i) Merger Sub I will be merged with and into the Company (“Merger I”), with the Company continuing as the surviving entity and a wholly owned subsidiary of DM (the “Surviving Corporation”), and (ii) immediately thereafter, the Surviving Corporation will be merged with and into Merger Sub II, with Merger Sub II continuing as the surviving entity and wholly owned subsidiary of DM (“Merger II” and, together with Merger I, the “Mergers”).

Merger Consideration. Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of Merger I (the “Effective Time”), each share of common stock of ExOne, par value $0.01 per share (the “ExOne Shares”) issued and outstanding immediately prior to the Effective Time (other than ExOne Shares owned or held (x) in treasury or otherwise owned by ExOne or any of its subsidiaries, (y) by DM or any of its subsidiaries or (z) by any person who has not voted in favor of, or consented to, the Mergers and properly demands appraisal of such shares under Delaware law), will be converted into the right to receive (i) $8.50 in cash per ExOne Share and (ii) a number of shares of Class A common stock of DM, $0.0001 par value per share (a “DM Share”) equal to an Exchange Ratio subject to adjustment to ensure that (a) the cash consideration in the Mergers does not exceed 45% of the total consideration in the Mergers and (b) the number of DM Shares to be issued in the Mergers does not exceed 19.9% of the issued and outstanding DM Shares.

The “Exchange Ratio” means:

•	If the Average Stock Price (as defined below) is greater than $9.70, then the Exchange Ratio will be 1.7522;

•

If the Average Stock Price is between (or equal to) $9.70 and $7.94 per share, the initial exchange ratio of 1.9274 will be modified by multiplying such exchange ratio by the quotient of $8.82 divided by the Average Stock Price; or

•	If the Average Stock Price is less than $7.94, then the Exchange Ratio will be 2.1416.

“Average Stock Price” means the average of the volume weighted averages of the trading prices of DM Shares on the New York Stock Exchange on each of the twenty consecutive trading days ending on (and including) the trading day that is three trading days prior to the date of the Effective Time of the Mergers.

Unvested Stock Options. Pursuant to the Merger Agreement, at the Effective Time, each unvested option to purchase ExOne Shares granted under the Company’s 2013 Equity Incentive Plan, as amended (each, an “ExOne Option”), that is outstanding and unexercised will be assumed by DM and converted into an option to purchase a number of shares of DM Common Stock (each, a “DM Option Award”) (A) equal to the product obtained by multiplying (x) the number of ExOne Shares subject to such ExOne Option immediately prior to the Effective Time by (y) the Exchange Ratio (rounding down to the nearest whole share of DM Common Stock), and (B) at an exercise price per share of DM Common Stock (rounded up to the nearest cent) equal to the quotient obtained by dividing (x) the exercise price per ExOne Share immediately prior to the Effective Time by (y) the Exchange Ratio. Each DM Option Award issued pursuant to Merger Agreement will continue to have, and will be subject to, the same terms and conditions, including vesting and acceleration of vesting terms and conditions, as those that applied to the corresponding ExOne Option immediately prior to the Effective Time, except that each reference to ExOne shall be deemed to be a reference to DM.

Vested Stock Options. Pursuant to the Merger Agreement, at the Effective Time, each vested ExOne Option (including any ExOne Options that vest at the Effective Time) that is outstanding and unexercised, will be cancelled and the holder of such ExOne Option will be entitled to receive an amount equal to the product of (i) the excess, if any, of (A) the merger consideration over (B) the exercise price of such ExOne Option, multiplied by (ii) the number of ExOne Shares subject to such ExOne Option, less applicable tax withholdings. In the event the per share exercise price payable with respect to any ExOne Option exceeds the merger consideration, then such ExOne Option will be cancelled without payment of any consideration with respect thereto.

COC Restricted Stock Awards. Pursuant to the Merger Agreement, at the Effective Time, each restricted stock award of ExOne Shares that is subject to the terms of ExOne’s Change of Control Severance Plan (each, an “ExOne COC Restricted Stock Award”) that is outstanding, will vest as of the Effective Time in accordance with the terms of ExOne’s Change of Control Severance Plan and (i) any ExOne Shares subject to the vested portion of the ExOne COC Restricted Stock Award will be cancelled, with the holder of such ExOne Restricted Stock Award becoming entitled to receive the merger consideration with respect thereto and (ii) any portion of the ExOne COC Restricted Stock Award that remains subject to any vesting, forfeiture or other lapse restrictions after the Effective Time (after taking account of accelerated vesting granted under the ExOne Change of Control Severance Plan) will be assumed and converted at the Effective Time into an award of restricted shares of DM Common Stock (each a “DM Restricted Stock Award”) in exchange for the remaining unvested portion of a ExOne COC Restricted Stock Award consisting of a number of shares of DM Common Stock (rounded to nearest whole share) equal to the product of (a) the number of remaining unvested ExOne Shares subject to such ExOne COC Restricted Stock Award multiplied by (b) the Exchange Ratio. Each DM Restricted Stock Award issued pursuant to Merger Agreement will continue to have, and will be subject to, the same terms and conditions, including vesting and acceleration of vesting terms and conditions, as those that applied to the corresponding ExOne COC Restricted Stock Award immediately prior to the Effective Time, except that each reference to ExOne shall be deemed to be a reference to DM.

Non-COC Restricted Stock Awards. Pursuant to the Merger Agreement, at the Effective Time, each outstanding restricted stock award of ExOne Shares that is not subject to ExOne’s Change of Control Severance Plan, (each, a “Non-COC ExOne Restricted Stock Award”), that is outstanding, will vest as of the Effective Time and will be cancelled, with the holder of such Non-COC ExOne Restricted Stock Award becoming entitled to receive the merger consideration in respect of each ExOne Share subject to such Non-COC ExOne Restricted Stock Award.

ESPP Awards. Pursuant to the Merger Agreement, at the Effective Time, each award granted under the 2021 Executive Stock Performance Program (each, an “ESPP Award”) that is outstanding will be converted into ExOne Shares with the number of ExOne Shares determined based on actual performance for the portion of the performance period through the Effective Time as reasonably determined by the compensation committee of ExOne. Such ExOne shares will vest as of the Effective Time in accordance with the terms of ExOne’s Change of Control Severance Plan and (i) the ExOne Shares subject to the vested portion of the ESPP Award will be cancelled, with the holder of such vested portion of the ESPP Award becoming entitled to receive the merger consideration, and (ii) the unvested portion of the ESPP Award will be subject to the service-based vesting terms provided under the ESPP Award and, to the extent unvested at the Effective Time, will be assumed and converted at the Effective Time into a DM Restricted Stock Award. Each DM Restricted Stock Award issued pursuant to Merger Agreement in connection with the unvested portion of an ESPP Award will continue to have, and will be subject to, the same terms and conditions, including vesting and acceleration of vesting terms and conditions, as those that applied to the corresponding unvested portion of such ESPP Award immediately prior to the Effective Time, except that each reference to ExOne shall be deemed to be a reference to DM.

ExOne Board Recommendation. The board of directors of ExOne (the “ExOne Board”) has approved the Merger Agreement, and has agreed to recommend that ExOne’s stockholders adopt and approve the Merger Agreement and the transactions contemplated thereby, including Merger I.

Conditions to Closing of the Mergers. The consummation of the Mergers is subject to customary closing conditions, including, among other things: (i) approval by ExOne’s stockholders of the Merger Agreement; (ii) approval of the listing of the shares of DM Common Stock issuable to ExOne’s stockholders pursuant to the Merger Agreement on the New York Stock Exchange; (iii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and if necessary, required regulatory approval by any other governmental authorities; (iv) the absence of injunctions or legal restraints that have the effect of preventing the consummation of the Mergers; (v) effectiveness of a registration statement on Form S-4 filed by DM registering the shares of DM Common Stock issuable to ExOne’s stockholders pursuant to the Merger Agreement; (vi) the absence of a material adverse effect (as defined in the Merger Agreement) with respect to ExOne or DM after the date of the Merger Agreement; (vii) subject to certain materiality exceptions, the accuracy of the representations and warranties made by DM, Merger Sub I and Merger Sub II, on the one hand, and ExOne, on the other hand, and compliance in all material respects by all parties to the Merger Agreement with their respective obligations under the Merger Agreement and (viii) as a condition to ExOne’s obligations to close, the receipt by ExOne of the opinion of counsel to the effect that Merger I and Merger II, taken together, will qualify as a reorganization for U.S. federal income tax purposes.

Representations, Warranties and Covenants. The Merger Agreement contains representations, warranties and covenants of the parties customary for a transaction of this type, including, among others, covenants by each of ExOne and DM regarding the conduct of its respective business during the pendency of the transactions contemplated by the Merger Agreement.

Non-Solicitation. ExOne has agreed, subject to certain exceptions, not to solicit alternative acquisition proposals and not to engage in discussions or negotiations regarding any alternative acquisition proposals. However, the ExOne Board may withdraw, qualify or modify its recommendation in favor of adoption of the Merger Agreement or terminate the Merger Agreement prior to receipt of stockholder approval if, in connection with the receipt of an alternative proposal, the ExOne Board determines that such alternative proposal constitutes a superior proposal, or in other circumstances where the ExOne Board determines that the failure to take such an action would be inconsistent with the ExOne Board’s fiduciary duties.

Termination of the Merger Agreement. The Merger Agreement provides each of ExOne and DM with certain termination rights and, under certain circumstances, may require ExOne or DM to pay a termination fee.

Subject to the terms and conditions of the Merger Agreement, ExOne would be required to pay to DM a termination fee of $11,500,000 if the Merger Agreement is terminated: (i) by DM or ExOne because approval of ExOne’s stockholders was not obtained and an alternative proposal for ExOne has been publicly disclosed and has not been withdrawn, and within twelve months of such termination, ExOne enters into a definitive agreement with respect to an alternative proposal that is subsequently consummated or otherwise the transactions contemplated by an alternative proposal are consummated; (ii) by

DM because ExOne breaches any of its representations, warranties, covenants or agreements in the Merger Agreement and such breach could not be or is not cured within the lesser of thirty (30) days of written notice of the breach or the outside date of the Merger Agreement or (iii) by DM because, prior to obtaining approval of ExOne’s stockholders, the ExOne Board changes its recommendation to its stockholders or fails to include its recommendation in the proxy statement/prospectus.

Subject to the terms and conditions of the Merger Agreement, DM would be required to pay to ExOne a termination fee of $11,500,000 if the Merger Agreement is terminated by ExOne because DM materially breaches certain of its covenants and such breach is not cured in the time allotted under the Merger Agreement.

Tax Matters. For U.S. federal income tax purposes, it is intended that Merger I and Merger II, taken together, shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The foregoing description of the Merger Agreement is qualified in its entirety by the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about ExOne or DM. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure letters provided by each of ExOne and DM in connection with the signing of the Merger Agreement or in filings and reports of the parties with the Securities and Exchange Commission (the “SEC”). These confidential disclosure letters contain information that modifies, qualifies and creates exceptions to the representations, warranties and certain covenants set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between ExOne and DM rather than establishing matters as facts and were made only as of the date of the Merger Agreement (or such other date or dates as may be specified in the Merger Agreement). Accordingly, the representations and warranties in the Merger Agreement should not be relied upon as characterizations of the actual state of facts about ExOne or DM.

Support Agreements

In connection with the Merger Agreement, each of Kent Rockwell, the Chairman of ExOne’s Board of Directors, Rockwell Forest Products, Inc. and John Hartner, ExOne’s Chief Executive Officer, entered into a Voting Support Agreement with DM, Merger Sub I and Merger Sub II (the “Support Agreements”). The Support Agreements generally require that the stockholders party thereto to vote in favor of approving the adoption of the Merger Agreement and the Mergers and any other action requested by DM in furtherance thereof and against any alternate acquisition proposal or any proposal, action or transaction that can impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the consummation of the Mergers or the performance by ExOne of its obligations under the Merger Agreement. The Support Agreements also contain customary provisions that restrict the ability of the stockholders to transfer their ExOne Shares until the date the Merger Agreement is terminated in accordance with its terms. The Support Agreements will terminate upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the delivery of written notice of termination by the stockholders to DM following any amendment, modification, change or waiver to any provision of the Merger Agreement that decreases the amount or changes the form of the Merger Consideration (other than adjustments in accordance with the terms of the Merger Agreement), (c) the Effective Time and (d) upon mutual written consent of the stockholder, DM and the other parties thereto.

The foregoing is qualified in its entirety by reference to the full text of the form of Support Agreement, which is attached as Exhibit 10.1 to this Current Report on Form 8-K.

Cash Retention Awards

On August 11, 2021, in connection with the Merger Agreement, the Board of Directors of ExOne approved special cash retention awards for thirty-eight employees, with an aggregate amount of approximately $2.5 million including awards to John Hartner, Rick Lucas and Douglas Zemba (who will receive $525,000, $245,000 and $300,000, respectively), which will vest and be payable by ExOne to each of the employees who received such a retention award if he or she remains continuously employed with ExOne through May 11, 2022 and the Mergers close before that date. In the event that a recipient’s employment is terminated without “cause”, the recipient resigns for “good reason”, the recipient dies or the recipient’s employment terminates due to “disability” (such terms are generally defined consistently with ExOne’s Change of Control Severance Plan), after the Closing Date but before the payment date, the recipient’s payment will be accelerated and paid upon the occurrence of such event.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The information with respect the cash retention rewards for John Hartner, Rick Lucas and Douglas Zemba in Item 1.01 is incorporated herein by reference.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On August 11, 2021, the Board approved amendments to the Company’s Amended and Restated Bylaws to amend the exclusive forum provision to make the federal district courts the exclusive forum for any cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”). The foregoing description is qualified in its entirety by reference to the full text of the Company’s new Amended and Restated Bylaws, reflecting such amendments, which is filed herewith as Exhibit 3.1 and incorporated by reference herein.

Item 7.01 Regulation FD Disclosure.

On August 11, 2021, the Company hosted a joint investor conference call with DM to discuss its second quarter 2021 financial results and the Merger. As part of the joint investor conference call, supplemental information regarding the proposed transaction was provided to the investors in the form of an investor presentation. A copy of the investor presentation, the script for the joint investor conference call and a copy of the full transcript of the joint investor conference call are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively.

In addition, on August 11, 2021, a copy of the document furnished as Exhibit 99.4 was disseminated by the Company to its employees in connection with the announcement of the Mergers.

The information in Item 7.01 of this Current Report and Exhibits 99.1, 99.2, 99.3 and 99.4 hereto are being furnished and shall not be deemed “filed” for the purpose of Section 18 of the Exchange Act. The information in Item 7.01 of this Current Report and Exhibits 99.1, 99.2, 99.3 and 99.4 hereto shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act.

Additional Information and Where to Find It

This communication relates to a proposed transaction between DM and the Company. In connection with the proposed transaction, DM will file a registration statement on Form S-4 with the SEC, which will include a document that serves as a proxy statement/prospectus of DM. A proxy statement/prospectus will be sent to all of the Company’s stockholders. Each party also will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and the Company’s stockholders may obtain free copies of the proxy statement/prospectus (when available) and other documents that are filed or will be filed with the SEC by DM or the Company through the website maintained by the SEC at www.sec.gov. The documents filed by DM with the SEC also may be obtained free of charge at DM’s website at ir.desktopmetal.com. The documents filed by the Company with the SEC also may be obtained free of charge at the Company’s website at investor.exone.com.

Participants in the Solicitation

DM and the Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed transaction. Information about the Company’s directors and executive officers and their ownership of the Company’s common stock is set forth in the Company’s proxy statement for its Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 1, 2021. Information about DM’s directors and executive officers is set forth in DM’s proxy statement for its Annual Meeting of Stockholders on Schedule 14A filed with the SEC on June 17, 2021. To the extent that holdings of DM’s or the Company’s securities have changed since the amounts printed in DM’s or the Company’s proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Safe Harbor Regarding Forward Looking Statements

This communication relates to a proposed business combination transaction between DM and the Company and may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act with respect to the

Company’s future financial or business performance, strategies, or expectations. Forward-looking statements typically are identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” as well as similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could” and “may.”

The Company cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and the Company assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

In addition to risk factors previously disclosed in the Company’s filings with the SEC, including its Annual Report on Form 10-K, the following factors, among others, could cause results to differ materially from forward-looking statements or historical performance: the severity and duration of world health events, including the COVID-19 outbreak and the related economic repercussions and operational challenges; the ability of DM and ExOne to consummate the proposed transaction in a timely manner or at all, including the ability to secure regulatory approvals; impact to ExOne’s business if the transaction is not consummated; successful integration of DM’s and ExOne’s businesses and realization of synergies and benefits; the ability of DM to implement business plans, forecasts and other expectations following the completion of the transaction; risk that actual performance and financial results following completion of the transaction differ from projected performance and results; business disruption following the transaction; ExOne’s ability to consistently generate operating profits; fluctuations in ExOne’s revenues and operating results; ExOne’s competitive environment and its competitive position; ExOne’s ability to enhance its current 3D printing machines and technology and to develop and introduce new 3D printing machines; ExOne’s ability to qualify more industrial materials in which it can print; demand for ExOne’s products; the availability of skilled personnel; the impact of loss of key management; the impact of customer specific terms in machine sale agreements in determining the period in which ExOne recognizes revenue; risks related to global operations including effects of foreign currency and COVID-19; dependency on certain critical suppliers; nature or impact of alliances and strategic investments; reliance on critical information technology systems; the effect of litigation, contingencies and warranty claims; liabilities under laws and regulations protecting the environment; the impact of governmental laws and regulations; operating hazards, cyberattacks, war, terrorism and cancellation or unavailability of insurance coverage; the impact of disruption of ExOne’s manufacturing facilities or ExOne Adoption Centers; the adequacy of ExOne’s protection of its intellectual property; expectations regarding demand for ExOne’s industrial products, and other matters with regard to outlook; and other factors beyond our control, including the impact of COVID-19. A more fulsome discussion of the risks related to the proposed transaction will be included in the proxy statement/prospectus. For additional information about other risks and uncertainties that could cause actual results of the transaction to differ materially from those described in the forward-looking statements in this communication of ExOne’s business, financial condition, results of operations and prospects generally, please refer to the Company’s reports filed with the SEC, including without limitation the “Risk Factors” and/or other information included in the Form 8-K to be filed by the Company in connection with the transaction, the Form 10-Q filed with the SEC on August 11, 2021 and such other reports as ExOne has filed or may file with the SEC from time to time. For additional information about risks and uncertainties that may cause actual results of the transaction to differ materially from those described, please refer to DM’s reports filed with the SEC, including without limitation the “Risk Factors” and/or other information included in such reports. While the list of factors presented here is, and the list of factors presented in the proxy statement/prospectus will be considered representative, no such list should be considered to be a complete statement of all risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Except as required by applicable law, neither DM nor ExOne will update any forward-looking statements to reflect new information, future events, changed circumstances or otherwise.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated as of August 11, 2021, by and among DM, Merger Sub I, Merger Sub II and the Company.

3.1	Amended and Restated Bylaws of the Company

10.1	Form of Voting and Support Agreement

99.1	Investor Presentation, dated August 11, 2021

99.2	Joint Investor Conference Call Script, dated August 11, 2021

99.3	Transcript of the Joint Investor Conference Call, dated August 11, 2021

99.4	Employee Email from John Hartner, Chief Executive Officer of the Company, dated August 11, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Certain exhibits and schedules to this Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to provide to the Securities and Exchange Commission copies of such documents upon request; provided, however, that the Company reserves the right to request confidential treatment for portions of any such documents.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

August 12, 2021 (Date)	The ExOne Company (Registrant)

/s/ Douglas D. Zemba
Douglas D. Zemba Chief Financial Officer

Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

DESKTOP METAL, INC.,

TEXAS MERGER SUB I, INC.,

TEXAS MERGER SUB II, LLC

and

THE EXONE COMPANY

Dated as of August 11, 2021

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

ANNEX, EXHIBIT AND SCHEDULE INDEX

Annex I	Defined Term Index

Exhibit A	Form of Certificate of Formation of the Surviving Company
Exhibit B	Form of Operating Agreement of the Surviving Company
Exhibit C	Form of Support Agreement
Exhibit D-1	Form of Parent S-4 Tax Certificate
Exhibit D-2	Form of Company S-4 Tax Certificate
Exhibit D-3	Form of Parent Closing Tax Certificate
Exhibit D-4	Form of Company Closing Tax Certificate

Schedule 6.1(c)	Required Regulatory Approvals

-v-

OMITTED SCHEDULES TO THE AGREEMENT AND PLAN OF MERGER

Certain exhibits and schedules to this Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The ExOne Company hereby undertakes to provide to the Securities and Exchange Commission copies of such documents upon request; provided, however, that The ExOne Company reserves the right to request confidential treatment for portions of any such documents.

-vi-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of August 11, 2021 (this “Agreement”), is by and among DESKTOP METAL, INC., a Delaware corporation (“Parent”), Texas Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub I”), Texas Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Parent (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”), and THE EXONE COMPANY, a Delaware corporation (the “Company”). An index of defined terms is provided in Annex I attached hereto.

RECITALS

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub I will be merged with and into the Company with the Company as the Surviving Corporation (“Merger I”), in accordance with the Delaware General Corporation Law (the “DGCL”), whereby each share of common stock of the Company, par value $0.01 per share (the “Company Common Stock”), issued and outstanding immediately prior to the Effective Time, other than any Excluded Shares and Dissenting Shares, will be converted into the right to receive the Merger Consideration;

WHEREAS, immediately after the Effective Time, Parent will cause the Company, as the surviving corporation in Merger I, to merge with and into Merger Sub II, with Merger Sub II as the surviving company in such merger (“Merger II” and, together with Merger I, the “Mergers”), in accordance with Section 1.2, on the terms and subject to the conditions of this Agreement and in accordance with the DGCL and the Delaware Limited Liability Company Act (the “LLC Act”);

WHEREAS, for U.S. federal income tax purposes, it is intended that Merger I and Merger II, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement will be, and hereby is, adopted as a “plan of reorganization” for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a);

WHEREAS, each of the Company Board, the Parent Board, the board of directors of Merger Sub I and the board of managers of Merger Sub II has approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Mergers;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the transactions contemplated by this Agreement, certain holders of shares of Company Common Stock have entered into a Support Agreement, dated as of the date hereof (the “Support Agreement”), in the form attached hereto as Exhibit C, with Parent;

WHEREAS, the Company Board has unanimously, upon the terms and subject to the conditions set forth herein, (i) determined that this Agreement and the transactions contemplated hereby, including the Mergers, are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Mergers, (iii) directed that this Agreement be submitted to the stockholders of the Company for its adoption, and (iv) recommended that the Company’s stockholders adopt this Agreement;

WHEREAS, Parent, as the sole stockholder of Merger Sub I and the sole member of Merger Sub II, has adopted and approved this Agreement, and the consummation of the Mergers and the other transactions contemplated hereby on behalf of Merger Sub I and Merger Sub II, pursuant to an action by written consent, which consent by its terms shall become effective immediately following the execution of this Agreement by the parties hereto; and

WHEREAS, each of Parent, Merger Sub I, Merger Sub II and the Company desires to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated herein and also to prescribe various conditions to the transactions contemplated herein;

NOW, THEREFORE, in consideration of the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE I

THE MERGERS

Section 1.1 Merger I.

(a) On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub I shall be merged with and into the Company at the Effective Time. The separate corporate existence of Merger Sub I shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”). Merger I shall have the effects set forth in this Agreement and specified in the DGCL.

(b) At the Effective Time, the certificate of incorporation of the Company shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law. At the Effective Time, the bylaws of the Company shall be amended and restated to conform to the bylaws of Merger Sub I as in effect immediately prior to the Effective Time except that the name of the Surviving Corporation shall be The ExOne Company and as such shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law.

(c) The Parties shall take all necessary actions such that the directors of Merger Sub I immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, and the officers of Merger Sub I immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, in each case until their respective successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws and applicable Law.

Section 1.2 Merger II.

(a) Immediately after the Effective Time in accordance with the DGCL and the LLC Act, Parent will cause the Surviving Corporation to merge with and into Merger Sub II, the separate corporate existence of the Surviving Corporation shall thereupon cease, Merger Sub II shall continue as the surviving entity (the “Surviving Company”) and all of the rights and obligations of the Surviving Corporation under this Agreement shall be deemed the rights and obligations of the Surviving Company. Merger II shall have the effects set forth in this Agreement, the DGCL and Section 18-209(g) of the LLC Act. As of the Second Effective Time, the certificate of formation and operating agreement of the Surviving Company shall be in the forms attached hereto as Exhibit A and Exhibit B, respectively.

(b) Parent shall take all actions as may be necessary such that (i) the directors of the Surviving Corporation immediately prior to the Second Effective Time shall be the managers of the Surviving Company from and after the Second Effective Time and (ii) the officers of the Surviving Corporation immediately prior to the Second Effective Time shall be the officers of the Surviving Company from and after the Second Effective Time, in the case of clause (i) or (ii), as applicable, until their respective successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Company’s certificate of formation and operating agreement and applicable Law.

Section 1.3 Closing Date Rule Methodology. The parties acknowledge and agree that for purposes of determining the value of Parent Common Stock to be received by stockholders of the Company pursuant to the transactions contemplated by this Agreement under Revenue Procedure 2018-12, 2018-6 IRB 349 (“Rev. Proc. 2018-12”), (i) the “Safe Harbor Valuation Method” within the meaning of Rev. Proc. 2018-12 will be the Average of the Daily Volume Weighted Average Prices as described in Section 4.01(1) of Rev. Proc. 2018-12; (ii) the “Measuring Period” within the meaning of Section 4.02 of Rev. Proc. 2018-12 will be the twenty (20) consecutive Trading Days ending on (and including) the Trading Day that is three (3) Trading Days prior to the Effective Time; (iii) the “specified exchange” within the meaning of Section 3.01(4)(a)(ii) of Rev. Proc. 2018-12 will be NYSE; and (iv) the “authoritative reporting source” within the meaning of Section 3.01(4)(a)(ii) of Rev. Proc. 2018-12 will be Bloomberg L.P. The parties further agree that the valuation of Parent Common Stock by reference to the methodology described in this Section 1.3 is intended to qualify for the “Safe Harbor Valuation Method” within the meaning of Section 4.01 of Rev. Proc. 2018-12, and no party shall take any position for Tax purposes inconsistent therewith, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

Section 1.4 Closing. The closing (the “Closing”) of the transactions contemplated by this Agreement (including Merger I and Merger II) will take place at 8:00 a.m., New York, New York time, on a date to be specified by the parties, such date to be no later than the third (3rd) Business Day after satisfaction or waiver of all of the conditions set forth in Article VI (other than conditions that may only be satisfied on the Closing Date, but subject to the satisfaction of such conditions), by electronic exchange of documents and signatures, unless another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing actually occurs is referred to herein as the “Closing Date.”

Section 1.5 Effective Times. Concurrently with the Closing, the Company and Merger Sub I shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger I”) executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL in order to effect Merger I. Merger I shall become effective at the time Certificate of Merger I shall have been duly filed with the Secretary of State of the State of Delaware or such later date and time as is agreed upon by the parties and specified in Certificate of Merger I (such date and time hereinafter referred to as “Effective Time”). Upon the terms and subject to the conditions set forth in this Agreement, immediately following the Effective Time, and as part of an integrated transaction, Surviving Corporation and Merger Sub II shall file with the Secretary of State of the State of Delaware a certificate of merger (“Certificate of Merger II” and each of which, including the Certificate of Merger I, may be referred to as a “Certificate of Merger”) satisfying the applicable requirements of the DGCL and the LLC Act as well as any other filings or recordings required to be made under the LLC Act or the DGCL in connection with Merger II. Merger II shall become effective at the time Certificate of Merger II shall have been duly filed with the Secretary of State of the State of Delaware or such later date and time as is agreed upon by the parties and specified in Certificate of Merger II (such date and time hereinafter referred to as the “Second Effective Time”).

ARTICLE II

MERGER CONSIDERATION; CONVERSION OF STOCK

Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of Merger I and without any action on the part of Parent, Merger Sub I or the Company, or the holder of any share of Company Common Stock:

(a) Conversion of Merger Sub I Common Stock. Each share of capital stock of Merger Sub I issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b) Cancellation of Certain Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by the Company or is owned by any Parent Company or any Acquired Company shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist (the “Excluded Shares”), and no consideration or payment shall be delivered or deliverable in exchange therefor.

(c) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than (A) the Excluded Shares and (B) the Dissenting Shares will, by virtue of Merger I and without any action on the part of the holder thereof, be converted into the right to receive, in accordance with the terms of this Agreement, (i) the Per Share Cash Consideration (as it may be adjusted), without interest, from Parent and (ii) a number of validly issued, fully paid and non-assessable shares of Parent Class A common stock, par value $0.0001 per share (“Parent Common Stock”), equal to the Exchange Ratio, as it may be adjusted, (such amount of Parent Common Stock, the “Per Share Stock Consideration”) and, if applicable, cash in lieu of fractional shares of Parent Common Stock payable in accordance with Section 2.3(e) (the Per Share Cash Consideration and the Per Share Stock Consideration the “Merger Consideration”).

(d) Treatment of Company Common Stock. From and after the Effective Time, all of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Section 2.1 shall no longer be outstanding, shall automatically be cancelled and shall cease to exist as of the Effective Time, and uncertificated shares of Company Common Stock represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such shares of Company Common Stock (each, a “Certificate”) shall automatically be converted into and thereafter represent only the right to receive the Merger Consideration into which the shares of Company Common Stock represented by such Book-Entry Share or Certificates have been converted pursuant to this Section 2.1.

(e) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who has not voted in favor of, or consented to, the Mergers and properly demands appraisal of such shares of Company Common Stock pursuant to Section 262 of the DGCL and who otherwise complies in all respects with Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into Merger Consideration as provided in Section 2.1(c), but rather the holders of Dissenting Shares shall be entitled to only those rights as are granted by Section 262 of the DGCL (it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be canceled and shall cease to exist and such holder shall cease to have any rights with respect thereto other than the right to receive the “fair value” of such Dissenting Shares as determined in accordance with Section 262 of the DGCL); provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and shall have become exchangeable solely for the right to receive, the Merger Consideration as provided in Section 2.1(c) (without interest and less any amounts entitled to be deducted or withheld pursuant to Section 2.5) upon the surrender of the Certificates of Book Entry Shares previously representing such Dissenting Shares. The Company shall serve prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, and Parent shall have the right to participate in all negotiations and actions with respect to such demands at Parent’s sole expense. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, (i) make any payment with respect to, or settle or offer to settle, any such demands, (ii) waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the DGCL, or (iii) agree to do any of the foregoing.

(f) Adjustment.

(i) Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the outstanding shares of Parent Common Stock or the outstanding shares of Company Common Stock or the securities convertible into or exercisable for shares of Parent Common Stock or shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the Merger Consideration and any other similarly dependent items, as the case may be (including the treatment of Company Equity Awards in Section 2.4), shall be appropriately adjusted to provide the holders of shares of Company Common Stock and Company Equity Awards the same economic effect as contemplated by this Agreement prior to such adjustment.

(ii) Notwithstanding anything in this Agreement to the contrary other than Section 2.1(f)(iii), to the extent that the sum of (A) the aggregate number of shares of Parent Common Stock to be issued as Per Share Stock Consideration as of the Effective Time, plus (B) the aggregate number of shares of Parent Common Stock for which the Company Options to be assumed pursuant to Section 2.4(a) are exercisable as of the Effective Time, plus (C) the aggregate number of shares of Parent Common Stock to be issued in connection with the cancellation of Company Options pursuant to Section 2.4(b) at the Effective Time, plus (D) the aggregate number of shares of Parent Common Stock subject to the Parent RSAs to be issued pursuant to Section 2.4(c) and Section 2.4(e) at of the Effective Time, would exceed 19.9% of Parent’s issued and outstanding shares of Parent Common Stock immediately prior to the Effective Time (19.9% of such issued and outstanding shares rounded down to the nearest whole share, the “Maximum Share Number”), then (x) the Exchange Ratio shall be reduced (the amount of such reduction, the “Exchange Ratio Reduction Number”) to the minimum extent necessary such that the sum of (1) the aggregate number of shares of Parent Common Stock to be issued as Per Share Stock Consideration as of the Effective Time, plus (2) the aggregate number of shares of Parent Common Stock for which the Company Options to be assumed pursuant to Section 2.4(a) are exercisable as of the Effective Time, plus (3) the aggregate number of shares of Parent Common Stock to be issued in connection with the cancellation of Company Options pursuant to Section 2.4(b) at the Effective Time plus (4) the aggregate number of shares of Parent Common Stock subject to the Parent RSAs to be issued pursuant to Section 2.4(c) and Section 2.4(e) at of the Effective Time, equals the Maximum Share Number and (y) the Per Share Cash Consideration shall be increased by the amount in cash equal to the Exchange Ratio Reduction Number multiplied by the Per Share Cash Consideration.

(iii) Notwithstanding anything in this Agreement to the contrary, if the quotient, expressed as a percentage, obtained by dividing (A) the Per Share Stock Consideration by (B) the sum of the Per Share Stock Consideration plus the Per Share Cash Consideration (for this purpose, including any other amounts treated as consideration other than stock of Parent, as determined pursuant to Treasury Regulations Section 1.368-1(e)) (the “Threshold Percentage”) (determined without regard to this sentence) is less than 45%, then the Per Share Cash Consideration shall be reduced, and the Per Share Stock Consideration shall be increased on a dollar-for-dollar basis with such reduction, by an amount that would be necessary to cause the recomputed Threshold Percentage to equal 45%; provided, however, that this Section 2.1(f)(iii) shall not cause the aggregate number of shares of Parent Common Stock to be issued as Per Share Stock Consideration as of the

Effective Time to exceed the Maximum Share Number. To the extent the adjustment described in this Section 2.1(f)(iii) would otherwise cause the aggregate number of shares of Parent Common Stock to be issued as Per Share Stock Consideration as of the Effective Time to exceed the Maximum Share Number, then, notwithstanding Section 2.1(f)(ii), the Per Share Cash Consideration shall be reduced as set forth in this Section 2.1(f)(iii) without a corresponding increase in the Per Share Stock Consideration. This Section 2.1(f)(iii) (including the defined terms used herein) is intended to cause this Agreement to satisfy the requirements of Treasury Regulations Section 1.368-1(e) (treating not less than 45% as a “substantial part” solely for such purpose) and shall be interpreted in a manner consistent therewith.

(g) Effects of Merger II. At the Second Effective Time, by virtue of Merger II and without any action on the part of Parent, Merger Sub II or the Surviving Corporation, each share of common stock, par value $0.01 per share, of the Surviving Corporation issued and outstanding immediately prior to the Second Effective Time, shall automatically be cancelled and retired and shall cease to exist, and no consideration or payment shall be delivered or deliverable in exchange therefor. The limited liability company interests in Merger Sub II shall not be affected and shall remain outstanding as the limited liability company interests of the Surviving Company, and Parent shall continue as the sole member of the Surviving Company.

Section 2.2 Appointment of Exchange Agent. Prior to the Closing, Parent shall appoint a bank or trust company to act as exchange agent (the “Exchange Agent”), the identity and the terms of appointment of which to be reasonably acceptable to the Company, for the payment of the Merger Consideration and shall enter into an agreement relating to the Exchange Agent’s responsibilities with respect thereto, in form and substance reasonably acceptable to the Company.

Section 2.3 Exchange of Certificates.

(a) Prior to the Effective Time, Parent shall deposit with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, (i) shares of Parent Common Stock (which shall be in uncertificated book-entry form) representing the full number of shares of Parent Common Stock necessary to pay the aggregate Per Share Stock Consideration and (ii) all of the cash necessary to pay the aggregated Per Share Cash Consideration, and Parent shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.3(c) (such shares of Parent Common Stock and cash provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall deliver the Parent Common Stock and cash contemplated to be issued pursuant to Section 2.1 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b) Parent shall instruct the Exchange Agent to mail, as soon as reasonably practicable after the Effective Time (and in any event within five (5) Business Days following the Effective Time), to each holder of record of a Certificate whose shares of Company Common Stock were converted into the right to receive the Merger Consideration pursuant to Section 2.1(c), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in customary form as prepared by Parent and reasonably acceptable to the Company) and (ii) instructions for use in effecting the surrender of the Certificates (or duly executed affidavit of loss in lieu thereof) in exchange for the Merger Consideration. Upon surrender of a Certificate (or duly executed affidavit of loss in lieu thereof) for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent (and reasonably acceptable to the Company), together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash and the number of whole shares of Parent Common Stock (which shall be in uncertificated book-entry form) which the aggregate number of shares of Company Common Stock previously represented by such Certificate shall have been converted pursuant to Section 2.1(c) into the right to receive the Merger Consideration and cash in lieu of fractional shares of Parent Common Stock as set forth in Section 2.3(e), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made and shares of Parent Common Stock may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. Any holder of any Book-Entry Shares whose shares of Company Common Stock were converted into the right to receive the Merger Consideration pursuant to Section 2.1(c) shall not be required to deliver a Certificate or an executed letter of transmittal or any other deliverables to the Exchange Agent to receive the Merger Consideration. In lieu thereof, each holder of one or more Book-Entry Shares shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver, as soon as reasonably practicable after the Effective Time, the applicable Merger Consideration pursuant to the provisions of this Article II, including any cash in lieu of fractional shares of Parent Common Stock as set forth in Section 2.3(e), and any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.3(c), and the Book-Entry Share so exchanged shall be forthwith cancelled.

(c) No dividends or other distributions declared or paid with a record date after the Effective Time with respect to the Parent Common Stock shall be paid to the holder of any unsurrendered Certificate of Book-Entry Share until the holders of such Certificate or Book-Entry Shares shall surrender such Certificate or Book-Entry Shares in accordance with Section 2.3(b). Subject to applicable Law, following surrender of any Certificate formerly representing shares of Company Common Stock (or affidavit of loss in lieu thereof) or conversion of Book-Entry Shares pursuant to Section 2.3(b), there shall be paid to the holder of the shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender or delivery, as the case may be, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.3(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender or delivery, as the case may be, and a payment date subsequent to such surrender or delivery payable with respect to such whole shares of Parent Common Stock.

(d) Until surrendered as contemplated by this Section 2.3, each Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the applicable Merger Consideration as contemplated by this Agreement and any dividends or other distributions payable pursuant to Section 2.3(c). After the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock are presented to the Surviving Company or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(e) Fractional Shares.

(i) No fractional shares of Parent Common Stock shall be issued hereunder, but in lieu thereof each holder of Company Common Stock otherwise entitled to a fractional share of Parent Common Stock will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.3(e), a cash payment in lieu of such fractional share of Parent Common Stock representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale) in one or more transactions of shares of Parent Common Stock equal to the excess of (A) the aggregate number of shares of Parent Common Stock to be delivered to the Exchange Agent by Parent pursuant to Section 2.3(a)(i) over (B) the aggregate number of whole shares of Parent Common Stock to be distributed to the holders of shares of Company Common Stock pursuant to Section 2.1(c) (such excess, the “Excess Shares”). The Company and Parent acknowledge that payment of the cash consideration in lieu of issuing fractional shares of Parent Common Stock was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares of Parent Common Stock. As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of Company Common Stock that would otherwise receive fractional shares of Parent Common Stock, shall sell the Excess Shares at then prevailing prices on the NYSE in the manner provided in the following paragraph.

(ii) The sale of the Excess Shares by the Exchange Agent, as agent for the holders of Company Common Stock that would otherwise receive fractional shares of Parent Common Stock, shall be executed on the NYSE and shall be executed in round lots to the extent practicable. Until the proceeds of such sale or sales have been distributed to the holders of Company Common Stock, the Exchange Agent shall hold such proceeds in trust for the holders of Company Common Stock that would otherwise receive fractional shares of Parent Common Stock (the “Common Shares Trust”). The Exchange Agent shall determine the portion of the Common Shares Trust to which each holder of Company Common Stock that would otherwise receive fractional shares of Parent Comment Stock shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Company Common Stock would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of Company Common Stock would otherwise be entitled.

(f) Any portion of the Exchange Fund that remains undistributed to the holders of shares of Company Common Stock that were converted into the right to receive the Merger Consideration for twelve (12) months after the Effective Time shall be delivered to Parent, and any holder of shares of Company Common Stock that were converted into the right to receive the Merger Consideration who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for the Merger Consideration and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.1(c) and Section 2.3(c).

(g) None of Parent, Merger Sub I, Merger Sub II, the Company, the Surviving Corporation, the Surviving Company or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund (including any amounts delivered to Parent in accordance with Section 2.3(f)) delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Immediately prior to the date on which any Merger Consideration or any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.1(c) and Section 2.3(c) in respect of a share of Parent Common Stock would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such share of Company Common Stock shall, to the extent permitted by Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such reasonable and customary amount as Parent or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and the cash, unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to this Article II had such lost, stolen or destroyed Certificate been surrendered.

(i) The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis; provided, that no monetary losses on such investment thereof shall affect the Merger Consideration payable hereunder and, following any such losses, Parent shall promptly provide additional funds to the Exchange Agent, for the benefit of the holders of shares of Company Common Stock that were converted into the right to receive the Merger Consideration, for exchange in accordance with this Article II, in the amount of such losses to the extent that the amount then in the Exchange Fund is insufficient to pay the cash portion of the Merger Consideration that remains payable. Any interest and other income resulting from such investments shall be paid to Parent.

Section 2.4 Company Equity Awards.

(a) At the Effective Time, each unvested Company Option granted under the Company Equity Plan that is outstanding and unexercised immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Parent, the Company or the holder thereof, be assumed by Parent and be converted into an option to purchase a number of shares of Parent Common Stock (“Parent Option Awards”) (A) equal to the product obtained by multiplying (x) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time by (y) the Exchange Ratio (rounding down to the nearest whole share of Parent Common Stock), and (B) at an exercise price per share of Parent Common Stock (rounded up to the nearest cent) equal to the quotient obtained by dividing (x) the exercise price per share of Company Common Stock immediately prior to the Effective Time by (y) the Exchange Ratio, it being understood that the exercise price and the number of shares of Parent Common Stock for which each assumed Company Option is exercisable is intended to be determined in a manner consistent with the requirements of Section 409A of the Code and the rules and regulations promulgated thereunder. Except as otherwise set forth in this Section 2.4(a), each Parent Option Award issued pursuant to this Section 2.4(a) shall continue to have, and shall be subject to the same terms and conditions, including vesting and acceleration of vesting terms and conditions, as those that applied to the corresponding Company Option immediately prior to the Effective Time, except that each reference to the Company shall be deemed to be a reference to Parent.

(b) At the Effective Time, each vested Company Option (including any Company Options that vest at the Effective Time) granted under the Company Equity Plan that is outstanding and unexercised immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Parent, the Company or the holder thereof, be cancelled at the Effective Time, and the holder of such Company Option will be entitled to receive, in full satisfaction of the rights of such holder with respect thereto, an amount equal to the product of (i) the excess, if any, of (A) the Merger Consideration over (B) the exercise price of such Company Option, multiplied by (ii) the number of shares of Company Common Stock subject to such Company Option, less applicable Tax withholdings (the “Option Cancellation Consideration”); provided, however, that if the per share exercise price payable with respect to any Company Option exceeds the Merger Consideration, then such Company Option shall be cancelled without payment of any consideration with respect thereto. The Option Cancellation Consideration shall be paid in the same proportion of cash and Parent Common Stock as the proportion of cash and Parent Common Stock paid with respect to a share of Company Common Stock pursuant to Section 2.1(d) and, if applicable, cash will be paid in lieu of fractional shares of Parent Common Stock.

(c) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Company Restricted Stock Award that is subject to the terms of the COC Severance Plan (each, a “COC Restricted Stock Award”), shall vest as of the Effective Time in accordance with the terms of the COC Severance Plan and (i) the shares subject to the vested portion of the COC Restricted Award shall, without any action on the part of Parent, the Company or the holder thereof, be cancelled, with the holder of such vested portion of the COC Restricted Stock Award entitled to receive, in full satisfaction of the rights of such holder with respect thereto, the Merger Consideration, and (ii) any portion of the COC Restricted Stock Award that remains subject to any vesting, forfeiture or other lapse restrictions after the Effective Time

(after taking into account the accelerated vesting granted under the COC Severance Plan), shall be assumed and converted at the Effective Time into an award of restricted shares of Parent Common Stock (“Parent RSAs”) in exchange for the remaining unvested portion of a COC Restricted Stock Award consisting of a number of shares of Parent Common Stock (rounded to the nearest whole share) equal to the product of (i) the number of remaining unvested shares of Company Common Stock subject to such COC Restricted Stock Award multiplied by (ii) the Exchange Ratio. Except as otherwise set forth in this Section 2.4(c), each award of Parent RSAs assumed pursuant to this Section 2.4(c) shall continue to have, and shall be subject to, the same terms and conditions, including vesting and acceleration of vesting terms and conditions, as those that applied to the corresponding COC Restricted Stock Award immediately prior to the Effective Time, except that each reference to the Company shall be deemed to be a reference to Parent.

(d) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Company Restricted Stock Award that is not subject to the COC Severance Plan, that is outstanding as of immediately prior to the Effective Time, shall vest as of the Effective Time and shall, without any action on the part of Parent, the Company or the holder thereof, be cancelled, with the holder of such Company Restricted Stock Award becoming entitled to receive, in full satisfaction of the rights of such holder with respect thereto, the Merger Consideration in respect of each share of Company Common Stock subject to such Company Restricted Stock Award.

(e) At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each award granted under the 2021 Executive Stock Performance Program (“ESPP Awards”) outstanding immediately prior to the Effective Time shall be converted into shares of Company Common Stock with the number of shares of Company Common Stock determined based on actual performance for the portion of the performance period through the Effective Time as reasonably determined by the compensation committee of the Company. Such shares of Company Common Stock shall vest as of the Effective Time in accordance with the terms of the COC Severance Plan and (i) the shares subject to the vested portion of the ESPP Award shall, without any action on the part of Parent, the Company or the holder thereof, be cancelled, with the holder of such vested portion of the ESPP Award entitled to receive, in full satisfaction of the rights of such holder with respect thereto, the Merger Consideration, and (ii) the unvested portion of the ESPP Award shall be subject to service-based vesting terms as provided under the ESPP Award and, to the extent unvested at the Effective Time, shall be assumed and converted at the Effective Time into Parent RSAs as provided in Section 2.4(c).

(f) Prior to the Effective Time, the Company shall pass such resolutions and take such other actions as are necessary so as to cause the treatment of the Company Equity Awards as contemplated by this Section 2.4.

(g) Any payments due pursuant to this Section 2.4, shall be made promptly by Parent following the Effective Time, and in any event within ten (10) Business Days, in accordance with the Surviving Company’s and/or Parent’s payroll practices or the payroll practices of their respective Affiliates.

Section 2.5 Withholding. Each of the Company, Parent, Merger Sub I, the Surviving Corporation, the Surviving Company and the Exchange Agent (together with any of their respective paying agents) shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement any amounts as are required to be withheld or deducted with respect to such payment under the Code, or any other applicable state, local or non-U.S. Law with respect to Taxes. If an aforementioned party determines that any such deduction or withholding is required with respects payable to any holder of Company Common Stock (other than deduction or withholding required (i) with respect to compensatory payments, (ii) as a result of the Company’s failure to provide the FIRPTA Certificate as set forth in Section 6.2(d), or (iii) as the result of such holder’s failure to provide an IRS Form W-9 or W-8, as applicable), such party shall use commercially reasonable efforts to (i) notify the Person to whom such deduction or withholding is required in writing of such proposed deduction and withholding (along with the grounds therefor) prior to deducting and withholding from any portion of any amount payable hereunder and (ii) give such Person a reasonable opportunity to mitigate or eliminate such deduction or withholding. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (a) set forth in the Disclosure Letter delivered by the Company to Parent prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) (with specific reference to the representations and warranties in this Article III to which the information in such schedule relates; provided, that, disclosure in the Company Disclosure Letter as to a specific representation or warranty shall qualify any other sections of this Agreement to the extent (notwithstanding the absence of a specific cross reference) it is reasonably apparent on the face of such disclosure that such disclosure relates to such other sections), or (b) disclosed in the Company SEC Documents (excluding exhibits and other information incorporated therein) filed with, or furnished to, the United States Securities and Exchange Commission (the “SEC”) and publicly available on the SEC’s EDGAR website not less than two (2) Business Days prior to the date of this Agreement (excluding any disclosures contained in the “Risk Factors” section thereof, any disclosure contained in any “forward-looking statements” disclaimer or any other disclosure of risks or any other statements that are predictive or forward-looking in nature, in each case other than any specific factual information contained therein, which shall not be excluded), provided, that disclosure in such Company SEC Documents shall not be deemed to modify or qualify the representations and warranties in Sections 3.1, 3.2, 3.3, 3.4 or 3.21, the Company represents and warrants to Parent, Merger Sub I and Merger Sub II as follows:

Section 3.1 Organization, Standing and Power; Subsidiaries.

(a) Section 3.1(a) of the Company Disclosure Letter contains (i) a complete and accurate list of the name and jurisdiction of organization of each Acquired Company (each of the Company and its Subsidiaries is referred to herein as an “Acquired Company” and, collectively, as the “Acquired Companies”), (ii) the Company’s percentage ownership of each Acquired Company (other than the Company) that is not a wholly owned Subsidiary of the Company and (iii) the jurisdictions in which the Company and each of its Subsidiaries is qualified to conduct business, except in each case as, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect. The Company has no Subsidiaries other than the entities identified in Section 3.1 of the Company Disclosure Letter. None of the Acquired Companies has any equity interest in, or any interest convertible into or exchangeable or exercisable for any equity interest in, any other entity, other than those set forth in Section 3.1 of the Company Disclosure Letter. Each Acquired Company (A) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (B) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (C) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties and assets makes such qualification or licensing necessary, except in each case as, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) The Company has made available to Parent true, correct and complete copies of the certificate of incorporation of the Company, as amended through the date of this Agreement (as so amended, the “Company Charter”), the bylaws of the Company, as amended through the date of this Agreement (as so amended, the “Company Bylaws”), and the comparable charter and organizational documents of each Subsidiary of the Company, in each case as amended through the date of this Agreement (collectively, the “Company Organizational Documents”). The Company is not in violation of any of the provisions of the Company Charter or the Company Bylaws.

(c) The Company or another Acquired Company owns directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of the Subsidiaries of the Company, free and clear of any security interests, liens, claims, pledges, charges, mortgages or other encumbrances (collectively, “Liens”) of any nature whatsoever, except for restrictions on transfer under securities Laws and Permitted Liens, and all of such outstanding shares of capital stock or other equity interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for equity interests in the Subsidiaries of the Company, neither the Company nor any Subsidiary of the Company owns, directly or indirectly, any equity interest in any Person, or has any obligation to acquire any such equity interest other than as set forth on Section 3.1(c)(ii) of the Company Disclosure Letter.

Section 3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 250,000,000 shares, with a par value of $0.01 per share, of which 200,000,000 shares are designated as the Company Common Stock and 50,000,000 shares are designated as preferred stock (“Company Preferred Stock”). As of the close of business on August 10, 2021, there are:

(i) 22,218,142 shares of Company Common Stock issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable and issued free of preemptive rights;

(ii) no shares of Company Preferred Stock issued or outstanding;

(iii) no shares of Company Common Stock held in the Company’s treasury;

(iv) 459,487 shares of Company Common Stock reserved for future grants pursuant to the Company Equity Plan;

(v) 533,414 shares of Company Common Stock subject to outstanding Company Options at a weighted average exercise price of $9.38; and

(vi) 135,391 shares of Company Common Stock subject to outstanding Company Restricted Stock Awards.

(b) The Company has made available to Parent a true, correct and complete copy of the Company Equity Plan as of the date of this Agreement pursuant to which the Company has granted Company Equity Awards and the forms of all material award agreements evidencing such grants. Section 3.2(b) of the Company Disclosure Letter sets forth the following information as of the date of this Agreement with respect to each outstanding Company Equity Award: (i) the name of the holder of such Company Equity Award; (ii) the type of Company Equity Award; (iii) the number of shares of Company Common Stock subject to such Company Equity Award (both “target” and maximum amounts); (iv) the date on which such Company Equity Award was granted; (v) the extent to which such Company Equity Award is vested as of the date of this Agreement and the dates and extent to which such Company Equity Award is scheduled to become vested after the date of this Agreement; (vi) the exercise price (if applicable); and (vii) the expiration date (if applicable). All Company Equity Awards were granted under the Company Equity Plan.

(c) Except for the Company Equity Awards and the related award agreements, there are no outstanding or existing (i) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company (other than such Company Equity Awards); (ii) options, calls, warrants, pre-emptive rights, anti-dilution rights or other rights, rights agreements, shareholder rights plans or other agreements, arrangements or commitments of any character (other than publicly traded options listed on a national exchange) relating to the issued or unissued capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (other than such Company Equity Awards); (iii) obligations of the Company to repurchase, redeem or otherwise acquire (other than any obligations under the Company Equity Awards or the Company Equity Plan) any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company; (iv) phantom stock, restricted stock units or other contractual rights the value of which is determined in whole or in part by reference to the value of any capital stock of the Company (other than such Company Equity Awards) and there are no outstanding stock appreciation rights issued by the Company with respect to the capital stock of the Company (any such rights described in this clause (iv), “Company Stock Equivalents”); (v) voting trusts or other agreements or understandings to which the Company or, to the knowledge of the Company, any of its officers or directors is a party with respect to the voting of capital stock of the Company other than the Support Agreements; or (vi) bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of the Company may vote (“Company Voting Debt”).

(d) As of the date of this Agreement, there are no accrued and unpaid dividends with respect to any outstanding shares of Company Common Stock.

(e) From August 10, 2021 through the execution of this Agreement, except for the issuance of shares of Company Common Stock issued upon the exercise of outstanding Company Options under the Company Equity Plan in accordance with its terms, the Company has not issued any shares of its capital stock or Company Equity Awards, or securities convertible into or exchangeable for such capital stock.

Section 3.3 Authority.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject, in the case of Merger I, to the adoption of this Agreement by the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Stockholder Meeting (the “Company Stockholder Approval”), to consummate the transactions contemplated by this Agreement (such transactions, including Merger I and Merger II, the “Transactions”). The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Transactions, subject to obtaining the Company Stockholder Approval and filing Certificate of Merger I and Certificate of Merger II with the Secretary of State of the State of Delaware as required by the DGCL and the LLC Act. This Agreement has been duly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the counterparties hereto) constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except to the extent that enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting or relating to creditors’ rights generally (whether now or hereafter in effect) and (ii) is subject to general principles of equity (the “Enforceability Limitations”).

(b) The Company’s Board of Directors (the “Company Board”), at a meeting duly called and held, duly and unanimously adopted resolutions (i) approving and declaring advisable this Agreement, Merger I, Merger II and the other Transactions, (ii) determining that this Agreement and Transactions are advisable and in the best interests of the Company and its stockholders, (iii) directing that this Agreement be submitted to a vote of the stockholders of the Company for adoption at the Company Stockholder Meeting, and (iv) resolving to make the Company Recommendation. The Company Stockholder Approval is the only vote of the holders of any class or series of capital stock or other securities of the Company required under applicable Law, Contract or otherwise to approve the Transactions.

Section 3.4 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Transactions, do not and will not (i) conflict with or violate the Company Charter, the Company Bylaws or the comparable charter or organizational documents of any Subsidiary of the Company, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (vii) of Section 3.4(b) have been obtained and all filings and notifications described in such clauses have been made and any waiting periods related thereto have terminated or expired, conflict with or violate any U.S. or non-U.S. federal, state or local law, statute, code, directive, ordinance, rule, regulation, order, Judgment, writ, stipulation, award, injunction, decree or other enforceability requirements imposed by a Governmental Entity (collectively, “Law”), in each case that is applicable to any Acquired Company or by which any of its assets or properties is subject or bound, (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in a right of payment or loss of a benefit under, or give rise to any right of termination, cancellation or acceleration of, any Company Material Contract, (iv) result in any breach or violation of any Company Plan (including any award agreement thereunder) or (v) result in the creation of any Lien upon any of the material properties or assets of any of the Acquired Companies, other than, in the case of clauses (ii), (iii), (iv) and (v) above, any such items that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Transactions, do not and will not require any consent, clearance, approval, waiting period expiration or termination, order, license, authorization or permit of, action by, filing, registration or declaration with or notification to, any U.S. or non-U.S. federal, state or local government or governmental or regulatory (including stock exchange or other self-regulatory organization) authority, agency, court, judicial body, legislature, commission, agency or other governmental body (each, a “Governmental Entity”), except for (i) compliance with the applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), and the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (ii) compliance with any applicable international, federal or state securities or “blue sky” Laws, (iii) the filing of a premerger notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the receipt, termination or expiration, as applicable, of waivers, consents, clearances, approvals, waiting periods or agreements required under Regulatory Laws, (iv) the filing with the Secretary of State of the State of Delaware of Certificate of Merger I and Certificate of Merger II, in each case, as required by the DGCL, (v) compliance with applicable rules and regulations of NASDAQ, (vi) compliance with Federal Acquisition Regulation Subpart 42.12 with respect to novation and change of name requirements applicable to Government Contracts; (vii) notifications and filings with the Defense Counterintelligence and Security Agency of the U.S. Department of Defense and any other applicable Cognizant Security Agency under the National Industrial Security Program Operating Manual and any other applicable national or industrial security regulations, (viii) as otherwise set forth in Section 3.4(b) of the Company Disclosure Letter, or (ix) where the failure to obtain such consents, approvals, orders, licenses, authorizations or permits of, or to make such filings, registrations or declarations with or notifications to, any Governmental Entity, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.5 SEC Reports; Financial Statements.

(a) The Company has timely filed or furnished all forms, reports, statements, schedules, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed or furnished by the Company with the SEC since March 14, 2019 (all such forms, reports, statements, schedules, certifications, exhibits and other information incorporated therein, and other documents, collectively, the “Company SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment filed or furnished prior to the date hereof, each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (“SOX”), and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed or furnished. Except to the extent that information in any Company SEC Document has been revised or superseded by a Company SEC Document filed or furnished prior to the date hereof, none of the Company SEC Documents contains any untrue statement of a material fact or omits to state a material fact required to be stated or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Parent has made available to the Company true and complete copies of all material correspondence between the SEC, on the one hand, and Parent or any of its Subsidiaries, on the other hand, occurring between March 14, 2019 and the date of this Agreement. The Company has made available to Parent true and complete copies of all material correspondence between the SEC, on the one hand, and the Company or any of its Subsidiaries, on the other hand, occurring between March 14, 2019 and the date of this Agreement. As of the date of this Agreement, there are no outstanding or unresolved comments from the SEC staff with respect to any Company SEC Document. To the knowledge of the Company, as of the date of this Agreement, no Company SEC Document is the subject of ongoing SEC review or outstanding SEC comment or investigation No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act, and no Subsidiary of the Company is subject to the periodic reporting requirements of any non-U.S. Governmental Entity that performs a similar function to that of the SEC or any securities exchange or quotation system.

(b) The audited consolidated financial statements of the Company and its consolidated Subsidiaries (including any related notes thereto) that are included in the Company SEC Documents or included or incorporated by reference into any documents filed pursuant to the Securities Act (i) comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or permitted by the SEC under the Exchange Act) and (iii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries at the respective dates thereof and the consolidated statements of income, cash flows and stockholders’ equity for the periods indicated. The unaudited consolidated financial statements of the Company and its consolidated Subsidiaries (including any related notes thereto) that are included in the Company SEC Documents or included or incorporated by reference into any documents filed pursuant to the Securities Act (x) comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (y) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or may be permitted by the SEC under the Exchange Act) and (z) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated statements of income, cash flows and stockholders’ equity for the periods indicated (and except that the unaudited financial statements may not contain all footnotes and are subject to normal and recurring year-end adjustments).

(c) The Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as required by Rule 13a-15 under the Exchange Act designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with GAAP. The Company has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of SOX, and based on the most recent such assessment concluded that such controls were effective. The Company has disclosed, based on its most recent evaluation, to the Company’s outside auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of such internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since March 14, 2019 and except as otherwise described in the Company SEC documents, the Company has not identified any significant deficiency or material weakness in the design or operation of its internal control over financial reporting or fraud, whether or not material, that involved management or other employees who have a significant role in the Company’s internal control over financial reporting.

(d) Since January 1, 2020, (i) the Chief Executive Officer and the Chief Financial Officer of the Company have signed, and the Company has furnished to the SEC, all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX, and (ii) the statements contained in such certifications are accurate.

(e) Since January 1, 2020, (i) no Acquired Company has, nor, to the knowledge of the Company, has any director, officer or employee of any of the Acquired Companies or the independent registered public accounting firm of the Company, received in writing any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any of the Acquired Companies or their respective internal controls, including any material complaint, allegation, assertion or claim that any of the Acquired Companies has engaged in unlawful accounting or auditing practices and (ii) no attorney representing any of the Acquired Companies has reported evidence of a material violation of the securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company.

(f) There are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Company SEC documents and, to the knowledge of the Company, none of the Company SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review. There are no internal investigations, or to the knowledge of the Company, SEC inquiries or investigations or other governmental inquiries or investigations pending or threatened in writing, in each case, regarding any accounting practices of the Acquired Companies.

Section 3.6 No Undisclosed Liabilities. No Acquired Company has any liabilities or obligations required under GAAP to be recorded on the balance sheet of such Acquired Company, except for liabilities and obligations (a) disclosed, reflected or reserved against in the Company’s consolidated balance sheet as at March 31, 2021 (or the notes thereto), (b) incurred in the ordinary course of business since March 31, 2021 consistent with past practice and consistent in nature and amount with those set forth on the Company’s consolidated balance sheet as at March 31, 2021, (c) arising out of or in connection with the preparation and negotiation of this Agreement or consummation of the Transactions, or (d) that, individually or in the aggregate, would not be material to the Acquired Companies, taken as a whole.

Section 3.7 Information Supplied None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Proxy Statement/Prospectus will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus and any other documents filed by the Company with the SEC in connection herewith will comply in all material respects with the requirements of applicable Law, including the Exchange Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent, Merger Sub I or Merger Sub II for inclusion or incorporation by reference in the Form S-4 or Proxy Statement/Prospectus.

Section 3.8 Absence of Certain Changes or Events. Since March 31, 2021 to the date of this Agreement (a) the businesses of the Acquired Companies have been conducted in the ordinary course of business in all material respects, and (b) there has not been any event, development, change or state of circumstances that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect. Except as set forth on Section 3.8 of the Company Disclosure Letter, since March 31, 2021 through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that would have constituted a breach of, or required Parent’s consent pursuant to, clauses (iv), (v), (vii), (viii), (xi), (xii), (xiii), (xiv), (xv), (xvi) or (xvii) of Section 5.1 had the covenants therein applied since March 31, 2021.

Section 3.9 Legal Proceedings. (i) There is no suit, action, proceeding, arbitration, mediation, hearing, investigation or subpoena (each, an “Action”) pending or, to the knowledge of the Company, threatened against any Acquired Company or any Acquired Company’s properties or assets that individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect, and (ii) no Acquired Company nor any of its properties or assets is subject to any Judgment that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

Section 3.10 Compliance with Laws; Permits.

(a) (i) The Acquired Companies are in, and at all times since January 1, 2020, have been in, compliance with all Laws applicable to them or by which any of their businesses, activities, assets or properties are bound, except for such violations or noncompliance, individually or in the aggregate, that have not had, and would not reasonably be expected to have, a Company Material Adverse Effect and (ii) since January 1, 2020, none of the Acquired Companies has received any written communication from a Governmental Entity that alleges that any Acquired Company is not in compliance with any Law, except for such noncompliance, individually or in the aggregate, that has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. To the knowledge of the Company, except for routine audits or inspections, no investigation by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending, nor has any Governmental Entity indicated to the Company or any of its Subsidiaries in writing an intention to conduct any such investigation, except for such investigations the outcomes of which, individually or in the aggregate, has not had or would not reasonably be expected to have a Company Material Adverse Effect.

(b) Except as, individually or in the aggregate, would not reasonably be expected to result in a material liability to the Acquired Companies, taken as a whole, the Acquired Companies and their respective Affiliates, directors, officers and employees are in, and at all times since January 1, 2019, have been in, compliance in all material respects with the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78a et seq. (1997 and 2000)), and any other applicable foreign or domestic anticorruption or anti-bribery Laws (collectively, the “Fraud and Bribery Laws”), and none of the Acquired Companies nor, to the knowledge of the Company, any of their respective Affiliates, directors, officers, employees, agents or other representatives acting on any Acquired Company’s behalf have directly or indirectly, in each case, in violation of the Fraud and Bribery Laws: (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (iii) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (iv) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent or (v) taken any action or made any omission in violation of any applicable law governing or relating to corrupt practices or money laundering.

(c) Except as, individually or in the aggregate, is not or would not reasonably be expected to result in a material liability to the Acquired Companies, taken as a whole, the Acquired Companies and their respective Affiliates, directors, officers and employees are in, and at all times within the past five (5) years, have been in, compliance with applicable Sanctions and Export Control Laws. Without limiting the foregoing, except as, individually or in the aggregate, is not or would not reasonably be expected to result in a material liability to the Acquired Companies, taken as a whole, there are no pending or threatened claims or investigations by any Governmental Entity against or involving any of the Acquired Companies with respect to any actual or alleged violations of Export Control Laws or Sanctions.

(d) None of the Acquired Companies nor any of their directors, officers, or employees, or any other Persons acting for or on behalf of any of the foregoing, is or has been within the past five (5) years (i) a Sanctioned Person; (ii) subject to debarment or any list-based designations under the Export Control Laws; or (iii) engaged in a transaction or dealing, direct or indirect, with or involving a Sanctioned Person or a person subject to debarment or any list-based designations under the Export Control Laws (except as set forth in Section 3.10(d) of the Company Disclosure Letter).

(e) The Company has implemented and maintains policies and procedures to promote compliance with Sanctions Laws and Export Control Laws.

(f) The Acquired Companies have in effect all material permits, licenses, grants, easements, clearances, variances, exceptions, consents, certificates, exemptions, registrations, authorizations, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease, operate or use their properties and to carry on their businesses as now conducted, except for any Permits the absence of which, individually or in the aggregate, have not or would not reasonably be expected to have a Company Material Adverse Effect. All material Permits of the Acquired Companies are in full force and effect, except where the failure to be in full force and effect, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. To the knowledge of the Company, except as, individually or the in aggregate, would not reasonably be expected to be material and adverse to the Acquired Companies, taken as a whole, each employee of any of the Acquired Companies has in effect all material Permits necessary for such employee to carry on the business of the Acquired Companies as now conducted by such employee. Except as has not had or would not, individually or in the aggregate, reasonably be expected to result in a material liability to the Acquired Companies, taken as a whole, (i) no Permit has been revoked, suspended, terminated or materially impaired in any manner since January 1, 2019, (ii) neither the Company nor any of its Subsidiaries is in default or violation, in any respect, of any of the Company Permits and (iii) since January 1, 2020, neither the Company nor any Company Subsidiary has received any written notice regarding any of the matters set forth in the foregoing clauses (i) and (ii).

Section 3.11 Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Letter sets forth a complete and accurate list of each material Company Plan (including each severance, deferred compensation, retirement, retiree medical, equity or equity-based, retention or change in control plan, policy, agreements, contracts, program or arrangement) as of the date of this Agreement. “Company Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, including any “multiemployer plan” (within the meaning of ERISA Section 3(37)), and any other employee benefit or compensation plan, policy, agreements, contracts, program or arrangement, including any stock purchase, stock option, other equity-based compensation, severance, change-in-control, bonus, retention, incentive, deferred compensation, pension, retirement, profit-sharing, savings, sick leave, vacation pay, leave, welfare, disability, health, medical, life insurance, fringe benefit, flexible spending account, written consulting or written employment plan, policy, program, practice, agreement or arrangement, whether or not subject to ERISA, in each case (i) that is sponsored, maintained or contributed to (or required to be contributed to) by any Acquired Company, (ii) to which any Acquired Company is a party or (iii) under which any of the Acquired Companies has any current or future liability (including contingent liability). Notwithstanding the foregoing, for purposes of the warranty set forth in this Section 3.11, “Company Plan” shall not include any statutory non-U.S. plans maintained solely by a Governmental Entity with respect to which any Acquired Company is obligated to make contributions or comply with under applicable Law. With respect to each material Company Plan (including each severance, deferred compensation, retirement, retiree medical, equity or equity-based, retention or change in control plan, policy, program or arrangement), the Company has made available to Parent a current, accurate and complete copy of, to the extent applicable: (i) all plan documents, including all amendments (or, with respect to any unwritten material Company Plan, a summary of the material terms thereof), (ii) all related trust agreements or other funding instruments and insurance contracts and policies, (iii) the most recent determination, advisory or opinion letter issued by the U.S. Internal Revenue Service (the “IRS”) with respect to such plan, (iv) the current summary plan description and any summaries of material modifications, (v) the most recently filed Form 5500 (including all schedules thereto), (vi) all material correspondence with any Governmental Entity involving a material Company Plan within the three (3) years immediately prior to the date hereof and (vii) any nondiscrimination, coverage or similar annual tests performed during the last three (3) plan years, in each case as of the date of this Agreement.

(b) With respect to the Company Plans:

(i) each such Company Plan has been established and administered in accordance with its terms and in compliance with all applicable Laws, including ERISA and the Code, including all filing and disclosure requirements, except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Acquired Companies, taken as a whole;

(ii) each such Company Plan intended to be qualified under Section 401(a) of the Code has received or is entitled to rely on a currently effective favorable determination, advisory or opinion letter, as applicable, from the IRS that it is so qualified, and, to the knowledge of the Company, nothing has occurred and no fact or circumstance exists that could reasonably be expected to cause any such Company Plan to not be so qualified;

(iii) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of the Company, threatened, relating to any of such Company Plans or to the assets of any of the trusts under any of such Company Plans (other than routine claims for benefits) that, in any case, would reasonably be expected to result, individually or in the aggregate, in material liability to the Acquired Companies, taken as a whole;

(iv) each such Company Plan subject to the Laws of any jurisdiction outside of the United States (A) has been maintained and operated in accordance with all applicable requirements of such Laws, (B) if intended to qualify for special Tax treatment, has met all requirements for such treatment, and (C) if intended to be funded or book-reserved, is fully funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions, and the Acquired Companies have complied with all their respective obligations under such non-U.S. Law with respect to such Company Plans, except as in each case of (A), (B) and (C) of this clause (iv) would not, individually or in the aggregate, reasonably be expected to result in material liability to the Acquired Companies, taken as a whole; and

(v) except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Acquired Companies, taken as a whole, all contributions required to be made to any Company Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the records of the Company in accordance with GAAP.

(c) No Acquired Company nor any of its current or former Company ERISA Affiliates has, at any time during the last six (6) years, contributed to, been obligated to contribute to or has any liability (including contingent liability) with respect to (i) any “multiemployer plan,” as defined in Section 3(37) of ERISA, (ii) any employee benefit plan, program or arrangement that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (iii) a multiple employer plan subject to Section 4063 or 4064 of ERISA or (iv) a multiple employer welfare arrangement (as defined in Section 3(40)(A) of ERISA).

(d) No Acquired Company has any obligations for post-employment medical, dental, vision, prescription drug or other welfare benefits for any of their respective former or current employees or their eligible dependents, except for the coverage continuation requirements of Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or other similar Law.

(e) None of the Acquired Companies nor any of their respective Company ERISA Affiliates has any liability that would be material to the Acquired Companies, taken as a whole, on account of any violation of the health care requirements of Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code.

(f) Except as otherwise set forth in Section 3.11(f) of the Company Disclosure Letter or as otherwise provided herein, the Transactions will not, either alone or together with any other event, (i) entitle any current or former employee, director, or independent contractor of any of the Acquired Companies to any bonus, incentive, severance or other compensatory payment or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding (whether through a grantor trust or otherwise) of compensation or benefits under, or increase the amount of compensation or benefits allocable or payable to any current or former employee, director, or independent contractor, or trigger any material obligation pursuant to, any Company Plan or (iii) limit or restrict the right of the Company to merge, amend, or terminate any Company Plan.

(g) Except as would not be material to the Acquired Companies, taken as a whole, each Company Plan that is subject to Section 409A of the Code has been maintained in compliance in form and operation with the requirements of Section 409A of the Code. No Acquired Company has any obligation to reimburse any person for any excise Tax, including any excise Tax imposed under Section 409A or 4999 of the Code. No Company Options are subject to Section 409A of the Code. None of the Company Options are “incentive stock options” as defined in Section 422 of the Code.

(h) Except as set forth on Section 3.11(h) of the Company Disclosure Letter, no amount or benefit that has been or could be received (whether in cash or property or the vesting of property) by any current or former employee, officer, director or service provider of the Acquired Companies who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) could be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code) as a result of any of the transactions contemplated by this Agreement.

Section 3.12 Labor Matters.

(a) Except as set forth on Section 3.12(a) of the Company Disclosure Letter, no Acquired Company is a party to, or is bound by, any collective bargaining agreement or similar agreement with any labor union, labor organization or works council, and no Acquired Company has been a party to or bound by any such agreement within the last three years.

(b) Since January 1, 2020, there has been no: (i) to the knowledge of the Company, organizational activity (including without limitation any petition or demand for recognition or election) or threat thereof by or with respect to any employees of any of the Acquired Companies, or (ii) strike, picketing, work stoppage or lockout, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of any of the Acquired Companies, whether engaged in collective action or not.

(c) Each Acquired Company has complied with all applicable Laws relating to wages, hours, immigration, employee and independent contractor classification, discrimination in employment, collective bargaining and all other Laws pertaining to employment and labor, including the Worker Adjustment and Retraining Notification Act and comparable state, local and federal Laws, whether domestic or international (“WARN”), and are not liable for any arrears of wages or any Taxes or penalties for failure to comply with any of the foregoing, except as has not had, and would not, individually or in the aggregate, reasonably be expected to result in material liability to the Acquired Companies, taken as a whole.

(d) There is no, and within the past three years there has not been any, Action pending or, to the knowledge of the Company, threatened by or on behalf of any employee or independent contractor or group of employees or independent contractors (in each case, current or former) of any of the Acquired Companies, including any charge, grievance, complaint or investigation alleging violation of any local, state, federal or other Law related to labor or employment, whether domestic or international, including without limitation, Laws related to wages and hours (including the Fair Labor Standards Act and comparable state or local Laws), immigration, discrimination in employment, collective bargaining, workplace health and safety, plant layoffs or shutdowns (including WARN) or any other Action before or under the jurisdiction of the Office of Federal Contract Compliance Programs, the National Labor Relations Board, the Occupational Safety and Health Administration, the Equal Employment Opportunity Commission, the U.S. or any State Department of Labor, or any other Governmental Entity, in each case except as, individually or in the aggregate, has not had, and would not, individually or in the aggregate, reasonably be expected to result in material liability to the Acquired Companies, taken as a whole.

(e) Without limiting the generality of the foregoing, each employee of an Acquired Company who works in the United States or any non-U.S. jurisdiction is duly authorized to work in the United States or such other non-U.S. jurisdiction, respectively, and the Acquired Companies have complied in all material respects with applicable Laws concerning each such current employee’s employment eligibility verification, including with respect to Forms I-9 for U.S. employees.

(f) Section 3.12(f) of the Company Disclosure Letter sets forth an approximate headcount as of the date of this Agreement of all of the employees of the Acquired Companies by jurisdiction.

Section 3.13 Environmental Matters.

(a) Except as, individually or in the aggregate, has not resulted in, and would not reasonably be expected to have a Company Material Adverse Effect: (i) each Acquired Company is, and at all times since January 1, 2020 has been, in compliance with all applicable Environmental Laws, and possesses and is in compliance with all Environmental Permits necessary for its operations; (ii) there are no Materials of Environmental Concern due to the activities of any of the Acquired Companies present within any Leased Company Real Property or, to the knowledge of the Company, on, under or emanating from any Leased Company Real Property or any third-party waste disposal locations or any property formerly owned or operated by any of the Acquired Companies, except under circumstances that are not reasonably likely to result in liability of any of the Acquired Companies under any applicable Environmental Laws; (iii) there are no above ground or underground storage tanks utilized by any of the Acquired Companies at any Leased Company Real Property, and the Acquired Companies have made all required filings and notifications in connection with any of their use or storage of Materials of Environmental Concern required by Environmental Laws; (iv) no Acquired Company has received any unresolved written notification alleging that it is liable for, or has received a written request for information from any Governmental Entity pursuant to Environmental Laws regarding its potential liability in connection with, any release or threatened release of, or the exposure of any Person to, Materials of Environmental Concern at any location; and (v) to the knowledge of the Company, no Acquired Company has received any unresolved written claim or complaint, or is currently subject to any proceeding, relating to noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws, and to the knowledge of the Company, no such matter has been threatened.

(b) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Environmental Laws” means all applicable non-U.S., federal, state or local statutes, directives, regulations, ordinances, treaties, codes or decrees protecting the quality of the ambient air, soil, surface water or groundwater, or indoor air, or regulating or imposing standards of care in respect of the use, handling, release and disposal of, or exposure of Persons to, Materials of Environmental Concern, including those relating to electronic waste recycling, as such are in effect as of the date of this Agreement and any common law related to such;

(ii) “Environmental Permits” means all permits, licenses, registrations, approvals and other authorizations required under applicable Environmental Laws; and

(iii) “Materials of Environmental Concern” means any pollutant, contaminant, hazardous, acutely hazardous, or toxic substance or waste, dangerous good, radioactive material, petroleum (including crude oil, any fraction thereof and refined petroleum products), asbestos and asbestos-containing materials, polychlorinated biphenyls, or any other chemical, material or substance, whether man-made or naturally occurring, which is defined in, regulated under or for which liability is imposed under any Law or common law related to pollution or protection of human health or the environment as a result of its hazardous or deleterious properties.

(c) Notwithstanding any other provision of this Agreement, Section 3.4, Section 3.5, Section 3.6, Section 3.7, Section 3.8, and this Section 3.13 sets forth the Company’s sole and exclusive representations and warranties with respect to Materials of Environmental Concern, Environmental Laws and other environmental matters.

Section 3.14 Taxes. Except as otherwise set forth in Section 3.14 of the Company Disclosure Letter:

(a) All material income and other material Tax Returns that are required to have been filed by or with respect to any Acquired Company have been timely filed (taking into account any properly obtained extension of time within which to file such Tax Returns), and all such Tax Returns are true, correct and complete in all material respects and disclose all material Taxes required to paid by or with respect to any Acquired Company for the periods covered thereby.

(b) The Acquired Companies have timely, properly and in accordance with applicable Law paid all material Taxes which may be due and owing by or with respect to any of them (whether or not shown or required to be shown on any Tax Return).

(c) All material Taxes that any Acquired Company is required by Law to withhold or to collect for payment have been duly withheld and collected and have been paid to the appropriate Governmental Entity.

(d) There is not pending or, to the knowledge of the Company, threatened any audit, examination, investigation or other Action with respect to any material Taxes of any Acquired Company.

(e) All deficiencies asserted in writing or assessments made in writing as a result of any examination by any Tax authority of material Tax Returns filed by or with respect to any Acquired Company or with respect to any Taxes of any Acquired Company have been paid in full or otherwise finally resolved.

(f) No Acquired Company has waived in writing any statute of limitations with respect to Taxes which waiver is currently in effect, and no written request for such a waiver is currently outstanding.

(g) No Acquired Company has constituted a “distributing corporation” or a “controlled corporation” (in each case, within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) (i) in the three years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Transactions.

(h) No Acquired Company is a party to any material Tax allocation, Tax sharing, Tax indemnity or Tax reimbursement agreement or arrangement (other than a customary agreement or arrangement contained in an ordinary course commercial agreement not primarily related to Taxes and other than pursuant to any agreement or arrangement solely among the Acquired Companies).

(i) No Acquired Company has any liability for Taxes of any other Person (i) pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), except as a result of being a member of a consolidated, affiliated or similar combined group the common parent of which is the Company, (ii) as a transferee or successor, or (iii) by Contract (other than a customary agreement or arrangement contained in an ordinary course commercial agreement not primarily related to Taxes and other than pursuant to any agreement or arrangement solely among the Acquired Companies), or (iv) otherwise.

(j) No claim has been received in writing by any Acquired Company from any Tax authority in a jurisdiction where such Acquired Company has not filed Tax Returns of a particular type that such Acquired Company is or may be subject to material Tax by, or required to file Tax Returns with respect to material Taxes in, such jurisdiction, in each case with respect to such particular type of Tax.

(k) No Acquired Company will be required to include a material item of income (or exclude a material item of deduction) in any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) a change in or incorrect method of accounting occurring prior to the Closing Date, (ii) any installment sale, open transaction, or other transaction on or prior to the Closing Date, (iii) a prepaid amount received (or deferred revenue recognized) or paid, prior to the Closing Date, or (iv) an election under Section 108(i) of the Code (or any similar provision of state, local, or non-U.S. Law). No Acquired Company has made an election pursuant to Section 965(h) of the Code.

(l) There are no Liens for a material amount of Taxes upon any property or assets of any Acquired Company, except for Permitted Liens.

(m) No Acquired Company has participated in any “listed transaction” within the meaning of Treasury Regulations Sections 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(n) No Acquired Company has taken or agreed to take any action, or is aware of the existence of any fact or circumstance, that could reasonably be expected to impede or prevent the Mergers, taken together, from qualifying as a “reorganization” under Section 368(a) of the Code.

(o) The Acquired Companies are in material compliance with all transfer pricing Laws, and all related material documentation required by such Laws has been timely prepared or obtained and, if necessary, retained.

(p) No Acquired Company has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty), or otherwise become subject to Tax jurisdiction in a country other than the country of its formation.

Section 3.15 Contracts.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of each of the following Contracts (other than any Company Plan and any Contract filed as an exhibit to the Company SEC Documents filed prior to the date of this Agreement) to which any Acquired Company is a party or by which any Acquired Company or any of its assets or businesses is subject or bound:

(i) any Contract that involves the obligation or potential obligation of any of the Acquired Companies to make any “earn-out” or similar payments to any Person relating to any prior acquisition made by an Acquired Company that has not been satisfied and fully terminated prior to the date of this Agreement;

(ii) any indenture, loan or credit agreement, security agreement, guarantee, note, mortgage, letter of credit, reimbursement agreement or other Contract, in any such case relating to indebtedness or of any Acquired Company having an outstanding principal amount in excess of $500,000, in the aggregate (except for such indebtedness between the Acquired Companies or guaranties by any Acquired Company of indebtedness of any Acquired Company);

(iii) any Contract relating to any joint venture or partnership material to the Acquired Companies, taken as a whole;

(iv) any Contract with a supplier or vendor of any of the Acquired Companies to which any of the Acquired Companies made payments of more than $1,000,000 during the fiscal year ended December 31, 2020 (each, a “Material Supplier”), other than (A) any such Contract that is terminable by any Acquired Company upon notice of ninety (90) days or less without penalty and (B) purchase orders in the ordinary course of business;

(v) any Contract with a customer of any of the Acquired Companies from which any of the Acquired Companies received payments of more than $1,500,000 during the fiscal year ended December 31, 2020 (each, a “Material Customer”), other than (A) any such Contract that is terminable by any Acquired Company upon notice of ninety (90) days or less without penalty and (B) purchase orders in the ordinary course of business;

(vi) any material collective bargaining agreement or similar agreement with any labor union, labor organization or works council;

(vii) any Contract that grants any rights of first refusal or rights of first offer to any Person with respect to any material asset or equity interests of any of the Acquired Companies;

(viii) any Contract that is a settlement with any Governmental Entity or any other Person to which any of the Acquired Companies is subject to ongoing obligations that are material to the Acquired Companies, taken as a whole;

(ix) Any Contract that is between the Company or any of its Subsidiaries, on the one hand, and a Governmental Entity, on the other hand, involving the purchase or sale of goods or the provision of services for the benefit of, or by, a Governmental Entity, in each case, accounting for revenues in excess of $500,000;

(x) any Contract purporting to indemnify or hold harmless any director, officer or employee of any of the Acquired Companies (other than the Company Charter, the Company Bylaws and the organizational documents of the Company’s Subsidiaries);

(xi) any Contract that purports to limit in any material respect either the type of business in which the Company or any of its Affiliates may engage or the manner of locations in which any Acquired Company may so engage in any business;

(xii) any Contract that contains a standstill or similar agreement pursuant to which the Company or its Subsidiaries has agreed not to acquire assets or securities of any other party to such Contract or any of such other party’s Affiliates;

(xiii) any Contract that contains a “most favored nation” provision that materially restricts the business of the Company and its Subsidiaries, taken as a whole;

(xiv) except for transactions between or among the Company and its Subsidiaries, any Contract that was entered into during the five (5)-year period prior to the date of this Agreement relating to the acquisition or disposition by the Company or any of its Subsidiaries of any equity interests or assets (whether by merger, amalgamation, consolidation, stock purchase, asset purchase or otherwise);

(xv) any Contract that is disclosed by the Company pursuant to Item 404 of Regulation S-K under the Securities Act;

(xvi) any Contract to which the Company is a party, or by which the Company is otherwise bound that: (A) grants a license or interest (including any covenant, release, immunity or other right) in any Intellectual Property or Technology owned or purported to be owned by the Company, but excluding non-exclusive licenses granted to customers in the ordinary course of business; or (B) relates to the acquisition, transfer, use, development, sharing or license or grant of any other right in any material Technology or Intellectual Property; and

(xvii) any stockholder, voting trust, or similar Contract relating to the voting of Company Common Stock or other equity interests of the Company.

Each Contract entered into prior to the date of this Agreement that is filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, excluding those compensatory plans described in Item 601(b)(10)(iii) of Regulation S-K under the Securities Act, and each Contract listed as of the date of this Agreement in Section 3.15(a) of the Company Disclosure Letter, a “Company Material Contract.”

(b) The Company has made available to Parent true and complete copies of each Company Material Contract (including any amendments, supplements or modifications thereto) as of the date of this Agreement. Each Company Material Contract is valid and binding on each Acquired Company party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, except in each case for such failures to be valid and binding or to be in full force and effect that, individually or in the aggregate, would not reasonably be expected to have, a Company Material Adverse Effect. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, there is no breach or default under any Company Material Contract by any of the Acquired Companies party thereto or, to the knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by any of the Acquired Companies party thereto or, to the knowledge of the Company, any other party thereto.

Section 3.16 Insurance. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, all insurance policies of the Acquired Companies are in full force and effect and all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending before the Closing Date). Except as, individually or in the aggregate, has not had or would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2020, each of the Acquired Companies has been continuously insured in such amounts and with respect to such risks and losses as management has reasonably determined to be appropriate. Since January 1, 2020, no Acquired Company has received any written notice of cancellation, default, non-renewal or termination with respect to any material insurance policy of any of the Acquired Companies (other than ordinary course termination notices with respect to coverage as to which there was no lapse). All material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by or on behalf of the Company or any of its Subsidiaries provide adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, except for any such failures to maintain such policies that have not had or would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.17 Properties.

(a) Section 3.17(a) of the Company Disclosure Letter sets forth a complete and accurate list of all real property owned by the Company or any of its Subsidiaries (collectively, the “Owned Company Real Property”). With respect to the Owned Company Real Property: (i) the Company has not leased or otherwise granted to any Person the right to use or occupy such Owned Company Real Property or any material portion thereof and (ii) there are no outstanding options, rights of first refusal, rights of first offer, rights of reverter or other third party rights to purchase such Owned Company Real Property that are material to the Acquired Companies, taken as a whole.

(b) Section 3.17(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all material real property leased by any of the Acquired Companies (the “Leased Company Real Property” and together with the Owned Company Real Property, the “Real Property”). The Company has made available to Parent complete and correct copies of each lease, sublease, license, occupancy agreement, concession and other agreements (written or oral) with respect thereto (including all amendments, extensions, renewals, guaranties and other agreements with respect to Leased Company Real Property, and in the case of any oral agreement, a written summary of the material terms thereof) (each a “Company Real Property Lease”). Except as, individually or in the aggregate, has not had and would not reasonably be expected to reasonably be expected to have a Company Material Adverse Effect, (1) neither the Company nor any of its Subsidiaries is in breach of or default under the terms of any Company Real Property Lease, and to the knowledge of the Company as of the date of this Agreement, no event or circumstance has occurred or exists that with or without notice or lapse of time or both would constitute a breach or default thereunder by the Company or and of its Subsidiaries, and (2) each Company Real Property Lease is a valid and binding obligation of the Company or a Subsidiary of the Company, as applicable, and is in full force and effect and enforceable against the applicable Company or Subsidiary of the Company. Each Acquired Company has a good and valid leasehold interest in each Leased Company Real Property free and clear of all Liens, except for Permitted Liens. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, no Acquired Company has leased, licensed or otherwise granted to any Person (other than the other Acquired Companies) the right to use or occupy any parcel of Leased Company Real Property or any portion thereof.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, there is no condemnation, expropriation or other proceeding in eminent domain pending or, to the knowledge of the Company, threatened, affecting any of the Real Property.

(d) With respect to the Real Property or any asset of the Company or any of its Subsidiaries, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company or a Company Subsidiary has good and valid title to such property or asset, free and clear of all Liens, other than any Permitted Liens.

(e) Except as listed on Section 3.17(e) of the Company Disclosure Letter, the Company has not received written notice of an outstanding violation of any applicable Law relating to any material part of the Real Property or written notice of condemnation, special assessment or the like, with respect thereto which, in any such case, would reasonably be expected to have a Company Material Adverse Effect.

Section 3.18 Intellectual Property; Software.

(a) The Company has made available a true, correct and complete list, as of the date of this Agreement, of all issued Patents and pending applications for Patents, registered Trademarks and pending applications to register Trademarks, and registered Copyrights and applications to register Copyrights, in each case that are included in the Company Owned Intellectual Property and are material to the business of the Company. All registration, renewal and maintenance fees and taxes due and payable on or before the Closing Date and necessary to maintain in effect the applications and registrations listed pursuant to the preceding sentence have been paid, except to the extent that an Acquired Company has elected not to maintain such applications or registrations in the ordinary course of business and except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) one or more Acquired Companies exclusively owns all right, title and interest in the Company Owned Intellectual Property and Company Owned Technology, free and clear of any Liens (other than Permitted IP Encumbrances) or has a valid right to use any other Intellectual Property and Technology used or held for use in, and necessary for the conduct of, the Company’s business and (ii) the execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the Transactions, will not, cause the loss of any ownership of any Company Owned Intellectual Property or Company Owned Technology, or loss of license rights granted to an Acquired Company in and to any Company Intellectual Property (other than Company Owned Intellectual Property).

(c) Except as set forth on Section 3.18(c) of the Company Disclosure Letter, or individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect: (i) the business of the Acquired Companies (including the Company Software, Company Owned Intellectual Property and Company Owned Technology), as presently conducted, does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any other Person; and (ii) as of the date of this Agreement, there are no Actions (including infringement, misappropriation, interference, derivation, reexamination, inter partes review, ex parte reexamination, inter partes reexamination, post-grant review or covered business method review, reissue, opposition, nullity or cancelation proceeding) pending or presently threatened in writing against or to the knowledge of the Company affecting any Acquired Company with respect to the business of the Acquired Companies or entered against any Acquired Company, in each case that relates to any Company Owned Intellectual Property, Company Owned Technology, Company Products or Company Software.

(d) To the knowledge of the Company, since January 1, 2020, no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Company Owned Intellectual Property, Company Owned Technology, Company Products or Company Software, in each case in a manner that would reasonably be expected to have a Company Material Adverse Effect.

(e) Except to the extent that the Acquired Companies have desired to disclose trade secrets included in the Company Owned Intellectual Property, Company Owned Technology, Company Products or Company Software, the Acquired Companies have taken commercially reasonable measures to maintain the confidentiality of trade secrets included in the Company Owned Intellectual Property, Company Owned Technology, Company Products and Company Software, except as would not reasonably be expected to have a Company Material Adverse Effect.

(f) To the knowledge of the Company, the Company owns or has a right to access and use all the material Company IT Systems, as such material Company IT Systems are currently used by the Acquired Companies, except as would not reasonably be expected to have a Company Material Adverse Effect. The Acquired Companies maintain policies and procedures that are designed to protect the confidentiality, integrity and security of the Company IT Systems and the Company Data. To the knowledge of the Company, the Company IT Systems (i) are reasonably adequate for the current operation of the Company and (ii), have not, including in relation to any data stored or processed therein, including Company Data, ceased operating in any material respect, had any substantial feature or key component rendered unusable or suffered any security breach or unauthorized access to, deletion or other misuse of, any Company Data since January 1, 2018, and all material vulnerabilities identified therein have been promptly rectified, in each case except as would not reasonably be expected to have a Company Material Adverse Effect.

(g) As of the date of this Agreement, there are no Actions pending, or presently threatened in writing against any Acquired Company, claiming that Open Source Code licensed to the Company is incorporated by an Acquired Company into or distributed by an Acquired Company with any material Company owned proprietary Software in a manner that requires the Company to disclose the source code for such Company owned proprietary Software for no fees or to license any patents in connection with such software, in each case except as would not reasonably be expected to have a Company Material Adverse Effect. The Acquired Companies are in material compliance with the terms and conditions of all licenses for the Open Source Code. No Acquired Company has: (i) incorporated Open Source Code into, or combined or linked Open Source Code with, the Company Products or Company Software or; (ii) distributed Open Source Code in conjunction with any Company Products or Company Software or; or (iii) used Open Source Code to develop, distribute or provide the Company Products or Company Software, in such a way that, with respect to the foregoing clause (i), (ii) or (iii): (A) creates, or purports to create any obligation for an Acquired Company with respect to any Company Intellectual Property (other than the underlying Open Source Code); (B) revokes, or purports to revoke, the license of any Intellectual Property embodied by the Open Source Code if an Acquired Company asserts any Intellectual Property owned by the Acquired Company against any Person; or (C) grants, or purports to grant, to any third party, any rights or immunities under any Company Owned

Intellectual Property (including using any Open Source Code with respect to the foregoing clause (i), (ii) or (iii) that require, as a condition of use, modification and/or distribution of such Open Source Code that other Software incorporated into, derived from or distributed with such Open Source Code be (1) disclosed or distributed in source code form, (2) be licensed for the purpose of making derivative works, or (3) be redistributable at no charge).

(h) The Acquired Companies are, and at all times since January 1, 2019 have been, in compliance with all applicable Laws pertaining to privacy, data protection, data transfer, consumer protection, or social security number protection, including all privacy and security breach disclosure Laws and implementing Laws (“Privacy Laws”), the Company’s privacy policies and the requirements of any contract or codes of conduct to which the Company is a party (collectively, the “Privacy Commitments”), except for such violations or non-compliance that have not had, or would not reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2019, none of the Acquired Companies has received written notice of any, and to the knowledge of the Company, there is no, material violation of any Privacy Commitments through the date hereof. No action, audit, assessment, suit, legal proceeding, investigation, administrative enforcement proceeding or arbitration proceeding before any court, administrative body or other Governmental Entity has been filed or commenced against any Acquired Company nor, to the knowledge of the Company, threatened against any Acquired Company, alleging any failure to comply with any applicable Privacy Laws, and no Acquired Company has incurred any material liabilities under any such Laws. The execution, delivery and performance of this Agreement and the transactions contemplated herein comply, and will comply, in all material respects, with all Privacy Commitments of the Acquired Companies. To the knowledge of the Company, none of the Acquired Companies is subject to any contractual requirements, privacy policies or other legal obligations that, at the Effective Time and as a result of the Transactions, would prohibit the Acquired Companies at the Effective Time from receiving or using Company Data substantially in the manner in which the Acquired Companies receive and use such Company Data immediately prior to the Effective Time.

(i) All Company Data owned by an Acquired Company and all Intellectual Property therein, are owned by an Acquired Company free and clear of all Liens (excluding Permitted IP Encumbrances), and all Company Data and Intellectual Property therein are not subject to any Contract containing any assignment or license of, or covenant not to assert or enforce any rights to the Company Data. The Acquired Companies have, in all material respects, all necessary and required rights to license, use, sublicense and distribute the Company Data to conduct the business of the Company as presently conducted.

(j) No Acquired Company is subject to an obligation to grant licenses, covenants not to sue or similar rights to any Person under any Company Owned Intellectual Property or Company Owned Technology in connection with any membership or participation in, or contribution to, any standards-setting bodies, industry groups, patent non-assertion pacts or pooling arrangements or similar organizations (“Standards Organizations”). No Patent included in the Company Owned Intellectual Property (A) is, or (B) has been identified by any Acquired Company, to the knowledge of the Company, any other Person, as essential to any Standards Organization or any standard promulgated by any Standards Organization.

(k) Except as set forth on Section 3.18(k) of the Company Disclosure Letter, or as would not reasonably be expected to, either individually or in the aggregate, be material to the Acquired Companies taken as a whole, in each case in which any Acquired Company has engaged or hired an employee, contractor or consultant that has created or developed any Company Products, Company Software or any Intellectual Property or Technology for or on behalf of an Acquired Company, the Acquired Company has obtained: (i) a valid and present assignment, either by operation of Law or written agreement, of all right, title and interest in the Company Intellectual Property associated therewith; (ii) confidentiality obligations in favor of the Acquired Company; and (iii) a waiver of any moral rights (to the extent possible under applicable Law) that such Person may possess in any such Intellectual Property and Technology.

(l) The representations and warranties set forth in this Section 3.18 are the only representations and warranties being made by the Company in this Agreement with respect to any title, ownership, encumbrances, or infringement, misappropriation or other violation of or with respect to Intellectual Property.

(m) For purposes of this Agreement, the following terms shall have the meanings assigned below:

“Company Data” means all data contained in the Company IT Systems or the Acquired Companies’ databases (including all Personal Data) and all other information and data compilations necessary to the business of, the Acquired Companies;

“Company Intellectual Property” means all Company Owned Intellectual Property and all Intellectual Property in which any Acquired Company has (or purports to have) a license or similar right and is used in the conduct of the business of any Acquired Company;

“Company IT Systems” means all information technology and computer systems (including Company Software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data or information, whether or not in electronic format, necessary to the conduct of the business of the Acquired Companies;

“Company Owned Intellectual Property” means Intellectual Property owned by any Acquired Company or in which any Acquired Company purports to have an ownership interest (in each case, whether exclusively, jointly with another Person, or otherwise);

“Company Owned Technology” means Technology owned by any Acquired Company or in which any Acquired Company purports to have an ownership interest (in each case, whether exclusively, jointly with another Person, or otherwise);

“Company Products” means each product and service developed, marketed, licensed, sold, performed, produced, serviced, distributed or otherwise made available by any Acquired Company, including any product or service currently under development by an Acquired Company;

“Company Software” means Software owned by any Acquired Company or in which any Acquired Company purports to have an ownership interest (in each case, whether exclusively, jointly with another Person or otherwise);

“Copyrights” means all copyrights and other similar legal rights in works of authorship;

“Domain Names” means all rights in internet web sites and internet domain names;

“Intellectual Property” means collectively Patents, Trademarks, Domain Names, Copyrights and trade secret rights;

“Open Source Code” means any software code or other material that is distributed as “free software” or “open source software” or is otherwise distributed under a similar licensing or distribution model. Open Source Code includes software code that is licensed under the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License, BSD License, Artistic License or Sun Community Source License, or any other license described by the Open Source Initiative as set forth on www.opensource.org;

“Patents” means all U.S. and non-U.S. patents, patent and all related continuations, continuations-in-part, divisionals, reissues, renewals, re-examinations, substitutions, extensions, supplementary protection certificates and later-filed non-U.S. counterparts thereto;

“Permitted IP Encumbrance” means any matters of record, license, Lien and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of the Acquired Companies as currently conducted;

“Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, customer or account number, or any other piece of information that alone or together with other information allows the identification of a natural person or information comprising of any “personal information” or “personal data” (each as defined by applicable Laws);

“Software” means computer software, including source code, object, executable or binary code, objects, comments, screens, user interfaces, algorithms, report formats, templates, menus, buttons and icons and all files, data, materials, manuals, design notes and other items and documentation related thereto or associated therewith;

“Technology” means all Software, technical data, subroutines, tools, materials, invention disclosures, improvements, apparatus, creations, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, documentation, user manuals and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein; and

“Trademarks” means U.S., state and non-U.S. trade names, logos, trade dress, assumed business names, registered and unregistered trademarks, service marks and other similar designations of source or origin, and any common law rights, registrations and applications to register the foregoing.

Section 3.19 Affiliate Transactions No material relationship, direct or indirect, exists between any Acquired Company, on the one hand, and any officer, director or other Affiliate (other than any Acquired Company) of the Company, on the other hand, that is required to be described under Item 404 of Regulation S-K under the Securities Act in the Company SEC Documents, which is not described therein. To the knowledge of the Company, no Affiliate has threatened in writing (including by email) to terminate, modify or cancel its business relationship (in whole or in substantial part) with any of the Acquired Companies following the Effective Time.

Section 3.20 Government Contracts. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (a) each Government Contract (i) where the aggregate revenues during the calendar year ended December 31, 2020, was in excess of $500,000 or (ii) that requires access to classified information, in each case that is to be performed in whole or in part after the date of this Agreement (each, a “Material Government Contract”) to which any Acquired Company is a party was legally awarded, is binding on the Company or the applicable Acquired Company, and is in full force and effect, (b) no such Material Government Contract or Government Contract Bid is currently the subject of bid or award protest proceedings, (c) the Acquired Companies are in compliance with the terms and conditions of each such Material Government Contract or Government Contract Bid, (d) since January 1, 2020, neither a Governmental Entity nor any prime contractor or subcontractor has notified any Acquired Company in writing that it has, or is alleged to have, breached or violated any applicable Law, representation, certification, disclosure, clause, provision or requirement pertaining to any such Government Contract or Government Contract Bid, (e) since January 1, 2020, no Acquired Company has made any voluntary disclosure (or mandatory disclosure pursuant to Federal Acquisition Regulation (“FAR”) 52.203-13) to any Governmental Entity with respect to any alleged irregularity, misstatement, omission, fraud or price mischarging, or other violation of applicable Law, arising under or relating to a Government Contract and (f) since January 1, 2020, no Acquired Company nor any of their respective “Principals” (as defined in FAR 52.209-5) has been debarred, suspended, declared nonresponsible or ineligible, or excluded, or to the knowledge of the Company, proposed for debarment, suspension or exclusion, from participation in or the award of contracts or subcontracts for or with any Governmental Entity or doing business with any Governmental Entity.

Section 3.21 Brokers. Except for Stifel, Nicolaus & Company, Incorporated (“Stifel”), no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions. True, correct and complete copies of all engagement letters between the Company and Stifel relating to the transactions contemplated by this Agreement have been made available to Parent solely for informational purposes.

Section 3.22 Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 4.17, no Takeover Laws or any anti-takeover provision in the Company Charter or the Company Bylaws are, or at the Effective Time will be, applicable to the Company, this Agreement, Merger I, Merger II or any of the other Transactions. For purposes of this Agreement, “Takeover Laws” shall mean Section 203 of the DGCL and any “moratorium,” “control Company Common Stock acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations.

Section 3.23 Fairness Opinion. The Company Board has received the opinion of Stifel, dated the date of this Agreement, that, as of such date and subject to certain assumptions, limitations, qualifications and other matters set forth therein, the Merger Consideration to be paid to the holders (other than Parent and its Affiliates) of shares of Company Common Stock, pursuant to the Agreement is fair from a financial point of view to such holders, which opinion will be made available to Parent solely for informational purposes following execution of the Agreement.

Section 3.24 Material Customers and Suppliers. At no time since January 1, 2021 has the Company or any of its Subsidiaries (i) been in any material dispute with any of its Material Customers or Material Suppliers, or (ii) to the knowledge of the Company, received any written notice from any Material Customer or Material Supplier to the effect that such Material Customer or Material Supplier has suspended, terminated or materially reduced, or intends to suspend, terminate or materially reduce, its relationship with the Company or any of its Subsidiaries.

Section 3.25 Ownership of Company Shares. Neither the Company nor any of its Subsidiaries or any “affiliate” or “associate” of such entity is, nor at any time during the last three (3) years has it been, an “interested stockholder” of Parent, Merger Sub I or Merger Sub II, in each case, as such terms are defined in Section 203(c) of the DGCL.

Section 3.26 No Other Representations and Warranties. Notwithstanding anything herein to the contrary, the representations and warranties of the Company expressly set forth in this Article III are and shall constitute the sole and exclusive representations and warranties made with respect to the Company and its Subsidiaries in connection with this Agreement or the transactions contemplated hereby. Except for the representations and warranties referred to in previous sentence, none of the Company, its Subsidiaries or any other Person has made or is making any express or implied representations or warranty, statutory or otherwise, of any nature, including with respect to any express or implied representation or warranty as to the merchantability, quality, quantity, suitability or fitness for any particular purpose of the business or the assets of the Company and its Subsidiaries. Except for the representations and warranties expressly set forth in this Article III, all other warranties, express or implied, statutory or otherwise, of any nature, including with respect to any express or implied representation or warranty as to the merchantability, quality, quantity, suitability or fitness for any particular purpose of the business or the assets of the Company and its Subsidiaries, are hereby expressly disclaimed. The Company hereby acknowledges and agrees that, except for the representations and warranties set forth in Article IV (in each case as qualified and limited by the Parent Disclosure Letter), (a) none of Parent or any of its Subsidiaries, or any of its or their respective Affiliates, stockholders or Representatives, or any other Person, has made or is making any express or implied representation or warranty with respect to Parent or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to the Company or its Affiliates, stockholders or Representatives, or any other Person, or, except as otherwise expressly set forth in this Agreement, had or has any duty or obligation to provide any information to the Company or its Affiliates, stockholders or Representatives, or any other Person, in connection with this Agreement or the transactions contemplated hereby, and (b) to the fullest extent permitted by law, none of Parent or any of its Subsidiaries, or any of its or their respective Affiliates, stockholders or Representatives, or any other Person, will have or be subject to any liability or other obligation of any kind or nature to the Company or its Affiliates, stockholders or Representatives, or any other Person, resulting from the delivery, dissemination or any other distribution to the Company or any of its Affiliates, stockholders or Representatives, or any other Person, or the use by the Company or any of its Affiliates, stockholders or Representatives, or any other Person, of any such information provided or made available to any of them by Parent or any of its Subsidiaries, or any of its or their respective Affiliates, stockholders or Representatives, or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to the Company or any of its Affiliates, stockholders, or Representatives, or any other Person, in “data rooms,” confidential information memoranda or otherwise, in each case in anticipation or contemplation of the Mergers or any other transaction contemplated by this Agreement, and (subject to the express representations and warranties of Parent, Merger Sub I and Merger Sub II set forth in Article IV (in each case as qualified and limited by the Parent Disclosure Letter)) none of the Company or any of its Affiliates, stockholders or Representatives, or any other Person, has relied on any such information (including the accuracy or completeness thereof).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB I AND

MERGER SUB II

Except as (a) set forth in the Disclosure Letter delivered by Parent to the Company prior to the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (with specific reference to the representations and warranties in this Article III to which the information in such schedule relates; provided, that, disclosure in the Company Disclosure Letter as to a specific representation or warranty shall qualify any other sections of this Agreement to the extent (notwithstanding the absence of a specific cross reference) it is reasonably apparent on the face of such disclosure that such disclosure relates to such other sections), or (b) disclosed in the Parent SEC Documents (excluding exhibits and other information incorporated therein) filed with, or furnished to, the SEC and publicly available on the SEC’s EDGAR website not less than two (2) Business Days prior to the date of this Agreement (excluding any disclosures contained in the “Risk Factors” section thereof, any disclosure contained in any “forward-looking statements” disclaimer or any other disclosure of risks or any other statements that are predictive or forward-looking in nature in each case other than any specific factual information contained therein, which shall not be excluded), Parent, Merger Sub I and Merger Sub II jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization, Standing and Power.

(a) Each of Parent, Merger Sub I and Merger Sub II (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties and assets makes such qualification or licensing necessary, except in each case as, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b) Parent has made available to the Company true, correct and complete copies of the certificate of incorporation of Parent, as amended to the date of this Agreement (as so amended, the “Parent Charter”), the bylaws of Parent, as amended to the date of this Agreement (as so amended, the “Parent Bylaws”), and, if requested by the Company, the comparable charter and organizational documents of Merger Sub I and Merger Sub II, in each case as amended through the date of this Agreement.

Section 4.2 Capital Stock.

(a) The authorized capital stock of Parent consists of 550,000,000 shares of stock, consisting of 500,000,000 shares of Parent Common Stock with a par value of $0.0001 per share and 50,000,000 shares of preferred stock with a par value of $0.0001 per share (the “Parent Preferred Stock”). As of the close of business on August 10, 2021, there are:

(i) 260,680,560 shares of Parent Common Stock outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable and issued free of preemptive rights;

(ii) no shares of Parent Preferred Stock issued or outstanding;

(iii) no shares of Parent Preferred Stock and 32,083 shares of Parent Common Stock were held by Parent as treasury shares;

(iv) 21,880,443 shares of Parent Common Stock reserved for future grants pursuant to the Parent Stock Plans;

(v) 15,486,926 shares of Parent Common Stock subject to outstanding Parent Stock Options at a weighted average exercise price of $1.60;

(vi) 132,363 Parent Restricted Shares; and

(vii) 5,095,358 shares of Parent Common Stock subject to outstanding Parent Restricted Stock Units.

(b) Section 4.2(b) of the Parent Disclosure Letter sets forth a true, correct and complete list of all equity plans (the “Parent Equity Plan”) pursuant to which Parent has granted Parent Restricted Shares, Parent Restricted Stock Units and Parent Stock Options (collectively, “Parent Stock Awards”).

(c) As of the date of this Agreement, except for the Parent Stock Awards referred to in Section 4.2(b) and the related award agreements or as otherwise set forth on Section 4.2(c) of the Parent Disclosure Letter, there are no outstanding or existing (i) securities of Parent convertible into or exchangeable for shares of capital stock or voting securities of Parent (other than such Parent Stock Awards); (ii) options, calls, warrants, pre-emptive rights, anti-dilution rights or other rights, rights agreements, shareholder rights plans or other agreements, arrangements or commitments of any character (other than publicly traded options listed on a national exchange) relating to the issued or unissued capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent (other than such

Parent Stock Awards); (iii) obligations of Parent to repurchase, redeem or otherwise acquire (other than any obligations under the Parent Stock Awards or the Parent Equity Plans) any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent; (iv) phantom stock, restricted stock units or other contractual rights the value of which is determined in whole or in part by reference to the value of any capital stock of Parent (other than any obligations under the Parent Stock Awards or the Parent Equity Plans)and there are no outstanding stock appreciation rights issued by Parent with respect to the capital stock of Parent; (v) voting trusts or other agreements or understandings to which Parent or, to the knowledge of Parent, any of its officers or directors is a party with respect to the voting of capital stock of Parent; or (vi) bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which the stockholders or other equity holders of Parent may vote.

(d) As of the date of this Agreement, there are no accrued and unpaid dividends with respect to any outstanding shares of Parent Common Stock.

(e) From August 10, 2021 through the execution of this Agreement, except for the issuance of shares of Parent Common Stock issued upon the exercise of outstanding Parent Stock Options under the Parent Stock Plans in accordance with its terms, Parent has not issued any shares of its capital stock or Parent Stock Options, or securities convertible into or exchangeable for such capital stock.

Section 4.3 Authority.

(a) Each of Parent, Merger Sub I and Merger Sub II has all necessary corporate or limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to (i) the adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub I, (ii) the adoption of this Agreement by Parent in its capacity as sole stockholder of Surviving Corporation, and (iii) the adoption of this Agreement by Parent in its capacity as sole member of Merger Sub II, to consummate the Share Issuance and the Transactions. The execution, delivery and performance of this Agreement by Parent, Merger Sub I, Merger Sub II, Surviving Corporation, and Surviving Company and the consummation by Parent, Merger Sub I, Merger Sub II, Surviving Corporation, and Surviving Company of the Share Issuance and the Transactions have been duly authorized by all necessary corporate or limited liability company action on the part of Parent, Merger Sub I, Merger Sub II, Surviving Corporation, and Surviving Company, and, except as set forth in clauses (i), (ii), (iii) and (iv) of this Section 4.3(a), no other corporate or limited liability company proceedings on the part Parent, Merger Sub I, Merger Sub II, Surviving Corporation, and Surviving Company are necessary to approve this Agreement or to consummate the Share Issuance or any of the Transactions. This Agreement has been duly executed and delivered by Parent, Merger Sub I and Merger Sub II and (assuming the due authorization, execution and delivery by the counterparties hereto) constitutes the valid and binding obligation of Parent, Merger Sub I and Merger Sub II, enforceable against each of Parent, Merger Sub I and Merger Sub II in accordance with its terms, subject to the Enforceability Limitations.

(b) The Parent’s Board of Directors (the “Parent Board”), at a meeting duly called and held, duly adopted resolutions (i) approving this Agreement, Merger I, Merger II, the Share Issuance and the other Transactions and (ii) determining that the terms of Merger I, Merger II, the Share Issuance and the other Transactions are advisable and in the best interests of Parent and its stockholders.

Section 4.4 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by each of Parent, Merger Sub I and Merger Sub II, and the consummation by each of Parent, Merger Sub I and Merger Sub II of the Share Issuance and the Transactions, do not and will not (i) conflict with or violate the Parent Charter, the Parent Bylaws, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of Section 4.4(b) have been obtained and all filings and notifications described in such clauses have been made and any waiting periods related thereto have terminated or expired, conflict with or violate any Law, in each case that is applicable to any Parent Company or by which any of its assets or properties is subject or bound, (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in a right of payment or loss of a benefit under, or give rise to any right of termination, cancellation, or acceleration of, any Contract that is material to the business of the Parent Companies, (iv) result in any breach or violation of any Parent Stock Plans (including any award agreement thereunder), or (v) result in the creation of any Lien upon any of the material properties or assets of any of the Parent Companies, other than, in the case of clauses (ii), (iii), (iv) and (v) above, any such items that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by each of Parent, Merger Sub I and Merger Sub II, and the consummation by each of Parent, Merger Sub I and Merger Sub II of the Share Issuance and the Transactions, do not and will not require any consent, clearance, approval, waiting period expiration or termination, order, license, authorization or permit of, action by, filing, registration or declaration with or notification to, any Governmental Entity, except for (i) compliance with the applicable requirements of the Securities Act (and the rules and regulations promulgated thereunder) and the Exchange Act (and the rules and regulations promulgated thereunder), (ii) compliance with any applicable international, federal or state securities or “blue sky” Laws, (iii) the filing of a premerger notification and report form under the HSR Act and the receipt, termination or expiration, as applicable, of waivers, consents, clearances, approvals, waiting periods or agreements required under Regulatory Laws, (iv) such filings as are necessary to comply with the rules and regulations of the applicable requirements of the NYSE, (v) the filing with the Secretary of State of the State of Delaware of Certificate of Merger I and Certificate of Merger II, in each case as required by the DGCL or the LLC Act and (vi) where the failure to obtain such consents, approvals, orders, licenses, authorizations or permits of, or to make such filings, registrations or declarations with or notifications to, any Governmental Entity, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.5 SEC Reports; Financial Statements.

(a) Parent has timely filed or furnished all forms, reports, statements, schedules, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed or furnished by Parent with the SEC since March 14, 2019 (all such forms, reports, statements, schedules, certifications, exhibits and other information incorporated therein, and other documents, collectively, the “Parent SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment filed or furnished prior to the date hereof, each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and SOX, and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed or furnished. Except to the extent that information in any Parent SEC Document has been revised or superseded by a Parent SEC Document filed or furnished prior to the date hereof, none of the Parent SEC Documents contains any untrue statement of a material fact or omits to state a material fact required to be stated or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments from the SEC staff with respect to any Parent SEC Document. To the knowledge of Parent, as of the date of this Agreement, no Parent SEC Document is the subject of ongoing SEC review or SEC comment or investigation. No Subsidiary of Parent is subject to the periodic reporting requirements of the Exchange Act, and no Subsidiary of Parent is subject to the periodic reporting requirements of any non-U.S. Governmental Entity that performs a similar function to that of the SEC or any securities exchange or quotation system.

(b) The audited consolidated financial statements of Parent and its consolidated Subsidiaries (including any related notes thereto) that are included in the Parent SEC Documents or included or incorporated by reference into any documents filed pursuant to the Securities Act (i) comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or permitted by the SEC under the Exchange Act) and (iii) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries at the respective dates thereof and the consolidated statements of income, cash flows and stockholders’ equity for the periods indicated. The unaudited consolidated financial statements of Parent and its consolidated Subsidiaries (including any related notes thereto) that are included in the Parent SEC Documents or included or incorporated by reference into any documents filed pursuant to the Securities Act (x) comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (y) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or may be permitted by the SEC under the Exchange Act) and (z) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated statements of income, cash flows and stockholders’ equity for the periods indicated (and except that the unaudited financial statements may not contain all footnotes and are subject to normal and recurring year-end adjustments).

(c) Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as required by Rule 13a-15 under the Exchange Act designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with GAAP. Parent has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure. Parent has disclosed, based on its most recent evaluation, to Parent’s outside auditors and the audit committee of the Parent Board (i) any significant deficiencies and material weaknesses in the design or operation of such internal control over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Since March 14, 2019 and except as otherwise described in the Parent SEC Documents, Parent has not identified any significant deficiency or material weakness in the design or operation of its internal control over financial reporting or fraud, whether or not material, that involved management or other employees who have a significant role in Parent’s internal control over financial reporting.

(d) Since March 14, 2019, (i) the Chief Executive Officer and the Chief Financial Officer of Parent have signed, and Parent has furnished to the SEC, all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX, and (ii) the statements contained in such certifications are accurate.

(e) Since March 14, 2019, (i) no Parent Company has, nor, to the knowledge of Parent, any director, officer or employee of any of the Parent Companies or the independent registered public accounting firm of Parent, received in writing any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any of the Parent Companies or their respective internal controls, including any material complaint, allegation, assertion or claim that any of the Parent Companies has engaged in unlawful accounting or auditing practices and (ii) no attorney representing any of the Parent Companies has reported evidence of a material violation of the securities laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the Parent Board or any committee thereof or to any director or officer of Parent.

(f) There are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Parent SEC Documents and, to the knowledge of Parent, none of the Company SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review. There are no internal investigations, or to the knowledge of Parent, SEC inquiries or investigations or other governmental inquiries or investigations pending or threatened in writing, in each case, regarding any accounting practices of the Parent Companies.

Section 4.6 No Undisclosed Liabilities. No Parent Company has any liabilities or obligations required under GAAP to be recorded on the balance sheet of such Parent Company, except for liabilities and obligations (a) reflected or reserved against in Parent’s consolidated balance sheet as at March 31, 2021 (or the notes thereto), (b) incurred in the ordinary course of business since March 31, 2021 consistent with past practice and consistent in nature and amount with those set forth on Parent’s consolidated balance sheet as at March 31, 2021, (c) arising out of or in connection with this Agreement, the Share Issuance or the Transactions or (d) that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

Section 4.7 Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement/Prospectus will, at the date it is first mailed to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 and any other documents filed by Parent with the SEC in connection herewith will comply in all material respects with the requirements of applicable Law, including the Exchange Act and the rules and regulations thereunder, except that no representation is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference in the Form S-4 or Proxy Statement/Prospectus.

Section 4.8 Absence of Certain Changes or Events. Since March 31, 2021 to the date of this Agreement, (a) the businesses of the Parent Companies have been conducted in the ordinary course of business in all material respects, and (b) there has not been any event, development, change or state of circumstances that, individually or in the aggregate, has had, or would reasonably be expected to have, a Parent Material Adverse Effect.

Section 4.9 Legal Proceedings. As of the date of this Agreement, (i) there is no Action pending or, to the knowledge of Parent, threatened against the Parent Companies, any of the Parent Companies’ properties or assets that individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect, and (ii) none of the Parent Companies, nor any of its properties or assets is subject to any Judgment that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.10 Compliance with Laws; Permits.

(a) The Parent Companies are in, and at all times since January 1, 2020, have been in, compliance with all Laws applicable to them or by which any of their assets or properties are bound, except for such violations or noncompliance, individually or in the aggregate, that have not had, and would not reasonably be expected to have a Parent Material Adverse Effect. Since January 1, 2020, none of the Parent Companies has received any written communication from a Governmental Entity that alleges that any Parent Company is not in compliance with any material Law, except for such noncompliance, individually or in the aggregate, that has not had and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b) Except as, individually or in the aggregate, would not reasonably be expected to result in a material liability to the Parent Companies, taken as a whole, the Parent Companies and their respective Affiliates, directors, officers and employees are in, and at all times since January 1, 2020, have been in, compliance in all material respects with the Fraud and Bribery Laws, and none of the Parent Companies nor, to the knowledge of Parent, any of their respective Affiliates, directors, officers, employees, agents or other representatives acting on any Parent Company’s behalf have directly or indirectly, in each case, in violation of the Fraud and Bribery

Laws: (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality, in the United States or any other country, (iii) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (iv) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent or (v) taken any action or made any omission in violation of any applicable law governing imports into or exports from the United States or any foreign country, or relating to economic sanctions or embargoes, corrupt practices, money laundering, or compliance with unsanctioned foreign boycotts.

(c) The Parent Companies have in effect all material Permits necessary for them to own, lease, operate or use their properties and to carry on their businesses as now conducted, except for any Permits the absence of which, individually or in the aggregate, would not reasonably be expected to have, a Parent Material Adverse Effect. All material Permits of the Parent Companies are in full force and effect, except where the failure to be in full force and effect, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. To the knowledge of Parent, except as, individually or in the aggregate, would not reasonably be expected to be material and adverse to the Parent Companies, taken as a whole, each employee of any of the Parent Companies has in effect all material Permits necessary for such employee to carry on the business of the Parent Companies as now conducted by such employee.

Section 4.11 Benefit Plans.

(a) For purposes of this Agreement, “Parent Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA), including any “multiemployer plan” (within the meaning of ERISA Section 3(37)), and any other stock purchase, stock option, other equity-based compensation, severance, change-in-control, bonus, retention, incentive, deferred compensation, pension, retirement, profit-sharing, savings, sick leave, vacation pay, welfare, disability, health, medical, life insurance, material fringe benefit, flexible spending account, written consulting or written employment plan, policy, program or arrangement, whether or not subject to ERISA, in each case (i) that is sponsored, maintained or contributed to (or required to be contributed to) by any Parent Company, (ii) to which any Parent Company is a party or (iii) under which any of the Parent Companies has any current or future liability (including contingent liability).

(b) With respect to the Parent Plans:

(i) each Parent Plan has been established and administered in accordance with its terms and in compliance with all applicable Laws, including ERISA and the Code, including all filing and disclosure requirements, except as would not reasonably be expected to result in a Parent Material Adverse Effect;

(ii) each Parent Plan intended to be qualified under Section 401(a) of the Code has received or is entitled to rely on a currently effective favorable determination, advisory or opinion letter, as applicable, from the IRS that it is so qualified, and, to the knowledge of Parent, nothing has occurred and no fact or circumstance exists that could reasonably be expected to cause any such Parent Plan to not be so qualified;

(iii) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of Parent, threatened, relating to any of the Parent Plans or to the assets of any of the trusts under any of the Parent Plans (other than routine claims for benefits) that, in any case, would reasonably be expected to result in a Parent Material Adverse Effect; and

(iv) each Parent Plan subject to the Laws of any jurisdiction outside of the United States (A) has been maintained and operated in accordance with all applicable requirements of such Laws, (B) if intended to qualify for special Tax treatment, has met all requirements for such treatment, and (C) if intended to be funded or book-reserved, is substantially funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions except as would not, in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(c) No Parent Company nor any of its current or former Parent ERISA Affiliates has, at any time during the last six (6) years, contributed to, been obligated to contribute to or has any liability (including contingent liability) with respect to (i) any “multiemployer plan,” as defined in Section 3(37) of ERISA, (ii) any employee benefit plan, program or arrangement that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (iii) a multiple employer plan subject to Section 4063 or 4064 of ERISA or (iv) a multiple employer welfare arrangement (as defined in Section 3(40)(A) of ERISA).

Section 4.12 Labor Matters. No Parent Company is a party to, or is bound by, any collective bargaining agreement or similar agreement with any labor union, labor organization or works council, and no Parent Company has been a party to or bound by any such agreement within the last three years. No Parent Company is obligated under any agreement to recognize or bargain with any labor organization, representative, union, or works council. Since January 1, 2020, there has been no: (i) to the knowledge of Parent, organizational activity (including without limitation any petition or demand for recognition or election) or threat thereof by or with respect to any employees of any of the Parent Companies, or (ii) strike, picketing, work stoppage or lockout, or, to the knowledge of Parent, threat thereof, by or with respect to any employees of any of the Parent Companies, whether engaged in collective action or not, except where such strike, picketing, work stoppage, or lockout has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. Each Parent Company has complied in all material respects with all applicable Laws relating to wages, hours, immigration, discrimination in employment, collective bargaining and all other Laws pertaining to employment and labor, including WARN, and are not liable for any arrears of wages or any Taxes or penalties for failure to comply with any of the foregoing. There is no, and within the past three years there has not been any, Action pending or, to the knowledge of Parent, threatened by or on behalf of any employee or independent contractor or group of employees or independent contractors (in each case, current or former) of any of the Parent Companies, including any charge, grievance, complaint or investigation alleging material violation of any local, state, federal or other Law related to labor or employment, whether domestic or international, including without limitation, Laws related to wages and hours (including the Fair Labor Standards Act and comparable state or local Laws), immigration, discrimination in employment, collective bargaining, workplace health and safety, plant layoffs or shutdowns (including WARN) or any other Action before or under the jurisdiction of the Office of Federal Contract Compliance Programs, the National Labor Relations Board, the Occupational Safety and Health Administration, the Equal Employment Opportunity Commission, the U.S. or any State Department of Labor, or any other Governmental Entity, in each case except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. Without limiting the generality of the foregoing, each employee of a Parent Company who works in the United States or any non-U.S. jurisdiction is duly authorized to work in the United States or such other non-U.S. jurisdiction, respectively, and the Acquired Companies have complied in all material respects with applicable Laws concerning each such current and former employee’s employment eligibility verification, including with respect to Forms I-9 for U.S. employees.

Section 4.13 Environmental Matters . Except as, individually or in the aggregate, has not resulted in, and would not reasonably be expected to have a Parent Material Adverse Effect: (i) each Parent Company is, and at all times since January 1, 2020, has been, in compliance with all applicable Environmental Laws, and possesses and is in compliance with all Environmental Permits necessary for its operations; (ii) there are no Materials of Environmental Concern due to the activities of any of the Parent Companies present within any real property owned or leased by any Parent Company or, to the knowledge of Parent, on, under or emanating from any such real property or any property formerly owned or operated by any of the Parent Companies, except under circumstances that are not reasonably likely to result in liability of any of the Parent Companies under any applicable Environmental Laws; (iii) there are no above ground or underground storage tanks utilized by any of the Parent Companies at any such real property, and the Parent Companies have made all required filings and notifications in connection with any of their use or storage of Materials of Environmental Concern required by Environmental Laws; (iv) since January 1, 2020, no Parent Company has received any written notification alleging that it is liable for, or has received a written request for information from any Governmental Entity pursuant to Environmental Laws regarding its potential liability in connection with, any release or threatened release of, or the exposure of any Person to, Materials of Environmental Concern at any location; and (v) since January 1, 2020, no Parent Company has received any written claim or complaint, or is currently subject to any proceeding, relating to noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws, and to the knowledge of the Parent, no such matter has been threatened.

Section 4.14 Taxes. Except as otherwise set forth in Section 4.14 of the Parent Disclosure Letter:

(a) All material income and other material Tax Returns that are required to have been filed by or with respect to any Parent Company have been timely filed (taking into account any properly obtained extension of time within which to file such Tax Returns), and all such Tax Returns are true, correct and complete in all material respects and disclose all material Taxes required to paid by or with respect to any Parent Company for the periods covered thereby.

(b) The Parent Companies have timely, properly and in accordance with applicable Law paid all material Taxes which may be due and owing by or with respect to any of them (whether or not shown or required to be shown on any Tax Return).

(c) All material Taxes that any Parent Company is required by Law to withhold or to collect for payment have been duly withheld and collected and have been paid to the appropriate Governmental Entity.

(d) There is not pending or, to the knowledge of Parent, threatened any audit, examination, investigation or other Action with respect to any material Taxes of any Parent Company.

(e) All deficiencies asserted in writing or assessments in writing made as a result of any examination by any Tax authority of material Tax Returns filed by or with respect to any Parent Company or with respect to any Taxes of any Parent Company have been paid in full or otherwise finally resolved.

(f) No Parent Company has waived in writing any statute of limitations with respect to a material amount of Taxes which waiver is currently in effect, and no written request for such a waiver is currently outstanding.

(g) No Parent Company has constituted a “distributing corporation” or a “controlled corporation” (in each case, within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) (i) in the three years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Transactions.

(h) No Parent Company is a party to any material Tax allocation, Tax sharing, Tax indemnity or Tax reimbursement agreement or arrangement (other than a customary agreement or arrangement contained in an ordinary course commercial agreement not primarily related to Taxes and other than pursuant to any agreement or arrangement solely among Parent Companies).

(i) No Parent Company has any liability for Taxes of any other Person (other than another Parent Company) (i) pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), except as a result of being a member of a consolidated, affiliated or similar combined group the common parent of which is Parent, or (ii) as a transferee or successor.

(j) No claim has been received in writing by any Parent Company from any Tax authority in a jurisdiction where such Parent Company has not filed Tax Returns of a particular type that such Parent Company is or may be subject to material Tax by, or required to file Tax Returns with respect to material Taxes in, such jurisdiction, in each case with respect to such particular type of Tax.

(k) No Parent Company will be required to include a material item of income (or exclude a material item of deduction) in any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) a change in or incorrect method of accounting occurring prior to the Closing Date, (ii) any installment sale, open transaction, or other transaction on or prior to the Closing Date, (iii) a prepaid amount received (or deferred revenue recognized) or paid, prior to the Closing Date, or (iv) an election under Section 108(i) of the Code (or any similar provision of state, local, or non-U.S. Law). No Parent Company has made an election pursuant to Section 965(h) of the Code.

(l) There are no Liens for a material amount of Taxes upon any property or assets of any Parent Company, except for Permitted Liens.

(m) No Parent Company has participated in any “listed transaction” within the meaning of Treasury Regulations Sections 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(n) Neither Parent nor the Merger Subs have taken or agreed to take any action or is aware of the existence of any fact or circumstance, that could reasonably be expected to impede or prevent the Mergers, taken together, from qualifying as a “reorganization” under Section 368(a) of the Code. Merger Sub I is, at all times since its formation has been, and at all times prior to the Effective Time will be, a direct, wholly owned subsidiary of Parent. Merger Sub II is, at all times since its formation has been, and at all times through and including the Second Effective Time will be, a direct, wholly owned subsidiary of Parent and an entity disregarded as separate from Parent for U.S. federal income Tax purposes under Treasury Regulations Section 301.7701-3.

(o) The Parent Companies are in material compliance with all transfer pricing Laws, and all related material documentation required by such Laws has been timely prepared or obtained and, if necessary, retained.

(p) No Parent Company has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty), or otherwise become subject to Tax jurisdiction in a country other than the country of its formation.

Section 4.15 Contracts. Each Contract that is material to the Parent Companies (each a, “Parent Material Contract”) is valid and binding on each Parent Company party thereto and, to the knowledge of Parent, each other party thereto, and is in full force and effect, except in each case for such failures to be valid and binding or to be in full force and effect that, individually or in the aggregate, would not reasonably be expected to have, a Parent Material Adverse Effect. Except as, individually or in the aggregate, would not reasonably be expected to have, a Parent Material Adverse Effect, there is no breach or default under any Parent Material Contract by any of the Parent Companies party thereto or, to the knowledge of the Parent, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default thereunder by any of the Parent Companies party thereto or, to the knowledge of the Parent, any other party thereto.

Section 4.16 Intellectual Property.

(a) Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, (i) one or more Parent Companies exclusively owns all right, title and interest in the Parent Owned Intellectual Property, free and clear of any Liens (other than Permitted IP Encumbrances) or has a valid right to use any other Intellectual Property used or held for use in, and necessary for the conduct of, the Parent’s business and (ii) the execution, delivery and performance of this Agreement by Parent, and the consummation by Parent, Merger Sub I or Merger Sub II of the Share Issuance or the Transactions, will not, cause the loss of any ownership of any Parent Owned Intellectual Property, or loss of license rights granted to a Parent Company in and to any Parent Intellectual Property.

(b) Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect: (i) the Parent’s business, as presently conducted, does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any other Person; and (ii) as of the date of this Agreement: (A) there are no Actions (including infringement, misappropriation, interference, derivation, reexamination, inter partes review, ex parte reexamination, inter partes reexamination, post-grant review or covered business method review, reissue, opposition, nullity or cancelation proceeding) pending or, to the knowledge of Parent, presently threatened in writing against any Parent Company with respect to the Parent’s business and (B), to the knowledge of Parent, there are there are no infringement or misappropriation Actions currently pending with respect to any Parent Owned Intellectual Property.

(c) To the knowledge of Parent, since January 1, 2020, no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Parent Owned Intellectual Property, in each case in a manner that would reasonably be expected to have a Parent Material Adverse Effect.

(d) Except to the extent that the Parent Companies have desired to disclose trade secrets included in the Parent Owned Intellectual Property, the Parent Companies have taken commercially reasonable measures to maintain the confidentiality of trade secrets included in the Parent Owned Intellectual Property, except as would not reasonably be expected to have a Parent Material Adverse Effect.

(e) The representations and warranties set forth in this Section 4.16 are the only representations and warranties being made by Parent, Merger Sub I or Merger Sub II in this Agreement with respect to any title, ownership, encumbrances, or infringement, misappropriation or other violation of or with respect to Intellectual Property.

(f) For purposes of this Agreement, the following terms shall have the meanings assigned below:

“Parent Intellectual Property” means all Parent Owned Intellectual Property and all Intellectual Property in which any Parent Company has (or purports to have) a license or similar right and is used in the conduct of Parent’s business; and

“Parent Owned Intellectual Property” means Intellectual Property owned by any Parent Company or in which any Parent Company purports to have an ownership interest (in each case, whether exclusively, jointly with another Person, or otherwise).

Section 4.17 Ownership of Parent Shares. Neither Parent nor Merger Sub I or Merger Sub II nor any of their respective Subsidiaries or the “affiliates” or “associates” of such entity is, nor at any time during the last three (3) years has it been, an “interested stockholder” of the Company, in each case, as defined in Section 203(c) of the DGCL.

Section 4.18 Ownership and Operations of Merger Sub I and Merger Sub II. Each of Merger Sub I and Merger Sub II has been formed solely for the purpose of engaging in the Transactions and, except for matters incidental to formation and execution and delivery of this Agreement and the performance of the transactions contemplated hereby, prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein. All of the issued and outstanding capital stock of Merger Sub I is, and at the Effective Time will be, owned directly or indirectly by Parent. Parent owns, and at the Effective Time will own, directly or indirectly all of the outstanding membership interests of Merger Sub II.

Section 4.19 Sufficiency of Funds. Parent will have, as of Closing, sufficient available funds to pay all obligations of Parent, Merger Sub I and Merger Sub II under this Agreement including all amounts due under Article II and all out of pocket expenses of Parent, Merger Sub I, Merger Sub II and the Surviving Corporation arising from the consummation of the transactions contemplated under this Agreement.

Section 4.20 Brokers. Except for Credit Suisse Securities (USA) LLC, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Share Issuance or the Transactions.

Section 4.21 No Other Representations and Warranties. Notwithstanding anything herein to the contrary, the representations and warranties of Parent, Merger Sub I and Merger Sub II expressly set forth in this Article IV are and shall constitute the sole and exclusive representations and warranties made with respect to Parent and its Subsidiaries in connection with this Agreement or the transactions contemplated hereby. Except for the representations and warranties referred to in previous sentence, none of Parent, its Subsidiaries or any other Person has made or is making any express or implied representations or warranty, statutory or otherwise, of any nature, including with respect to any express or implied representation or warranty as to the merchantability, quality, quantity, suitability or fitness for any particular purpose of the business or the assets of Parent and its Subsidiaries. Except for the representations and warranties expressly set forth in this Article IV, all other warranties, express or implied, statutory or otherwise, of any nature, including with respect to any express or implied representation or warranty as to the merchantability, quality, quantity, suitability or fitness for any particular purpose of the business or the assets of Parent and its Subsidiaries, are hereby expressly disclaimed. Parent, Merger Sub I and Merger Sub II hereby acknowledge and agree that, except for the representations and warranties set forth in Article III (in each case as qualified and limited by the Company Disclosure Letter), (a) none of the Company or any of its Subsidiaries, or any of its or their respective Affiliates, stockholders or Representatives, or any other Person, has made or is making any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to the Parent, Merger Sub I, Merger Sub II or any of their respective Affiliates, stockholders or Representatives, or any other Person, or, except as otherwise expressly set forth in this Agreement, had or has any duty or obligation to provide any information to the Parent, Merger Sub I, Merger Sub II or any of their respective Affiliates, stockholders or Representatives, or any other Person, in connection with this Agreement or the transactions contemplated hereby, and (b) to the fullest extent permitted by law, none of the Company or any of its Subsidiaries, or any of its or their respective Affiliates, stockholders or Representatives, or any other Person, will have or be subject to any liability or other obligation of any kind or nature to the Parent, Merger Sub I, Merger Sub II or any of their respective Affiliates, stockholders or Representatives, or any other Person, resulting from the delivery, dissemination or any other distribution to the Parent, Merger Sub I, Merger Sub II or any of their respective Affiliates, stockholders or Representatives, or any other Person, or the use by the Parent, Merger Sub I, Merger Sub II or any of their respective Affiliates, stockholders or Representatives, or any other Person, of any such information provided or made available to any of them by the Company or any of its Subsidiaries, or any of its or their respective Affiliates, stockholders or Representatives, or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Parent, Merger Sub I, Merger Sub II or any of their respective Affiliates, stockholders, or Representatives, or any other Person, in “data rooms,” confidential information memoranda or otherwise, in each case in anticipation or contemplation of the Mergers or any other transaction contemplated by this Agreement, and (subject to the express representations and warranties of the Company set forth in Article III (in each case as qualified and limited by the Company Disclosure Letter)) none of Parent, Merger Sub I, Merger Sub II or any of their respective Affiliates, stockholders or Representatives, or any other Person, has relied on any such information (including the accuracy or completeness thereof).

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business of the Company.

(a) Except (A) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (B) for matters set forth in Section 5.1 of the Company Disclosure Letter or otherwise expressly required or permitted by this Agreement or (C) as may be required by Law, from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 7.1, (x) the Company shall, and shall cause each of its Subsidiaries to, conduct its business and the business of its Subsidiaries in all material respects in the ordinary course (other than in connection with COVID-19 Measures), and (y) shall not, and shall not permit any other Acquired Company to, do any of the following:

(i) amend or permit the adoption of any amendment to the charter or bylaws (or comparable organizational documents) of the Company or any Acquired Company other than in connection with internal reorganizations of Acquired Companies (other than the Company);

(ii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(iii) except for as otherwise described in Section 5.1 of the Company Disclosure Letter, issue, grant or sell any (A) shares of capital stock, (B) Company Voting Debt or other voting securities, (C) Company Stock Equivalents, (D) any equity or equity-based compensation awards under the Company Equity Plan or similar plan, policy, program, practice, arrangement or agreement or (E) securities convertible into or exercisable or exchangeable for any shares of capital stock or voting securities of, or equity interests in, any Acquired Company, other than the issuance of shares of Company Common Stock upon the exercise of Company Options outstanding as of the date hereof and in accordance with their terms under the Company Equity Plan as of the date of this Agreement;

(iv) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests other than any dividend or distribution by a Subsidiary of the Company to the Company or to another Subsidiary of the Company;

(v) enter into any interest rate, derivatives or hedging transaction (including with respect to commodities) other than in the ordinary course;

(vi) adjust, split, combine, redeem, repurchase or otherwise acquire any shares of its capital stock or other equity interests (except in connection with the cashless exercise, settlement or similar transactions (including withholding of Taxes) pursuant to the exercise of Company Options or the vesting of or elections under Code Section 83(b) relating to restricted shares of Company Common Stock outstanding as of the date hereof or permitted to be granted in accordance with this Section 5.1), or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock or other equity interests, or enter into any agreement with respect to the voting of any of the Company’s capital stock or other securities or the capital stock or other securities of a Subsidiary of the Company;

(vii) make or agree to make any new capital commitments or capital expenditures other than capital commitments or capital expenditures that are not in excess of $1,250,000 in the aggregate in any calendar quarter;

(viii) (A) acquire (whether by merger, consolidation or acquisition of equity interests or assets or otherwise) from a third party any corporation, partnership or other business organization or division thereof or a material amount of the assets thereof, or (B) sell, (whether by merger, consolidation or sale of equity interests or assets or otherwise) to a third party any Acquired Company or any business line or material assets of the Company and its Subsidiaries;

(ix) enter into any joint venture or partnership material to the Acquired Companies, taken as a whole;

(x) enter into any transactions, agreements, arrangements or understandings with any Affiliate or other Person that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xi) (A) incur, create, assume or otherwise become liable for, or repay or prepay, any indebtedness for borrowed money, or guarantee any such indebtedness of any third party, issue or sell any debt securities, options, calls, warrants or other rights to acquire any debt securities of any Acquired Company, guarantee any debt securities of any third party, or amend, modify or refinance any such indebtedness (in each case of clause (A), other than (1) trade payables, documentary and standby letters of credit, guarantees and surety bonds in respect of Contracts in the ordinary course of business consistent with past practice), (2) otherwise pursuant to existing credit facilities in the ordinary course to fund working capital, capital expenditures, normal operations and any dividends permitted under this Agreement, or (3) as otherwise set forth on Section 5.1 of the Company Disclosure Letter, or (B) make any loans, advances or capital contributions to, or investments in, any other Person (other than any other Acquired Company);

(xii) except to the extent required by applicable Law or the terms of this Agreement or any Company Plan, and except as otherwise set forth in Section 5.1 of the Company Disclosure Letter, (A) change the compensation or benefits of any current or former employee, officer, director, or independent contractor of any of the Acquired Companies other than routine merit based increases in cash compensation in the ordinary course of business consistent with past practice for non-officer level employees or independent contractors, (B) establish, enter into, materially amend, terminate or adopt any material Company Plan (or any plan, program, practice, policy, agreement or arrangement that would be a material Company Plan if in effect as of the date hereof), (C) accelerate the vesting of, or the lapsing of restrictions with respect to, any stock-based compensation other than provided for by this Agreement, (D) hire or terminate (other than for cause) the employment or service of any employee or independent contractor, other than in the ordinary course of business consistent with past practice for any non-officer level employee or independent contractor; or (E) grant any rights to severance, change of control, retention or termination pay to any current or former employee, officer, director or independent contractor;

(xiii) (A) implement or adopt any material change in its methods of accounting, except to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto, or as required by Regulation S-X of the Exchange Act or any Governmental Entities or quasi-Governmental Entities (including the Financial Accounting Standards Board or any similar organization), (B) change its fiscal year or (C) make any material change in internal accounting controls or disclosure controls and procedures;

(xiv) (1) fail to file any material income or other Tax Return when due (after giving effect to any properly obtained extensions of time in which to make such filings), (2) make, change or revoke any material Tax election, (3) change any Tax accounting period for purposes of a material Tax or material method of Tax accounting, (4) file any material amended Tax Return, (5) settle or compromise any audit or proceeding relating to a material amount of Taxes, (6) agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, (7) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax, or (8) surrender any right to claim a material Tax refund;

(xv) commence or settle, compromise or otherwise voluntarily resolve any Action other than any Action that would not result in liability to the Acquired Companies in an amount in excess of $500,000;

(xvi) other than in the ordinary course, enter into any agreement, arrangement or commitment to grant a license or sublicense of any material Company Intellectual Property to any third party;

(xvii) transfer, sell or exclusively license material Company Intellectual Property to any third party;

(xviii) (A) enter into, amend, renew or modify any Company Material Contract or Contract that would be a Company Material Contract if in effect on the date of this Agreement (other than (1) any customer Contract entered into in the ordinary course, (2) any Contract that can be terminated by any Acquired Company without penalty to the Acquired Company on ninety (90) days’ prior written notice or (3) any purchase order entered into in the ordinary course); or (B) consent to the termination of (other than a termination in accordance with its terms) any Company Material Contract or Contract permitted under this Section 5.1 to be entered into on or following the date hereof that would be a Company Material Contract (other than customer Contracts) if in effect on the date of this Agreement;

(xix) enter into any non-compete or similar Contract that would materially impair the conduct of business of the Acquired Companies in any jurisdiction;

(xx) effectuate a “plant closing” or “mass layoff,” as those terms are defined under WARN;

(xxi) enter into any material new line of business;

(xxii) except to the extent required by applicable Law, enter into, materially amend or modify any union recognition agreement, collective bargaining agreement or similar agreement with any labor union, labor organization, works council or representative body of any Acquired Company employees, or enter into negotiations regarding any such agreement;

(xxiii) cancel any material insurance policies, or fail to renew any material insurance policies upon expiration on substantially the same terms as those in place on the date of this Agreement, to the extent insurance policies on such terms are available on commercially reasonable terms; or

(xxiv) agree to, authorize or enter into any Contract obligating it to take any of the actions described in the foregoing clauses (i) through (xxiii).

Section 5.2 Conduct of Business of Parent, Merger Sub I and Merger Sub II.

(a) Except (A) with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), (B) for matters set forth in Section 5.2(a) of the Parent Disclosure Letter or otherwise expressly required or permitted by this Agreement or (C) as may be required by Law, from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 7.1, (x) Parent shall, and shall cause each of its Subsidiaries to, conduct its business and the business of its Subsidiaries in all material respects in the ordinary course, and (y) shall not, and shall not permit any of its Subsidiaries to, do any of the following:

(i) amend or permit the adoption of any amendment to the Parent Charter;

(ii) amend or permit the adoption of any amendment to the Parent Bylaws in a manner that would materially and adversely affect the holders of Company Common Stock whose shares may be converted into Parent Common Stock at the Effective Time in a manner different than holders of Parent Common Stock prior to the Effective Time;

(iii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(iv) adjust, split, combine, redeem, repurchase or otherwise acquire any shares of Parent’s capital stock or other equity interests, or reclassify, subdivide or otherwise amend the terms of its capital stock or other equity interests, or enter into any agreement with respect to the voting of any of Parent’s capital stock or other securities or the capital stock or other securities of a Subsidiary of Parent;

(v) issue, grant, deliver, sell, pledge, dispose of or encumber any (A) shares of capital stock, or (B) securities convertible into or exercisable or exchangeable for any shares of capital stock or voting securities of, or equity interests in, Parent, other than (x) the Share Issuance, (y) the issuance of Parent Common Stock or awards exercisable for or convertible into Parent Common Stock, in each case, pursuant to a Parent Stock Plan or (z) the issuance of shares of capital stock in connection with any acquisition from a third party of any corporation, partnership or other business organization or division thereof or a material portion of the assets thereof that is permitted by Section 5.2(a)(vi);

(vi) except for matters set forth in Section 5.2(a)(vi) of the Parent Disclosure Letter, make any acquisition (as that term is defined in Item 2.01 of Form 8-K) that would (A) individually or in the aggregate, result in a breach of Parent’s obligation set forth in Section 5.6(e); (B) require, individually or as part of a series of transactions, the filing of a Form 8-K under Item 2.01 of Form 8-K when completed or otherwise constitute a material acquisition required to be reported under Item 1.01 of Form 8-K; or (C) prevent or materially delay the consummation of the Closing, irrespective of the Outside Date; or

(vii) agree to, authorize or enter into any Contract obligating it to take any of the actions described in clauses (i) through (vi) above.

(b) During the period from the date of this Agreement to the Effective Time, each of Merger Sub I and Merger Sub II shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

Section 5.3 Company Acquisition Proposals.

(a) The Company shall, and shall cause its Representatives to, (i) immediately cease and terminate (or cause to be terminated) all existing discussions or negotiations with any Person with respect to any Company Acquisition Proposal other than the Transactions, (ii) request the prompt return or destruction of all confidential information previously made available by it or on its behalf in connection with any actual or potential Company Acquisition Proposal and (iii) terminate access by any such Person and its Affiliates and Representatives to any data room (virtual, online or otherwise) maintained by or on behalf of the Company and its Subsidiaries. The Company shall not terminate, waive, amend, release or modify in any respect any material provision of any confidentiality agreement to which any Acquired Company or any of its Affiliates is a party with respect to any Company Acquisition Proposal; provided, however, that the Company shall be entitled to waive any standstill provision included in any such confidentiality agreement or any standstill provision contained in any standstill agreement to which any Acquired Company or any of its Affiliates is a party with respect to any Company Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to a Company Acquisition Proposal if the Company Board determines in good faith (after consultation with the Company’s outside legal counsel) that failure to waive such standstill would reasonably be expected to be inconsistent with the directors’ fiduciary duties to the stockholders of the Company under applicable Law.

(b) From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, except as permitted under this Agreement (including Section 5.3(c), Section 5.3(e) and Section 5.3(g)), the Company shall not, and shall cause its Representatives and other Acquired Companies not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or knowingly induce or facilitate the making, submission or announcement of any inquiries, proposals or offers constituting or that would reasonably be expected to lead to a Company Acquisition Proposal, (ii) make available any non-public information regarding any of the Acquired Companies to any Person (other than Parent and Parent’s or the Company’s Representatives) in response to a Company Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to a Company Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Company Acquisition Proposal (other than to state that they currently are not permitted to have discussions), (iv) approve, endorse or recommend any Company Acquisition Proposal, (v) make or authorize any statement, recommendation or solicitation in support of any Company Acquisition Proposal or any proposal, inquiry or offer that would reasonably be expected to lead to a Company Acquisition Proposal, or (vi) enter into any letter of intent or agreement in principle or any Contract providing for, relating to or in connection with any Company Acquisition Proposal.

(c) Notwithstanding anything to the contrary in this Agreement (including this Section 5.3), if at any time prior to obtaining the Company Stockholder Approval, (x)(i) the Company receives a bona fide written Company Acquisition Proposal that did not arise or result from a material breach of this Section 5.3, (i) the Company may contact the Person who has made such Company Acquisition Proposal in order to clarify the terms of such Company Acquisition Proposal so that the Company Board (or any committee thereof) may inform itself about such Company Acquisition Proposal, (ii) if the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and outside financial advisors) that such Company Acquisition Proposal constitutes, or would be reasonably likely to constitute or lead to, a Company Superior Proposal and (iii) the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and outside financial advisors) that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, and (y) the Company has not breached this Section 5.3 in any material respect with respect to such Company Acquisition Proposal, the Company may (A) make available information (including non-public information) with respect to the Acquired Companies to the Person making such Company Acquisition Proposal pursuant to a Company Acceptable Confidentiality Agreement; and (B) participate in discussions or negotiations with such Person making such Company Acquisition Proposal regarding such Company Acquisition Proposal. The Company shall promptly (and in any event within twenty-four (24) hours) notify Parent in writing following the receipt of any Company Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal, which notice will include the identity of the person or persons making such Company Acquisition Proposal, a written summary of the material terms of such Company Acquisition Proposal and, concurrently with the delivery thereof to the person (or its Representatives) making the Company Acquisition Proposal, any information concerning the Company, the Company Subsidiaries or their businesses, assets or properties provided or made available to such other person (or its representatives) by the Company after receipt by the Company of the Company Acquisition Proposal that was not previously provided or made available to Parent (such information and documentation, the “Company Acquisition Proposal Information”). Following the delivery of such notice, the Company shall keep Parent reasonably informed on a prompt basis (and in any event within 24 hours) of any material developments, material discussions or material negotiations and the status thereof regarding any Company Acquisition Proposal described in the immediately preceding sentence, and none of the Company or any Company Subsidiary shall enter into any Contract that would prohibit them from providing the Company Acquisition Proposal Information to Parent or its Representatives.

(d) From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, except as otherwise permitted by this Agreement (including Section 5.3(e), Section 5.3(f) or Section 5.3(g)), neither the Company Board nor any committee thereof shall (i) withhold, withdraw, qualify, or modify, in each case in a manner adverse to Parent, the Company Recommendation, (ii) adopt, authorize, recommend, endorse or otherwise declare advisable (or publicly propose to adopt, authorize, recommend or endorse) any Company Acquisition Proposal or any offer or proposal that would reasonably be expected to lead to a Company Acquisition Proposal, (iii) approve or cause the Company to enter into any merger agreement, letter of intent or similar agreement relating to any Company Acquisition Proposal or that could lead to a Company Acquisition Proposal, (iv) fail to include the Company Recommendation in the Proxy Statement/Prospectus, (v) take any action or make any recommendation or public statement in connection with a tender offer or exchange offer other than an unequivocal recommendation against such offer; or (vi) resolve or agree to do any of the foregoing (any action set forth in the foregoing clauses (i)—(vi), a “Company Adverse Recommendation Change”).

(e) Notwithstanding anything to the contrary in this Agreement (including this Section 5.3), if prior to obtaining the Company Stockholder Approval, (i) the Company receives a bona fide written Company Acquisition Proposal that did not arise or result from a material breach of this Section 5.3, (ii) the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and outside financial advisors) that (x) such Company Acquisition Proposal constitutes a Company Superior Proposal and, in any event, (y) the failure to make a Company Adverse Recommendation Change would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, and (iii) the Company and the Company Board shall have complied with all of its obligations set forth in this Section 5.3 (including Section 5.3(f)) then, the Company may make a Company Adverse Recommendation Change.

(f) The Company Board shall not take any action set forth in Section 5.3(e) unless the Company has (i) provided written notice to Parent (a “Notice of Company Superior Proposal”) informing Parent that the Company has determined that a Company Acquisition Proposal constitutes a Company Superior Proposal, identifying the Person making such Company Superior Proposal and providing a copy of the definitive agreement intended to effect such Company Superior Proposal and the other Company Acquisition Proposal Information, (ii) for the four (4) Business Day period following Parent’s receipt of the Notice of Company Superior Proposal (the “Company Superior Proposal Notice Period”), the Company Board shall have negotiated in good faith with Parent and considered in good faith any counteroffers or proposals, including to amend the terms and conditions of this Agreement (to the extent Parent wishes to do so), and (iii) after complying with clauses (i) and (ii), determined in good faith (after consultation with the Company’s outside legal counsel and financial advisors and taking into account any such counteroffer or proposed amendment to the terms and conditions of this Agreement) that such Company Acquisition Proposal remains a Company Superior Proposal. In the event of any material revisions to such Company Superior Proposal offered by the Person making such Company Superior Proposal (including any change in purchase price), the Company shall be required to deliver a new written notice to Parent and to again comply with the requirements of this Section 5.3(f) with respect to such new written notice, except that the Company Superior Proposal Notice Period shall be two (2) Business Days with respect to any such new written notice.

(g) Other than in connection with circumstances involving or relating to a Company Acquisition Proposal (which shall be subject to Section 5.3(e) and Section 5.3(f) and shall not be subject to this Section 5.3(g)), prior to obtaining the Company Stockholder Approval, the Company Board may effect a Company Adverse Recommendation Change, in response to a Company Intervening Event only if (i) the Company Board determines in good faith (after consultation with the Company’s outside counsel) that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has notified Parent in writing that it intends to effect such a Company Adverse Recommendation Change pursuant to this Section 5.3(g), which notice shall include a reasonably detailed description of the facts and circumstances giving rise to such Company Intervening Event, (iii) for a period of four (4) Business Days following the notice delivered pursuant to clause (ii) of this Section 5.3(g), the Company Board shall have negotiated in good faith with Parent and shall have considered in good faith any proposals to amend the terms and conditions of this Agreement (to the extent Parent wishes to do so) so that the failure to take such action would no longer reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law; and (iv) no earlier than the end of such four (4) Business Day-period, the Company Board shall have determined in good faith (after consultation with the Company’s outside counsel and taking into account any adjustment or modification of the terms of this Agreement proposed by Parent) that the failure to take such action would still reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(h) Nothing contained in this Section 5.3 shall prohibit the Company Board from (A) taking and disclosing a position contemplated by Item 1012(a) of Regulation M-A, Rule 14e-2(a) under the Exchange Act or Rule 14d-9 under the Exchange Act, or from issuing a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its positions thereunder, or (B) making any disclosure to its stockholders if the Company Board determines in good faith (after consultation with the Company’s outside counsel) that the failure to do so would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties to the stockholders of the Company under applicable Law; provided, however, the Company Board shall not be permitted to take any such action that constitutes a Company Adverse Recommendation Change except in compliance with Section 5.3(e) or Section 5.3(g); provided, further that any such disclosure (other than a “stop, look and listen” or similar communication of the type communicated by Rule 14d-9(f) under the Exchange Act) that addresses the approval, recommendation or declaration of advisability by the Company Board with respect to this Agreement or a Company Acquisition Proposal shall be deemed to be a Company Adverse Recommendation Change unless the Company Board expressly reaffirms the Company Recommendation and rejects any Company Acquisition Proposal within ten (10) Business Days after any such disclosure.

(i) For purposes of this Agreement:

(i) “Company Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, however, that a Company Acceptable Confidentiality Agreement shall not be required to contain any standstill or similar provisions or otherwise prohibit the making or amendment of any Company Acquisition Proposal.

(ii) “Company Acquisition Proposal” shall mean a proposal, inquiry, indication of interest or offer from any Person other than Parent providing for any (A) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving the Company or any of its Subsidiaries, pursuant to which any such Person (including such Person’s or resulting company’s direct or indirect stockholders) would own or control, directly or indirectly, twenty percent (20%) or more of the voting power or equity of the Company, (B) sale, lease or other disposition, directly or indirectly, of assets of the Company (including the capital stock or other equity interests of any of its Subsidiaries) and/or any Subsidiary of the Company representing twenty percent (20%) or more of the consolidated assets, revenues or net income of the Acquired Companies, taken as a whole, (C) issuance or sale or other disposition of capital stock or other equity interests representing twenty percent (20%) or more of the voting power of the Company, (D) tender offer, exchange offer or any other transaction or series of transactions in which any Person would acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of capital stock or other equity interests representing twenty percent (20%) or more of the voting power of the Company of any group which beneficially owns or has the right to acquire beneficial ownership of, twenty percent (20%) or more of the outstanding shares of Company Common Stock or (E) any combination of the foregoing (in each case, other than Merger I and Merger II).

(iii) “Company Superior Proposal” means any bona fide Company Acquisition Proposal that did not involve or result from a material breach of this Section 5.3 on terms which, in the good faith determination of the Company Board (after consultation with the Company’s financial advisor and outside legal counsel), are more favorable, taken as a whole, from a financial point of view to the stockholders of the Company than the Transactions; provided, that for purposes of this definition, references to “twenty percent (20%)” in the definition of “Company Acquisition Proposal” shall be deemed to be references to “fifty percent (50%)”.

Section 5.4 Preparation of the Form S-4 and Proxy Statement/Prospectus; Stockholders Meeting.

(a) As soon as practicable following the date of this Agreement, Parent and the Company shall jointly prepare and cause to be filed with the SEC the Proxy Statement/Prospectus, in preliminary form, and Parent shall prepare and cause to be filed with the SEC the Form S-4, in which the Proxy Statement/Prospectus, in preliminary form, will be included as a prospectus. The Form S-4, including the Proxy Statement/Prospectus shall be prepared in cooperation with and remain subject in all respects to the review and comment of Parent and its legal counsel, and the Company and its legal counsel prior to filing with the SEC. Each of Parent and the Company shall use reasonable best efforts (i) to cause the Form S-4 and the Proxy Statement/Prospectus to comply in all material respects with all applicable rules, regulations and requirements of the Exchange Act or Securities Act, (ii) to promptly notify the other upon receipt of, and cooperate with each other and use reasonable best efforts to respond to, any comments or requests of the SEC or its staff, including for any amendment or supplement to the Form S-4 or Proxy Statement/Prospectus; (iii) to promptly provide the other party with copies of all written correspondence and a summary of all oral communications between it or its Representatives, on the one hand, and the SEC or its staff, on the other hand, relating to the Form S-4 or the Proxy Statement/Prospectus; (iv) to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing, (v) prior to the effective date of the Form S-4, to take all action reasonably required to be taken under any applicable state securities Laws in connection with the Parent Common Stock issuable in connection with Merger I; (vi) to use reasonable best efforts to keep the Form S-4 effective through the Closing in order to permit the consummation of Merger I; and (vii) to cooperate with, and provide the other party with a reasonable opportunity to review and comment in advance on the Form S-4 and the Proxy Statement/Prospectus (including any amendments or supplements to the Form S-4 or the Proxy Statement/Prospectus) and any substantive correspondence (including all responses to SEC comments), prior to filing with the SEC or mailing, and shall provide to the other a copy of all such filings or communications made with the SEC, except to the extent such disclosure or communication relates to a Company Acquisition Proposal. Parent shall use reasonable best efforts to obtain any necessary state securities Law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement; provided, however, that Parent shall not be required to qualify to do business in any jurisdiction in which it is not now so qualified or file a general consent to service of process in any jurisdiction. The Company shall use its reasonable best efforts to cause the Proxy Statement/Prospectus to be filed with the SEC and distributed to the holders of Company Common Stock and made available on the internet as promptly as practicable after the Form S-4 is declared effective under the Securities Act. No filing of, or amendment or supplement to, the Form S-4 or the Proxy Statement/Prospectus will be made by Parent or the Company, as applicable, without the other’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other the opportunity to review and comment thereon. Parent or the Company, as applicable, will notify the other promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with Merger I for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication received from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to the Form S-4 or the Proxy Statement/Prospectus, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be prepared promptly and, after the other party has had a reasonable opportunity to review and comment thereon, shall be filed promptly with the SEC, and, to the extent required by applicable Law, disseminated to the stockholders of the Company. The Company shall cause the Proxy Statement/Prospectus to be mailed to the stockholders of the Company as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act. Notwithstanding anything to the contrary in this Section 5.4(a), nothing in this Section 5.4(a) shall prohibit the Company or Parent from making any filing of any Quarterly Report on Form 10-Q, Annual Report on Form 10-K or Current Report on Form 8-K required pursuant to the Exchange Act.

(b) The Company shall, as soon as reasonably practicable following effectiveness of the Form S-4, duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholder Meeting”) for the purpose of seeking the Company Stockholder Approval. The Company will conduct a broker search in anticipation of the Company Stockholder Meeting in compliance with SEC Rule 14a-3, assuming the earliest record date practicable and, from time to time, conduct additional broker searches as reasonable requested by Parent. Subject to Section 5.3(e), Section 5.3(f) and Section 5.3(g), the Company shall, through the Company Board, recommend that its stockholders adopt and approve this Agreement and the Transactions, including Merger I (the “Company Recommendation”), and shall use reasonable best efforts to (i) solicit from its stockholders proxies in favor of the adoption of this Agreement and (ii) take all other action necessary or advisable to secure the Company Stockholder Approval, and the Company Board shall not make a Company Adverse Recommendation Change. The Company, in consultation with Parent, shall set a record date for determining the Persons entitled to notice of, and to vote at, the Company Stockholder Meeting. The Company shall have the right to postpone or adjourn the Company Stockholder Meeting (A) by not more than thirty (30) days in the aggregate (1) for the absence of a quorum, (2) to allow reasonable additional time to solicit additional proxies to the extent that at such time the Company has not received a number of proxies that it reasonably believes sufficient to obtain the Company Stockholder Approval at the Company Stockholder Meeting, (3) to allow reasonable additional time to distribute any supplement or amendment to the Proxy Statement/Prospectus that the Company Board has determined in good faith to be necessary under applicable Law or to give the stockholders of the Company sufficient time to evaluate any information or disclosures that have been sent to the stockholders of Company or (4) to the extent required by applicable Law, or (B) with the written consent of Parent. Without limiting the generality of the foregoing, the Company’s obligations pursuant to this Section 5.4(b) shall not be affected by the commencement, public proposal, public disclosure or public or private communication to the Company of any Company Acquisition Proposal or by a Company Adverse Recommendation Change unless this Agreement has been terminated in accordance with Section 7.1. The Company shall keep Parent reasonably informed as to the aggregate number of shares of Company Common Stock entitled to vote at the Company Stockholder Meeting for which proxies have been received by the Company and the number of such proxies authorizing the holder therefor to vote in favor of the adoption and approval of this Agreement and the Transactions.

Section 5.5 Access to Information; Confidentiality.

(a) Solely for the purposes of furthering the Mergers or for integration planning related thereto, and subject to contractual and legal restrictions applicable to the Company or any of its Subsidiaries, the Company shall, and shall cause its Subsidiaries to, afford to Parent and to the Representatives of Parent, reasonable access during normal business hours during the period prior to the Effective Time or the termination of this Agreement to all of the Company’s properties, books, Contracts, personnel and records; provided, however, that such access does not unreasonably disrupt the normal operations of the Acquired Companies. This Section 5.5(a) shall not require any Acquired Company or allow Parent to perform invasive testing or evaluation (including any Phase II environmental testing) or permit any access, or to disclose any information, that in the reasonable judgment of the Company would reasonably be expected to result in (i) the disclosure of any trade secrets of third parties or a violation of any of such Acquired Company’s obligations with respect to confidentiality if such Acquired Company shall have used its reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) the loss of attorney-client or other legal privilege with respect to such information or (iii) the disclosure of competitively sensitive information in the case of documents or portions of documents relating to pricing or other matters that are highly sensitive (including any Government Contract or Government Contract Bid). If any material is withheld by such Acquired Company pursuant to the preceding sentence, the Company shall inform Parent as to the general nature of what is being withheld. All information exchanged pursuant to this Section 5.5(a) shall be subject to the Mutual Confidentiality and Non-Disclosure Agreement, dated May 1, 2020, between the Company and Parent (the “Confidentiality Agreement”), as supplemented by that certain Clean Team Addendum to NDA, dated as of July 29, 2021 (the “Clean Team Agreement”), by and between Parent and Company.

(b) Solely for the purposes of furthering the Mergers or for integration planning related thereto, and subject to contractual and legal restrictions applicable to Parent or any of its Subsidiaries, Parent shall, and shall cause its Subsidiaries to, afford to the Company and its Representatives, reasonable access during normal business hours during the period prior to the Effective Time or the termination of this Agreement to all of Parent’s properties, books, Contracts, personnel and records; provided, however, that such access does not unreasonably disrupt the normal operations of the Parent or its Subsidiaries. This Section 5.5(b) shall not require Parent or allow any Acquired Company to perform invasive testing or evaluation (including any Phase II environmental testing) or permit any access, or to disclose any information, that in the reasonable judgment of Parent would reasonably be expected to result in (i) the disclosure of any trade secrets of third parties or a violation of any of Parent’s obligations with respect to confidentiality if Parent shall have used its reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) the loss of attorney-client or other legal privilege with respect to such information or (iii) the disclosure of competitively sensitive information in the case of documents or portions of documents relating to pricing or other matters that are highly sensitive (including any Government Contract or Government Contract Bid). If any material is withheld by Parent pursuant to the preceding sentence, Parent shall inform the Company as to the general nature of what is being withheld. All information exchanged pursuant to this Section 5.5(b) shall be subject to the Confidentiality Agreement.

Section 5.6 Further Action; Efforts.

(a) Subject to the terms and conditions of this Agreement, each party will use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Regulatory Law to consummate the Transactions, and no party hereto shall fail to take or cause to be taken any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions. In furtherance and not in limitation of the foregoing, each party hereto agrees to make (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions within ten (10) Business Days from the date hereof (unless a later date is mutually agreed between the parties) and to supply as promptly as reasonably practicable and advisable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other commercially reasonable actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as reasonably practicable, including by requesting early termination of the waiting period provided for in the HSR Act, (ii) appropriate filings under any other Regulatory Law with respect to the Transactions as soon as reasonably practicable and (iii) any other necessary, proper or advisable registrations, filings and notices with respect to the Transactions. Subject to applicable Law, and except as required by any Governmental Entity, the Company shall not agree to extend any waiting period under the HSR Act or any other Regulatory Law applicable to the Transactions without the prior written consent of Parent. The filing fee for the Notification and Report Forms filed under the HSR Act and any other Regulatory Law filings in connection with the Transactions required pursuant to this Section 5.6(a) shall be split fifty percent (50%) by Parent and fifty percent (50%) by the Company.

(b) Notwithstanding anything to the contrary contained in this Agreement, in no event shall Parent or its Subsidiaries or Affiliates be required to (and the Company and its Subsidiaries and Affiliates shall not, without Parent’s prior written consent) (i) propose, negotiate, commit to, and/or effect, by consent decree, hold separate order, or otherwise, the sale, divestiture, transfer, license, disposition, or hold separate (through the establishment of a trust or otherwise) of any assets, properties, or businesses of Parent or its Subsidiaries or Affiliates or of the assets, properties, or businesses to be acquired pursuant to this Agreement, (ii) terminate, modify, or assign existing relationships, Contracts, or obligations of Parent or its Subsidiaries or Affiliates or those relating to any assets, properties, or businesses to be acquired pursuant to this Agreement, (iii) change or modify any course of conduct regarding future operations of Parent or its Subsidiaries or Affiliates or the assets, properties, or businesses to be acquired pursuant to this Agreement, or (iv) otherwise take or commit to take any other action that would limit Parent’s or its Subsidiaries’ or Affiliates’ freedom of action with respect to, or their ability to retain, one or more of their respective operations, divisions, businesses, product lines, customers, assets or rights or interests, or their freedom of action with respect to the assets, properties, or businesses to be acquired pursuant to this Agreement.

(c) In addition, if any action or proceeding is instituted (or threatened) challenging the Transactions as violating any Regulatory Law or if any decree, order, Judgment, or injunction (whether temporary, preliminary, or permanent) is entered, enforced, or attempted to be entered or enforced by any Governmental Entity that would make the Transactions illegal or otherwise delay or prohibit the consummation of the Transactions, the parties shall have no obligation to take any action to contest, defend or litigate any such claim, cause of action, proceeding, decree, order, Judgment or injunction.

(d) Each of Parent, Merger Sub I and Merger Sub II, on the one hand, and the Company, on the other hand, shall, in connection with obtaining requisite approvals and authorizations for the Transactions under the HSR Act or any other Regulatory Law, use its commercially reasonable efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any Action initiated by a private party, (ii) promptly notify the other party of any substantive communication made or received by Parent or the Company, as the case may be, from any Governmental Entity and of any communication received or given in connection with any Action by a private party, in each case regarding any of the Transactions (iii) subject to applicable Law, permit the other party a reasonable opportunity to review any substantive written communication given by it to, and consult with each other in advance of any scheduled substantive meeting or conference with, the FTC, the DOJ or any other Governmental Entity or private party, and (iv) not agree to participate in any substantive meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend or participate. Notwithstanding the foregoing, the Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other side under this Section 5.6(d) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by outside counsel to employees, officers, directors or consultants of the recipient or any of its Affiliates unless express permission is obtained in advance from the source of the materials (the Company or Parent, as the case may be) or its legal counsel. Each of the Company and Parent shall cause its respective counsel to comply with this Section 5.6(d).

(e) During the period from the date of this Agreement until the Effective Time, except as required by this Agreement and except as set forth in Section 5.6(e) of the Parent Disclosure Letter, Parent and its Affiliates shall not, without the prior written consent of the Company, engage in any action or enter into any transaction or permit any action to be taken or transaction to be entered into by Parent or any of its Affiliates that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Parent, Merger Sub I or Merger Sub II to consummate the transactions contemplated hereby prior to the Outside Date. Without limiting the generality of the foregoing, none of Parent or its Affiliates shall acquire (whether by merger, consolidation, stock or asset purchase or otherwise), or agree to so acquire, any assets of or any equity in any other Person or any business or division thereof, if that acquisition or agreement would reasonably be expected to: (i) materially increase the risk of not obtaining approval under any Regulatory Law or the expiration or termination of any waiting period in connection with Antitrust Laws; (ii) materially increase the risk of any Governmental Entity entering an order prohibiting the consummation of the transactions contemplated by this Agreement, including the Mergers or materially increase the risk of not being able to remove any such order on appeal or otherwise; or (iii) prevent or materially delay beyond the Outside Date receipt of any Antitrust Law approval.

Section 5.7 Employee Matters.

(a) Subject to the terms of Section 2.4(d) and this Section 5.7(a), for a period of twelve (12) months following the Effective Time, Parent shall, or shall cause a Subsidiary of Parent to, provide to each employee of the Acquired Companies who is employed immediately prior to the Effective Time (each, a “Continuing Employee”), for so long as such Continuing Employee remains in the employment of Parent and its Subsidiaries, (i) base salary or wage rate and target annual bonuses that are in the aggregate, no less favorable than the base salary or wage rate and target annual bonuses (excluding any specific performance-based goals, equity or equity-based compensation, retention, change of control, transaction or similar bonuses, severance and nonqualified deferred compensation) being provided by the Company or its Subsidiaries to such Continuing Employee immediately prior to the Effective Time; provided, that for any annual bonus programs that provide for payment in the form of Company Common Stock or equity-based awards (“Equity Bonus Programs”), such Equity Bonus Programs shall continue for the length of the current performance period, and, at the end of such period Parent shall have the option to terminate such Equity Bonus Program after paying out all amounts owed to participants, (ii) employee benefits that are in the aggregate, substantially comparable to the benefits (excluding any defined benefit pension plans, equity based compensation, change in control, retention, or retiree medical benefits) being provided by the Company or its Subsidiaries to Continuing Employees immediately prior to the Effective Time, and (iii) severance benefits that are no less favorable than those in effect with respect to such Continuing Employee as of the date hereof and as are set forth on Section 5.7(a) of the Company Disclosure Letter.

(b) Following the Effective Time, Parent shall, or shall cause its Subsidiaries to, use reasonable best efforts so that each Continuing Employee is provided full credit for prior service with the Acquired Companies to the extent such service would be recognized if it had been performed as an employee of Parent or any of its Subsidiaries for purposes of (i) eligibility and vesting under any Parent Employee Plans but not for benefit accrual purposes of any of the Parent Employee Plans; provided that such crediting is permitted under the terms of such plans, and applicable law and does not result in duplication of benefits, and (ii) unless covered under another arrangement with or of Parent, the Surviving Corporation or the Surviving Company, determination of benefit levels under any Parent Employee Plan or policy of general application in each case relating to paid time off or severance, in either case, for which the Continuing Employees are otherwise eligible and in which the Continuing Employees are offered participation, but except where such credit would result in a duplication of benefits. For purposes of this Agreement, the term “Parent Employee Plan” means any employee benefit plan that is sponsored, maintained or contributed to (or required to be contributed to) by any Parent Company, including, without limitation, any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) or “employee welfare benefit plan” (as defined in Section 3(1) of ERISA). The Company shall provide Parent or its designee all information reasonably requested to allow Parent to comply with such obligations in this Section 5.7(b).

(c) Without limiting the foregoing, if the Continuing Employees participate in any Parent Employee Plan that provides medical, dental, vision or prescription drug benefits, Parent shall use commercially reasonable efforts (or shall use commercially reasonable efforts to cause one of its Affiliates, including, following the Closing, the Company) to (i) cause there to be waived any pre-existing condition, actively at work, waiting period and similar requirements, unless such conditions would not have been waived under the comparable Company Plans, and (ii) cause the Parent Employee Plans to honor any expenses incurred by the Continuing Employees and their eligible dependents under any corresponding Company Plan during the portion of the calendar year up to the date that coverage under a Company Plan is replaced with coverage under such Parent Employee Plan for purposes of satisfying applicable deductible, co-insurance and maximum out-of-pocket expenses. The Company shall provide Parent or its designee all information reasonably requested to allow Parent to comply with such obligations in this Section 5.7(c).

(d) The Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective on the Closing Date (and contingent upon the Closing), any Company Plan set forth on Section 5.7(d) of the Company Disclosure Letter effective as of the date set forth therein, unless Parent, in its sole and absolute discretion, agrees to sponsor and maintain any such Company Plan by providing the Company with written notice of such election at least thirty (30) days before the Effective Time. Unless Parent so provides such notice to the Company, the Company shall deliver to Parent, prior to the Closing, evidence that the Company Board has validly adopted resolutions to terminate such scheduled Company Plans on Section 5.7(c) of the Company Disclosure Letter (the form and substance of which resolutions shall be subject to review and approval of Parent, which approval shall not be unreasonably withheld, conditioned or delayed), and taken all other actions necessary to terminate such Company Plans scheduled on Section 5.7(d) of the Company Disclosure Letter, effective no later than the date immediately preceding the Closing Date.

(e) Nothing contained herein shall be construed as requiring, Parent or any of its Affiliates (including the Surviving Company) to continue any specific employee benefit plans, or to continue the employment of any specific Person for any period of time. The provisions of this Section 5.7 are for the sole benefit of the parties to this Agreement, and nothing herein, expressed or implied, is intended or shall be construed to (i) constitute an amendment to any of the compensation and benefits plans maintained for or provided to Continuing Employees prior to, on or following the Effective Time, (ii) impede or limit Parent, the Surviving Corporation, the Surviving Company or any of their respective Affiliates from amending or terminating any Company Plan following the Effective Time or (iii) confer upon or give to any Person (including for the avoidance of doubt any current or former employees, labor unions, directors, or independent contractors of any of the Acquired Companies, or on or after the Effective Time, the Surviving Corporation, the Surviving Company or any of their respective Subsidiaries), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies under or by reason of any provision of this Section 5.7.

(f) At the Effective Time, the COC Severance Plan and any agreement entered into pursuant to the COC Severance Plan shall, by virtue of the Merger and without any action on the part of Parent or the Company, be assumed by Parent.

Section 5.8 Notification of Certain Matters. The Company and Parent shall promptly notify each other of the receipt of (a) any written communication received from any Person alleging that the consent of such Person is or may be required in connection with the Transactions or (b) from any Governmental Entity in connection with this Agreement or the Transactions. The delivery of any notice pursuant to this Section 5.8 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the party sending or receiving such notice.

Section 5.9 Indemnification, Exculpation and Insurance.

(a) For a period of six (6) years from and after the Effective Time, the Surviving Company shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing and costs of defense to) in accordance with the Company Organizational Documents of the Acquired Companies as of the date of this Agreement each current and former director or officer of any of the Acquired Companies (each, together with such individual’s heirs, executors or administrators, an “Indemnified Party”), in each case against any losses, claims, damages, liabilities, fees and expenses (including attorneys’ fees and disbursements), Judgments, fines and amounts paid in settlement (collectively, “Losses”) in connection with any actual or threatened Action, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with the fact that such Indemnified Party is or was an officer, director or fiduciary of any of the Acquired Companies at or prior to the Effective Time. For a period of six (6) years from and after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of the charter and bylaws (or equivalent organizational documents) of any Acquired Company as in effect immediately prior to the Effective Time with respect to acts or omissions occurring, or alleged to have occurred, prior to the Effective Time and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Indemnified

Party; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim. From and after the Effective Time, Parent shall cause the Surviving Corporation to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.9.

(b) The Company shall obtain, at or prior to the Effective Time, and Parent shall cooperate with the Company in connection with the Company obtaining, prepaid (or “tail”) directors’ and officers’ insurance and indemnification policies and fiduciary liability insurance policy or policies that provide coverage for events occurring prior to the Effective Time for an aggregate period of not less than six (6) years from the Effective Time (collectively, the “Continuing D&O Insurance”) that are no less favorable to the insureds (including as to terms, coverages, conditions, retentions and limits of liability) to the Company’s existing policy or, if substantially similar insurance coverage is unavailable, the best available coverage, and Parent shall cause the Surviving Company to maintain such policies in full force and effect for the full term of six (6) years and cause all obligations thereunder to be honored by the Surviving Company; provided, however, that the Company shall not pay an annual premium for the Continuing D&O Insurance in excess of three hundred fifty percent (350%) of the last annual premium paid prior to the date of this Agreement. If the Company for any reason fails to obtain such Continuing D&O Insurance at or prior to the Effective Time, Parent shall, for a period of six (6) years from the Effective Time, cause the Surviving Company to maintain in effect the then-current policies of directors’ and officers’ insurance and indemnification and fiduciary liability insurance policies maintained by the Company with respect to acts, omissions or events occurring prior to the Effective Time; provided, that after the Effective Time, Parent shall not be required to pay annual premiums for such directors’ and officers’ insurance and indemnification policies in excess of an aggregate amount of three hundred fifty percent (350%) of the last annual premiums paid by the Company prior to the date of this Agreement for its existing directors’ and officers’ insurance and indemnification policies and annual premiums for such fiduciary liability insurance in excess of an aggregate amount of three hundred fifty percent (350%) of the last annual premiums paid by the Company prior to the date of this Agreement for its existing fiduciary liability insurance policies, but in each such case shall purchase as much coverage as reasonably practicable for each such respective three hundred fifty percent (350%) aggregate amount.

(c) If Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets, then, and in each case, Parent and the Surviving Company shall ensure that such surviving corporation or entity or the transferees of such properties or assets assume the obligations set forth in this Section 5.9.

(d) The rights of each Indemnified Party under this Section 5.9 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of any of the Acquired Companies or under any agreement of any Indemnified Party with any of the Acquired Companies, in each case in effect as of the date of this Agreement, or under applicable Law. The provisions of this Section 5.9 and the rights provided hereby shall survive consummation of Merger I and Merger II and are intended to benefit, and shall be enforceable by, each Indemnified Party.

Section 5.10 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such reasonable steps as may be required or appropriate to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or who will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.11 Anti-Takeover Statutes. No party shall take any action that would cause this Agreement, Merger I, Merger II or any of the other Transactions to be subject to requirements imposed by any Takeover Law. If any Takeover Law is or may become applicable to this Agreement (including Merger I, Merger II and the other Transactions), each of the Company, Parent, Merger Sub I and Merger Sub II and their respective boards of directors (or other governing body) shall grant all such approvals and take all such actions as are reasonably necessary or appropriate so that such transactions may be consummated as promptly as practicable hereafter on the terms contemplated hereby and otherwise act reasonably to eliminate or minimize the effects of such Law on such transactions.

Section 5.12 Control of Operations. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.13 Stockholder Litigation.

(a) The Company shall promptly notify Parent in writing of any Action commenced after the date of this Agreement against the Company or any of its directors or officers by any stockholder of the Company arising out of or relating to this Agreement or the Transactions (including any class action or derivative litigation, but excluding any demand for appraisal rights), which shall be governed exclusively by Section 2.1(e) and shall keep Parent reasonably informed regarding the status of any such stockholder Action. The Company shall give Parent the opportunity to participate, at Parent’s sole expense, in the defense or settlement of any such stockholder Action, shall give due consideration to Parent’s advice with respect to such stockholder Action and shall not cooperate and settle or offer to settle any such Action without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed); provided, however, the foregoing shall not give Parent or Merger Subs any right to direct the defense of any such stockholder Action against the Company.

(b) Parent shall promptly notify the Company in writing of any Action commenced after the date of this Agreement against Parent, Merger Sub I, Merger Sub II or any of their respective directors or officers by any stockholder of Parent arising out of or relating to this Agreement or the Transactions (including any class action or derivative litigation) and shall keep the Company reasonably informed regarding the status of any such stockholder Action.

Section 5.14 Public Announcements. The initial joint press release issued by Parent and the Company concerning this Agreement and the Transactions shall be in a form agreed to by Parent and the Company, and thereafter, Parent, Merger Sub I and Merger Sub II, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and shall provide each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to Merger I, Merger II and the other Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except to the extent required by Law, court process, by obligations pursuant to any listing agreement with any national securities exchange or with respect to any Company Acquisition Proposal or Company Adverse Recommendation Change; provided, however that nothing in this Section 5.14 shall relieve the Company or Parent of their respective obligations under Section 5.3 with respect to any Company Acquisition Proposal, Company Adverse Recommendation Change or any other proposal contemplated by Section 5.3.

Section 5.15 Transfer Taxes. All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) incurred in connection with the consummation of the Transactions shall be paid by either Parent or the Surviving Company (when and as due). The Company and Parent shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires or other documents with respect to such Taxes.

Section 5.16 Stock Exchange Listing and Delisting.

(a) Parent shall cause the Parent Common Stock to be issued in Merger I to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

(b) Each of Parent and the Company agree to cooperate with the other party and use reasonable best efforts in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from NASDAQ and terminate its registration of the shares of Company Common Stock under the Exchange Act; provided that such delisting and termination shall not be effective until the Effective Time. The Company shall use commercially reasonable efforts to enable NASDAQ or the Surviving Company to file with the SEC a Form 25 on the Closing Date.

Section 5.17 Tax Treatment.

(a) Parent, the Company, Merger Sub I and Merger Sub II intend that the Mergers, taken together, be treated, and each of them shall use its reasonable best efforts to cause the Mergers, taken together, to be treated, for federal (and applicable state and local) income tax purposes as a “reorganization” under Section 368(a) of the Code (to which each of Parent, Merger Sub I, Merger Sub II, and the Company are to be parties under Section 368(b) of the Code), and each shall file all Tax Returns consistent with, and take no position inconsistent with, such treatment unless required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b) None of Parent, the Company, Merger Sub I or Merger Sub II shall take any action, cause any action to be taken, fail to take any action or fail to cause any action to be taken that would reasonably be expected to prevent the Mergers, taken together, from constituting a “reorganization” under Section 368(a) of the Code.

(c) Each of Parent, the Merger Subs, and the Company will use its reasonable best efforts and will cooperate with one another to obtain (i) any opinion of counsel required to be delivered in connection with the statements made in the Form S-4 and the Proxy Statement/Prospectus, and (ii) the opinion referred to in Section 6.3(d), in each case, regarding the treatment of the Mergers, taken together, as a “reorganization” under Section 368(a) of the Code. In connection with any such opinions, (i) Parent shall deliver to McGuireWoods LLP (or Latham & Watkins LLP, if applicable) a duly executed certificate in the form attached hereto as Exhibit D-1 or Exhibit D-3, as applicable (with customary assumptions, representations, exceptions and modifications thereto as shall be reasonably satisfactory in form and substance to such counsel and reasonably necessary or appropriate to enable such counsel to render such opinions) (the “Parent Tax Certificate”), (ii) the Company shall deliver to McGuireWoods LLP (or Latham & Watkins LLP, if applicable) a duly executed certificate in the form attached hereto as Exhibit D-2 or Exhibit D-4, as applicable (with customary assumptions, representations, exceptions and modifications thereto as shall be reasonably satisfactory in form and substance to such counsel and reasonably necessary or appropriate to enable each such counsel to render such opinions) (in each case of (i) and (ii), dated as of the Closing Date and at such other times as may be reasonably requested by McGuireWoods LLP (or Latham & Watkins LLP, if applicable) in connection with the filing of the Form S-4), and (iii) each of Parent and the Company shall provide such other information as reasonably requested by each such counsel for purposes of rendering such opinions.

(d) If there is a determination within the meaning of Section 1313(a) of the Code that the Mergers, taken together, do not qualify as a “reorganization” described in Section 368(a) of the Code, Parent, the Company, Merger Sub I and Merger Sub II shall take the position for federal income tax purposes that Merger I was a qualified stock purchase within the meaning of Section 338 of the Code and Merger II qualified as a liquidation described in Section 332 of the Code.

(e) Parent, the Company, Merger Sub I and Merger Sub II hereby adopt this Agreement as a “plan of reorganization” for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Section 368 of the Code Treasury Regulations Sections 1.368-2(g) and 1.368- 3(a).

(f) Except for the covenants in this Section 5.17 and the representations set forth in Section 4.14(n) of this Agreement, none of Parent, the Merger Subs, or any of their Affiliates makes any representations or warranties to the Company or to any other Person regarding the Tax treatment of the Mergers, or any of the Tax consequences of the Transactions to the Company or any holder of Company Common Stock or Company Equity Awards. The Company acknowledges that the Company and the Company stockholders are relying solely on their own Tax advisors for Tax advice regarding this Agreement, the Mergers and the other transactions and agreements contemplated hereby; provided, that the Company may rely on the legal opinion of McGuireWoods LLP (or Latham & Watkins LLP in the event that Latham & Watkins LLP provides the legal opinion in Section 6.3(d)) solely for the purposes of Section 6.3(d).

Section 5.18 Expenses. Except as otherwise provided in this Agreement, including in Section 5.6 regarding filing fees pursuant to the HSR Act and other Regulatory Laws, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such costs and expenses. Parent shall, or shall cause the Surviving Company to, pay all charges and expenses of the Exchange Agent in connection with the transactions contemplated in Article II.

Section 5.19 Resignation of Directors. The Company shall use reasonable best efforts to obtain and deliver to Parent at the Closing evidence reasonably satisfactory to Parent of (i) the resignation of all directors and officers of the Company and (ii) the resignation of such other officers and directors of the Company’s Subsidiaries as Parent shall have requested in writing and delivered to the Company not less than three (3) Business Days prior to the Closing Date, in each case, effective as of the Effective Time.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligations to Effect Merger I. The respective obligations of each party to effect Merger I are subject to the satisfaction at the Effective Time of each of the following conditions, any and all of which may be waived, in whole or in part, by Parent, Merger Sub I, Merger Sub II or the Company, as the case may be, to the extent permitted by applicable Law:

(a) Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.

(b) Share Listing. The shares of Parent Common Stock issuable to the Company’s stockholders pursuant to this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) Other Regulatory Approvals. (i) All waiting periods (and any extensions thereof) applicable to the Transactions under the HSR Act and any commitment to, or agreement with, any Governmental Entity by any party not to close the Transaction before a certain date shall have expired or been earlier terminated; and (ii) all authorizations, consents, clearances and approvals required under the Regulatory Laws set forth on Schedule 6.1(c) shall have been obtained and shall remain in full force and effect.

(d) No Injunctions, Orders or Restraints; Illegality. No court or other Governmental Entity of competent jurisdiction shall have issued, enacted, promulgated, enforced or entered any temporary restraining order, preliminary or permanent injunction, order, Law or other legal restraint or prohibition restricting, preventing or making illegal the consummation of any of the Transactions which is still in effect.

(e) S-4 Effectiveness. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued (and not withdrawn) by the SEC and no proceedings for that purpose shall have been initiated or threatened in writing (and not withdrawn) by the SEC.

Section 6.2 Conditions to Obligations of Parent, Merger Sub II and Merger Sub I. The respective obligations of Parent, Merger Sub II and Merger Sub I to effect Merger I are further subject to the satisfaction at the Effective Time of each of the following conditions, any and all of which may be waived, in whole or in part, by Parent:

(a) Representations and Warranties. The representations and warranties of the Company set forth in (i) Section 3.1 (Organization, Standing and Power; Subsidiaries), Section 3.3 (Authority), Section 3.4 (No Conflict; Consents and Approvals) and Section 3.21 (Brokers) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except such representations or warranties that were made as of a specific date need to be true and correct in all respects as of such date), (ii) Section 3.2 (Capital Stock) shall be true and correct in all respects, except for any de minimis inaccuracies, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that such representations or warranties that were made as of a specific date need be true and correct in all respects, except for any de minimis inaccuracies, as of such date) and (iii) any other section of this Agreement (without regard to any materiality or Company Material Adverse Effect qualifiers contained therein) shall be true and correct in all material respects, in either case, as of the date of this Agreement and the Closing Date as though made on or as of such date (except such representations or warranties that were made as of a specific date need to be true and correct in all respects as of such date); provided that the condition in this clause (iii) of this Section 6.2(a) shall be deemed to have been satisfied even if any representations and warranties of Company are not true and correct unless the cumulative effect of the failure of such representations and warranties of the Company, individually or in the aggregate, has resulted in or is reasonably likely to result in a Company Material Adverse Effect. Parent shall have received a certificate of an authorized executive officer of the Company, dated as of the Closing Date, to the foregoing effect.

(b) Performance and Obligations of the Company. The Company shall have performed or complied in all material respects with each of its agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. Parent shall have received a certificate of an authorized executive officer of the Company, dated as of the Closing Date, to the foregoing effect.

(c) Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. Parent shall have received a certificate of an authorized executive officer of the Company, dated as of the Closing Date, to the foregoing effect.

(d) Certificate. The Company shall have provided a statement and accompanying IRS notice (the “FIRPTA Certificate”), each dated as of the Closing Date, issued pursuant to Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3)(i) certifying that the stock of the Company is not a “United States real property interest” within the meaning of Section 897 of the Code.

Section 6.3 Conditions to Obligations of the Company. The obligation of the Company to effect Merger I is further subject to the satisfaction at or prior to the Effective Time of the following conditions, any and all of which may be waived, in whole or part, by the Company:

(a) Representations and Warranties. The representations and warranties of Parent, Merger Sub I and Merger Sub II set forth in (i) Section 4.1 (Organization, Standing and Power; Subsidiaries), Section 4.3 (Authority), Section 4.4 (No Conflict; Consents and Approvals) and Section 4.20 (Brokers) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except such representations or warranties that were made as of a specific date need to be true and correct in all respects as of such date), (ii) Section 4.2 (Capital Stock) shall be true and correct in all respects, except for any de minimis inaccuracies, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that such representations or warranties that were made as of a specific date need be true and correct in all respects, except for any de minimis inaccuracies, as of such date) and (iii) any other section of this Agreement (without regard to any materiality or Parent Material Adverse Effect qualifiers contained therein) shall be true and correct in all material respects, in either case, as of the date of this Agreement and the Closing Date as though made on or as of such date (except such representations or warranties that were made as of a specific date need to be true and correct in all respects as of such date); provided that the condition in this clause (iii) of this Section 6.3(a) shall be deemed to have been satisfied even if any representations and warranties of Parent, Merger Sub I or Merger Sub II are not true and correct unless the cumulative effect of the failure of such representations and warranties, individually or in the aggregate, has resulted in or is reasonably likely to result in a Parent Material Adverse Effect. The Company shall have received a certificate of an authorized executive officer of Parent, dated as of the Closing Date, to the foregoing effect.

(b) Performance of Obligations of Parent, Merger Sub I and Merger Sub II. Each of Parent, Merger Sub I and Merger Sub II shall have performed or complied in all material respects with each of its agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. The Company shall have received a certificate of an authorized executive officer of Parent, dated as of the Closing Date, to the foregoing effect.

(c) Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect. The Company shall have received a certificate of an authorized executive officer of Parent, dated as of the Closing Date, to the foregoing effect.

(d) Tax Opinion. The Company shall have received an opinion of McGuireWoods LLP, or, if McGuireWoods LLP is unable or unwilling to deliver such opinion, of Latham & Watkins LLP, in form and substance reasonably satisfactory to the Company, dated the date of the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, for United States federal income tax purposes, the Mergers, taken together, will qualify as a “reorganization” under Section 368(a) of the Code.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated and Merger I and Merger II may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval, as follows (with any termination by Parent also being an effective termination by Merger Sub I and Merger Sub II):

(a) by mutual written consent of Parent and the Company at any time;

(b) by either Parent or the Company:

(i) if any court of competent jurisdiction or other Governmental Entity shall have issued, enacted, promulgated or entered a Judgment or Law or taken any other action, that restrains, enjoins or otherwise prohibits or makes illegal the consummation of Merger I, Merger II or any of the other Transactions and such Judgment or Law shall have become final and nonappealable; provided, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available if the party seeking to terminate this Agreement is in material breach of its obligations under Section 5.6;

(ii) if, upon a vote taken at any duly held Company Stockholder Meeting (or at any adjournment or postponement thereof) held to obtain the Company Stockholder Approval, the Company Stockholder Approval is not obtained; provided that the Company may not terminate this Agreement pursuant to this Section 7.1(b)(ii) if Parent shall be permitted to terminate this Agreement pursuant to Section 7.1(c)(i) or Section 7.1(c)(ii); or

(iii) if the Effective Time shall not have occurred on or before May 11, 2022 (the “Outside Date”); provided, however, that neither Parent nor the Company shall be permitted to terminate this Agreement pursuant to this Section 7.1(b)(iii) if the failure to consummate Merger I by such date results from a material breach by Parent, Merger Sub I or Merger Sub II (in the case of termination by Parent) or the Company (in the case of termination by the Company) of any of its representations, warranties, covenants or agreements contained in this Agreement.

(c) by Parent:

(i) if the Company breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.1 or Section 6.2 and (B) cannot be or has not been cured within the lesser of (1) thirty (30) calendar days after the giving by Parent of written notice to the Company of such breach or failure to perform (such notice to describe such breach or failure to perform in reasonable detail) and (2) the number of calendar days remaining until the Outside Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if Parent, Merger Sub I or Merger Sub II is then in material breach of any of its material obligations under this Agreement so as to result in the failure of a condition set forth in Section 6.1 or Section 6.3; or

(ii) prior to obtaining the Company Stockholder Approval, if, after the date hereof, the Company Board or any committee thereof shall have (A) effected or permitted a Company Adverse Recommendation Change (whether or not permitted to do so under the terms of this Agreement), or (B) failed to include in the Proxy Statement/Prospectus the Company Recommendation.

(d) by the Company:

(i) if Parent, Merger Sub I or Merger Sub II breaches or fails to perform in any material respect any of its respective representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.1 or Section 6.3 and (B) cannot be or has not been cured within the lesser of (1) thirty (30) calendar days after the giving by the Company of written notice to Parent of such breach or failure to perform (such notice to describe such breach or failure to perform in reasonable detail) and (2) the number of calendar days remaining until the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if the Company is then in material breach of any of its material obligations under this Agreement so as to result in the failure of a condition set forth in Section 6.1 or Section 6.2.

(ii) prior to obtaining the Company Stockholder Approval, in order to enter into a definitive agreement to effect a Company Superior Proposal, provided that (i) the Company shall have complied in all material respects with all of its obligations under Section 5.3, (ii) the Company enters into such definitive agreement concurrently with such termination and (iii) the Company pays the Company Termination Fee in accordance with the procedures and within the time periods set forth in Section 7.3(a).

The party desiring to terminate this Agreement pursuant to this Section 7.1 shall give notice of such termination and the provisions of this Section 7.1 being relied on to terminate this Agreement to the other parties.

Section 7.2 Effect of Termination. In the event of termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub I, Merger Sub II or the Company (or any of their Representatives or Affiliates), except that the provisions of the last sentence of Section 5.5(a) (Access to Information; Confidentiality), the last sentence of Section 5.5(b) (Access to Information; Confidentiality), Section 5.18 (Expenses), this Section 7.2, Section 7.3 (Termination Fees), Section 7.4 (Amendment or Supplement), Section 7.5 (Extension of Time; Waiver) and Article VIII (General Provisions) shall survive the termination of this Agreement. Notwithstanding the foregoing, in the event of the intentional breach of this Agreement or actual fraud, then the Parties agree that the Party that did not so breach or act with fraud shall be entitled to recover from the other Party any and all damages available at law or in equity incurred or suffered by such Party as a result of such breach or act.

Section 7.3 Termination Fees.

(a) In the event that:

(i) this Agreement is terminated by Company or Parent pursuant to Section 7.1(b)(ii) or by Parent pursuant to Section 7.1(c)(i) and (A) prior to the Company Stockholder Meeting, a Company Competing Proposal shall have been publicly disclosed and not publicly withdrawn prior to such termination date, and (B) within twelve (12) months after the date of any such termination, (x) the Company enters into a definitive agreement with respect to any Company Competing Proposal or (y) the transactions contemplated by any Company Competing Proposal are consummated, then the Company shall pay to Parent or its designee by wire transfer of same day funds to the account or accounts designated by Parent or such designee the Company Termination Fee concurrently with, and contingent upon, the earlier of the entry into such agreement or the consummation of the transactions contemplated by such Company Competing Proposal regardless of the date of such consummation; or

(ii) this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii), then the Company shall pay to Parent or its designee by wire transfer of same day funds to the account or accounts designated by Parent or such designee the Company Termination Fee within two (2) Business Days after such termination.

(iii) this Agreement is terminated by the Company pursuant to Section 7.1(d)(i) for the Parent’s material breach of Section 5.2(a)(v), Section 5.2(a)(vi) or Section 5.6(e), then Parent shall pay to the Company (or its designee) by wire transfer of same day funds to the account or accounts designated by the Company or such designee the Parent Termination Fee within two (2) Business Days after such termination.

(b) For purposes of this Section 7.3.

(i) “Company Competing Proposal” shall have the same meaning as Company Acquisition Proposal except that all references to “twenty percent (20%)” therein shall be changed to “fifty percent (50%)”; and

(ii) “Company Termination Fee” means an amount in cash equal to $11,500,000.

(iii) “Parent Termination Fee” means an amount in cash equal to $11,500,000.

(c) In the event that Parent or its designees receive full payment of the Company Termination Fee (including interest pursuant to Section 7.3(d)) under the circumstances where a Company Termination Fee was payable, the receipt of the Company Termination Fee shall be the sole and exclusive monetary remedy for any breach of this Agreement and any and all Losses suffered or incurred by the party to which such Company Termination Fee was payable hereunder (and any of its Affiliates or any other Person), in connection with this Agreement, the termination of this Agreement, the termination or abandonment of the Transactions or any matter forming the basis for such termination, other than for the intentional breach of this Agreement or actual fraud (in which case the party that did not so breach or act with fraud shall be entitled to recover from the other party any and all damages available at law or in equity incurred or suffered by such party as a result of such breach or act).

(d) Each of the parties hereto acknowledges that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that, without these agreements, neither the Company nor Parent, Merger Sub I or Merger Sub II would enter into this Agreement. Accordingly, if the Company fails promptly to pay the amounts due pursuant to this Section 7.3, and, in order to obtain such payment, Parent or its designee commences a suit that results in a Judgment against the Company for all or a portion of the Company Termination Fee, the Company shall pay to Parent or its designees interest on the amount of the Company Termination Fee from the date such payment was required to be made until the date of payment at a rate equal to five percent (5%) per annum.

(e) Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

Section 7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties hereto by action taken or authorized by written agreement of the parties hereto (by action taken by their respective boards of directors, if required) at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 7.5 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may (by action taken or authorized by their respective boards of directors, if required), to the extent permitted by applicable Law, whether before or after the Company Stockholder Approval has been obtained, (a) extend the time for the performance of any of the obligations or acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties of the other party or parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements, covenants or conditions of the other party or parties contained herein; provided, however, that after the Company Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. Any such waiver or agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party making or agreeing to make such waiver. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Except as otherwise provided herein, the rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. Except for any covenant or agreement that by its terms contemplates performance after the Effective Time, none of the covenants and agreements of the parties contained this Agreement shall survive the Effective Time.

Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery, if delivered personally, (b) at the time sent (provided there is no automated return email indicating that the email address is no longer valid or active or the recipient is unavailable), if by email (to be followed by delivery by another method provided for in this Section 8.2) or (c) on the first Business Day following the date of dispatch, if delivered utilizing a next-day service by a recognized next-day courier (with proof of delivery from such recognized next-day courier). All notices hereunder shall be delivered to the addresses set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i) if to Parent, Merger Sub I, Merger Sub II, the Surviving Corporation or the Surviving Company, to:

Desktop Metal, Inc.

63 Third Avenue

Burlington, MA 01803

E mail: meg.broderick@desktopmetal.com

Attention: Meg Broderick

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

200 Clarendon Street

Boston, MA 02116

Email: Daniel.Hoffman@lw.com;

            Jason.Morelli@lw.com

Attention: Daniel Hoffman and Jason Morelli

(ii) if to the Company, to:

The ExOne Company

127 Industry Boulevard

North Huntington, PA 15642

E mail: loretta.benec@exone.com

Attention: Loretta Benec, General Counsel

with a copy (which shall not constitute notice) to:

McGuireWoods LLP

Tower Two-Sixty

260 Forbes Avenue

Suite 1800

Pittsburgh, PA 15222

E mail: hfrank@mcguirewoods.com;

            swestwood@mcguirewoods.com

            gregan@mcguirewoods.com

Attention:         Hannah T. Frank

                           Scott E. Westwood

                           Gary S. Regan

Section 8.3 Certain Definitions. For purposes of this Agreement, the following terms shall have the respective meanings assigned below:

“Affiliate” of any Person means any other Person that, at the time of determination, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such first-mentioned Person. For purposes of this definition, the term “control” (and correlative terms) means the power, directly or indirectly, whether by contract, ownership of voting securities or otherwise, to direct or cause the direction of the management and policies of a Person;

“Average Parent Stock Price” means the average of VWAP of the Parent Common Stock on the NYSE on each of the twenty (20) consecutive Trading Days ending on (and including) the Trading Day that is three (3) Trading Days prior to the date of the Effective Time;

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York City, New York are authorized by Law or executed order to be closed;

“COC Severance Plan” means the Company’s Change of Control Severance Plan, as amended;

“Company Equity Awards” means the Company Options and the Company Restricted Stock Awards;

“Company Equity Plan” means the Company’s 2013 Equity Incentive Plan, as amended;

“Company ERISA Affiliate” means any trade or business (whether or not incorporated) that together with the Company or any of its Affiliates is considered a single employer pursuant to Section 414(b), (c), (m) or (o) of the Code;

“Company Intervening Event” means an event, fact, circumstance, development or occurrence after the date of this Agreement that is material to the Acquired Companies, taken as a whole, that (A) was not known or reasonably foreseeable (or the magnitude of which was not known or reasonably foreseeable) to the Company Board as of the date of this Agreement, which event, fact, circumstance, development or occurrence (or the magnitude of which) becomes known to or by the Company Board prior to obtaining the Company Stockholder Approval and (B) does not involve or relate to (i) the receipt, existing or terms of a Company Acquisition Proposal or any matter relating thereto or consequence thereof or (ii) any facts or circumstances related to Parent;

“Company Material Adverse Effect” means any event, change, effect, development, state of facts, condition, circumstance or occurrence (each, an “Effect”) that (1) prevents or materially impairs or delays the consummation of the Mergers or performance by the Company of any of its material obligations under this Agreement, or (2) is or would be reasonably expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Acquired Companies, taken as a whole, provided, that, clause (2) shall not be deemed to include any event, change, effect, development, state of facts, condition, circumstance or occurrence: (i) in or affecting general political, social or economic conditions (including changes in interest rates) or the financial, securities, capital or credit markets in the United States or elsewhere in the world, to the extent the Acquired Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate, (ii) in or affecting the industries in which the Acquired Companies operate generally, to the extent the Acquired Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate or (iii) resulting from or arising out of (A) any changes in GAAP or accounting standards or interpretations thereof after the date of this Agreement, to the extent the Acquired Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate, (B) any outbreak or escalation of hostilities or acts of war or terrorism, to the extent the Acquired Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate, (C) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal, in each case after the date of this Agreement, of any rule, regulation, ordinance, order, protocol, or any other Law of or by a Governmental Entity, to the extent the Acquired Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate, (D) the announcement of the Transactions with Parent, including the impact thereof on relationships, contractual or otherwise, of any Acquired Company with employees, customers, suppliers, licensors, licensees, Governmental Entities, creditors and other Persons provided that this clause (iii)(D) shall not apply to the use of Company Material Adverse Effect with respect to the representations and warranties set forth in Section 3.8, including for purposes of the condition in Section 6.2(a), (E) any litigation brought by a stockholder of Parent or of the Company relating to this Agreement or the Transactions, (F) any act of God, natural disaster or other calamity to the extent the Acquired Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate, (G) epidemics, pandemics, disease outbreaks (including COVID-19), or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States) or any Law or guideline issued by a Governmental Entity, the Centers for Disease Control and Prevention or the World Health Organization or industry group providing for business closures, “sheltering-in-place”, travel or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19), to the extent the Acquired Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate, (H) any change in the share price or trading volume of the shares of Company Common Stock, in the Company’s credit rating or in any analyst’s recommendations, in each case in and of itself, or the failure of the Company to meet projections or forecasts (including any analyst’s projections), in and of itself (provided in each case that the event, change, effect, development, condition, circumstance or occurrence underlying such change or failure shall not be excluded, and may be taken into account, in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect) (to the extent permitted by this definition and not otherwise excepted by another clause of this proviso) and (I) actions taken as required by the Agreement;

“Company Option” means each option to purchase Company Common Stock granted under the Company Equity Plan that is outstanding and unexercised immediately prior to the Effective Time;

“Company Restricted Stock Award” means an award of shares of Company Common Stock that is subject to any vesting, forfeiture or other lapse restrictions granted under the Company Equity Plan;

“Contract” means any note, bond, mortgage, indenture, contract, arrangement, undertaking, purchase order, bid, agreement, lease, license or other instrument or obligation (whether written or oral), together with all amendments thereto;

“COVID-19” means the novel coronavirus, SARS-CoV-2 or COVID-19 (and all related strains and sequences) or any mutations thereof and/or related or associated epidemics, pandemics, or disease outbreaks;

“COVID-19 Measures” means any quarantine, isolation, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other legal requirement, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Entity or industry group in connection with or in response to COVID-19, including, the Coronavirus Aid, Relief, and Economic Security (CARES) Act;

“Exchange Ratio” means, subject to adjustment as set forth in Section 2.1(f) of this Agreement, the number of shares of Parent Common Stock being issued for each share of Company Common Stock as the stock consideration component of the Merger Consideration, determined as follows:

(i) if the Average Parent Stock Price is greater than or equal to $9.70 (the “Ceiling Price”), then the Exchange Ratio shall be set at 1.7522;

(ii) if the Average Parent Stock Price is less than or equal to $7.94 (the “Floor Price”), then the Exchange Ratio shall be set at 2.1416;

(iii) if the Average Parent Stock Price is greater than the Floor Price or less than the Ceiling Price, then the Exchange Ratio shall be equal to the product of (A) 1.9274 multiplied by (B) the quotient of (x) $8.82 divided by (y) the Average Parent Stock Price;

“Export Control Laws” mean (a) all applicable United States trade, export control, import, and antiboycott laws and regulations, including the Arms Export Control Act (22 U.S.C. §1778), the International Emergency Economic Powers Act (50 U.S.C. §§1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter I, and the Foreign Trade Regulations (15 C.F.R. Part 30) and (b) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law;

“Form S-4” means the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Share Issuance, together with any amendments or supplements thereto;

“Government Contract” means any contract that is currently active in performance, or that has been active in performance at any time in the five (5) year period prior to the date of the Agreement with any Governmental Entity, any prime contractor of a Governmental Entity in its capacity as a prime contractor or any higher-tier subcontractor with respect to any such contract;

“Government Contract Bid” means any offer, quotation, bid or proposal which, if accepted or awarded, would result in a Government Contract;

“Judgment” means any judgment, order, decree, award, ruling, decision, verdict, subpoena, injunction or settlement entered, issued, made or rendered by any Governmental Entity (in each case whether temporary, preliminary or permanent);

“knowledge” when used with respect to (i) the Company, means the actual knowledge of any fact, circumstance or condition of those employees of the Company identified in Section 8.3(i) of the Company Disclosure Letter and (ii) Parent, means the actual knowledge of any fact, circumstance or condition of those employees of Parent identified in Section 8.3(ii) of the Parent Disclosure Letter;

“NASDAQ” means the NASDAQ Stock Market;

“NYSE” means the New York Stock Exchange;

“Parent Companies” means Parent and its Subsidiaries;

“Parent ERISA Affiliate” means any trade or business (whether or not incorporated) that together with Parent or any of its Affiliates is considered a single employer pursuant to Section 414(b), (c), (m) or (o) of the Code;

“Parent Material Adverse Effect” means any event, change, effect, development, state of facts, condition, circumstance or occurrence (each, an “Effect”) that (1) prevents or materially impairs or delays the consummation of the Mergers or performance by the Company of any of its material obligations under this Agreement, or (2) is or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Parent Companies, taken as a whole, provided, that, clause (2) shall not be deemed to include any event, change, effect, development, state of facts, condition, circumstance or occurrence: (i) in or affecting general political, social or economic conditions

(including changes in interest rates) or the financial, securities, capital or credit markets in the United States or elsewhere in the world, to the extent the Parent Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Parent Companies operate, (ii) in or affecting the industries in which the Parent Companies operate generally, to the extent the Parent Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Parent Companies operate or (iii) resulting from or arising out of (A) any changes in GAAP or accounting standards or interpretations thereof after the date of this Agreement, to the extent the Parent Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Parent Companies operate, (B) any outbreak or escalation of hostilities or acts of war or terrorism, to the extent the Parent Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Parent Companies operate, (C) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal, in each case after the date of this Agreement, of any rule, regulation, ordinance, order, protocol, or any other Law of or by an Governmental Entity, to the extent the Parent Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Parent Companies operate, (D) the announcement of the Transactions with the Company, including the impact thereof on relationships, contractual or otherwise, of any Parent Company with employees, customers, suppliers, licensors, licensees, Governmental Entities, creditors and other Persons provided that this clause (iii)(D) shall not apply to the use of Parent Material Adverse Effect with respect to the representations and warranties set forth in Section 4.8, including for purposes of the condition in Section 6.3(a), (E) any litigation brought by a stockholder of Parent or of the Company relating to this Agreement or the Transactions, (F) any act of God, natural disaster or other calamity to the extent the Parent Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Acquired Companies operate, (G) epidemics, pandemics, disease outbreaks (including COVID-19), or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States) or any Law or guideline issued by a Governmental Entity, the Centers for Disease Control and Prevention or the World Health Organization or industry group providing for business closures, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19), to the extent the Parent Companies are not adversely affected in a disproportionate manner relative to other participants in the industries in which the Parent Companies operate, (H) any change in the share price or trading volume of the shares of Parent Common Stock, in Parent’s credit rating or in any analyst’s recommendations, in each case in and of itself, or the failure of Parent to meet projections or forecasts (including any analyst’s projections), in and of itself (provided in each case that the event, change, effect, development, condition, circumstance or occurrence underlying such change or failure shall not be excluded, and may be taken into account, in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect) (to the extent permitted by this definition and not otherwise excepted by another clause of this proviso), and (I) actions taken as required by the Agreement;

“Parent Restricted Share” means each share of Parent Common Stock that is unvested or is subject to a repurchase option or obligation, risk of forfeiture or other condition under any Parent Stock Plan or applicable restricted stock purchase agreement or other Contract with Parent;

“Parent Restricted Stock Unit” means each restricted stock unit award relating to shares of Parent Common Stock granted under any Parent Stock Plan that is outstanding immediately prior to the Effective Time;

“Parent Stock Option” means each option to purchase Parent Common Stock granted under any Parent Stock Plan that is outstanding and unexercised immediately prior to the Effective Time;

“Parent Stock Plans” means (i) Parent’s 2015 Stock Incentive Plan, as amended, and (ii) Parent’s 2020 Incentive Award Plan, as amended;

“Per Share Cash Consideration” means $8.50 in cash, subject to adjustment as set forth in Section 2.1(f)(ii);

“Permitted Liens” means (a) statutory Liens for current Taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established and maintained in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or that arise in the ordinary course of business, (c) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents filed on or prior to the date hereof or that any Acquired Company is permitted to incur under Section 5.1, (d) Liens imposed or promulgated by Law with respect to real property and improvements, including building codes, zoning regulations, rights of way and public easements, that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the property to which they relate in the business as currently conducted, (f) Liens arising under workers’ compensation, unemployment insurance, social security, retirement, and similar Laws, (g) any Liens, matters of record, and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the property to which they relate in the business as currently conducted, and (h) Liens created by or through, or resulting from any facts or circumstances relating to, Parent or its Affiliates;

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity;

“Proxy Statement/Prospectus” means the proxy statement/prospectus to be sent to the stockholders of the Company relating to the Company Stockholder Meeting, together with any amendments or supplements thereto;

“Regulatory Law” means the Sherman Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act and all other U.S. federal, state or local or non-U.S. statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition, foreign investment or trade regulation Laws, that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition (such Regulatory Laws, “Antitrust Laws”) or (ii) protect the national security or the national economy of any nation or regulate foreign investment;

“Representatives” means, with respect to any Person, any officer, director or employee of such Person or any financial advisor, attorney, accountant or other agent, advisor or representative of such Person;

“Sanctioned Person” means any Person that is the target of Sanctions, including (a) any Person listed in any Sanctions-related list of designated Persons maintained by the U.S. Treasury Department’s Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom (irrespective of its status vis-à-vis the European Union); (b) any Person organized or resident in a country or territory subject to comprehensive sanctions (as of the date of this Agreement, Iran, Syria, Cuba, North Korea, and the Crimea region of Ukraine); or (c) any Person 50% or more owned or, where relevant under applicable Sanctions, controlled by any such Person or Persons or acting for or on behalf of such Person or Persons;

“Sanctions” means applicable economic or financial sanctions or trade embargoes imposed, administered, or enforced by the U.S. government, including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control or the U.S. Department of State, the European Union or its Member States, or Her Majesty’s Treasury of the United Kingdom, or the United Nations Security Council;

“Share Issuance” means the issuance by Parent of shares of Parent Common Stock in Merger I as contemplated by this Agreement;

“Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect fifty percent (50%) or more of the board of directors or other governing body are owned, directly or indirectly, by such first Person;

“Tax” (and, with correlative meaning, “Taxes”) means: (i) any federal, state, local or non-U.S. net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding on amounts paid to or by any Person, alternative or add-on minimum, ad valorem, value-added, transfer, stamp or environmental Tax (including Taxes under Code Section 59A), escheat, unclaimed property, payments or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to Tax or additional amount imposed by any Governmental Entity and (ii) any liability for the payment of amounts determined by reference to amounts described in clause (i) as a result of being or having been a member of any group of corporations that files, will file or has filed Tax Returns on a combined, consolidated, unitary or similar basis, as a result of any obligation under any agreement or arrangement (including any obligations under any Tax allocation, Tax sharing or Tax indemnity agreement or arrangement), as a result of being a transferee or successor, by Contract or otherwise;

“Tax Return” means any return, report or similar statement filed or required to be filed with respect to any Tax (including any attachments or schedules), including any information return, claim for refund, amended return or declaration of estimated Tax, and any amendment thereof;

“Trading Day” means any day on which the NYSE is open for trading; and

“VWAP” means, for any Trading Day, the volume-weighted average price at which the Parent Common Stock trades on NYSE as reported by Bloomberg L.P., calculated to four decimal places and determined without regard to after-hours trading or any other trading outside the regular trading session trading hours.

Section 8.4 Interpretation. When a reference is made in this Agreement to a Section or Exhibit, such reference shall be to a Section or Exhibit of this Agreement unless otherwise indicated. The table of contents, table of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon any day other than a Business Day, the party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a Business Day. The words “made available” to Parent and words of similar import means that the information or document (a) has been actually delivered to Parent or its advisors, counsel or other representatives, (b) has been posted to the electronic data site maintained by the Company in connection with the Transactions (including the clean room folder established pursuant to the Clean Team Agreement) or (c) has been publicly filed by the Company with the SEC, or incorporated by reference into any public filing with the SEC made by the Company; the words “made available” to the Company and words of similar import means that the information or document (a) has been actually delivered to the Company or its advisors, counsel or other representatives, (b) has been posted to the electronic data site maintained by Parent in connection with the Transactions (including the clean room folder established pursuant to the Clean Team Agreement) or (c) has been publicly filed by Parent with the SEC or incorporated by reference into any public filing with the SEC made by Parent. The terms “ordinary course” or “ordinary course of business” or words of similar import when used in this Agreement mean “ordinary course of business consistent with past practice”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.5 Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter, the Support Agreement, the Confidentiality Agreement (although any provisions of the Confidentiality Agreement conflicting with this Agreement shall be superseded by the provisions of this Agreement) and the Clean Team Agreement constitute the entire agreement with respect to the subject matter hereof and thereof, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof (except that the Confidentiality Agreement shall be deemed amended as necessary so that until the termination of this Agreement in accordance with Section 7.1 hereof, Parent, Merger Sub I, Merger Sub II and the Company shall be permitted to take the actions contemplated by this Agreement).

Section 8.6 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except for the provisions of (i) Article II (which, from and after the Effective Time, shall be for the benefit of the holders of shares of Company Options and Company Restricted Stock Awards immediately prior to the Effective Time), (ii) Section 5.9 (Indemnification, Exculpation and Insurance) (which shall be for the benefit of the Indemnified Parties and their heirs) and (iii) Section 7.3(a) (Termination Fees), Section 7.4 (Amendment or Supplement), Section 7.5 (Extension of Time; Waiver), this Section 8.6(iii), Section 8.7 (Governing Law), Section 8.8 (Jurisdiction; Enforcement), Section 8.9 (Assignment; Successors) and Section 8.14 (Counterparts; Execution).

Section 8.7 Governing Law. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the Transactions, or the negotiation, execution or performance of this Agreement, shall be governed by the internal Laws of the State of Delaware applicable to agreements made and to be performed entirely within such state, without regard to the conflicts of law principles of such state that would cause the application of the laws of another jurisdiction.

Section 8.8 Jurisdiction; Enforcement. Each of the parties irrevocably agrees that any Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any Judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.8, and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each of the parties hereby irrevocably submits with regard to any such Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than the aforesaid courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.8, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the Action in such court is brought in an inconvenient forum, (y) the venue of such Action is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the Company, Parent, Merger Sub I and Merger Sub II hereby consents to service being made through the notice procedures set forth in Section 8.2 and agrees that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses set forth in Section 8.2 shall be effective service of process for any Action in connection with this Agreement or the Transactions.

Section 8.9 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, as a whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, however, that Merger Sub I or Merger Sub II may assign in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations under this Agreement to any direct or indirect wholly owned Subsidiary of Parent so long as such assignment would not delay, impair or prevent consummation of the Merger, but no such assignment shall relieve Parent, Merger Sub I or Merger Sub II of its obligations under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 8.10 Remedies. Subject to Section 7.3, the parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including if any of the parties hereto fail to take any action required of them hereunder to consummate the Transactions, including the parties’ obligations to consummate Merger I and Merger II, and the obligation of Parent, Merger Sub I or Merger Sub II to pay, and the right of the holders of Company Common Stock to receive, the Merger Consideration) and that money damages or other legal remedies, even if available, would not be an adequate remedy for any such failure to perform or breach. Accordingly and subject to Section 7.3, each of the Company, Parent, Merger Sub I and Merger Sub II shall be entitled to specific performance of the terms hereof, an injunction or injunctions or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Court of Chancery, without proof of damages or otherwise, this being in addition to any other remedy to which such party is entitled at law or in equity and no party will allege, and each party hereby waives the defense or counterclaim, that there is an adequate remedy at law. Each of the parties hereby further waives any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 8.11 Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 8.12 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein, so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 8.13 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WITH AND UPON THE ADVICE OF COMPETENT COUNSEL IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE COMMITMENT LETTER OR THE TRANSACTIONS. EACH PARTY HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS Section 8.13.

Section 8.14 Counterparts; Execution. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery (including in .pdf format or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) shall be sufficient to bind the parties to the terms and conditions of this Agreement.

[Signature Page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PARENT:

DESKTOP METAL, INC.

By:	/s/ Ric Fulop
Name: Ric Fulop
Title: Chief Executive Officer

MERGER SUB I:

TEXAS MERGER SUB I, INC.

By:	/s/ Meg Broderick
Name: Meg Broderick
Title: Authorized Person

MERGER SUB II:

TEXAS MERGER SUB II, LLC

By:	/s/ Meg Broderick
Name: Meg Broderick
Title: Authorized Person

COMPANY:

THE EXONE COMPANY

By:	/s/ John Hartner
Name: John Hartner
Title: Chief Executive Officer

[Signature Page to Merger Agreement]

ANNEX I

Defined Terms

Term	Section
Acquired Company, Acquired Companies	3.1(a)
Action	3.9
Affiliate	8.3
Agreement	Preamble
Antitrust Counsel Only Material	5.6(d)
Antitrust Laws	8.3
Average Parent Stock Price	8.3
Book-Entry Shares	2.1(d)
Business Day	8.3
Ceiling Price	8.3
Certificate	2.1(d)
Certificate of Merger	1.5
Certificate of Merger I	1.5
Certificate of Merger II	1.5
Clean Team Agreement	5.5(a)
Closing	1.4
Closing Date	1.4
COC Severance Plan	8.3
COC Restricted Stock Award	2.4(c)
Code	Recitals
Common Shares Trust	2.3(e)(ii)
Company	Preamble
Company Acceptable Confidentiality Agreement	5.3(i)(i)
Company Acquisition Proposal	5.3(i)(ii)
Company Acquisition Proposal Information	5.3(c)
Company Adverse Recommendation Change	5.3(d)
Company Board	3.3(b)
Company Bylaws	3.1(b)
Company Charter	3.1(b)
Company Common Stock	Recitals
Company Competing Proposal	7.3(b)(i)
Company Data	3.18(m)
Company Disclosure Letter	Article III
Company Equity Awards	8.3
Company Equity Plan	8.3
Company ERISA Affiliate	8.3
Company Intellectual Property	3.18(m)
Company Intervening Event	8.3
Company IT Systems	3.18(m)
Company Material Adverse Effect	8.3
Company Material Contract	3.15(a)
Company Option	8.3
Company Organizational Documents	3.1(b)
Company Owned Intellectual Property	3.18(m)
Company Owned Technology	3.18(m)
Company Plan	3.11(a)
Company Preferred Stock	3.2(a)
Company Products	3.18(m)

Term	Section
Company Real Property Lease	3.17(b)
Company Recommendation	5.4(b)
Company Restricted Stock Award	8.3
Company SEC Documents	3.5(a)
Company Software	3.18(m)
Company Stock Equivalents	3.2(c)
Company Stockholder Approval	3.3(a)
Company Stockholder Meeting	5.4(b)
Company Superior Proposal	5.3(i)(iii)
Company Superior Proposal Notice Period	5.3(f)
Company Termination Fee	7.3(b)(ii)
Company Voting Debt	3.2(c)
Confidentiality Agreement	5.5(a)
Continuing D&O Insurance	5.9(b)
Continuing Employee	5.7(a)
Contract	8.3
Copyrights	3.18(m)
COVID-19	8.3
COVID-19 Measures	8.3
DGCL	Recitals
Dissenting Shares	2.1(e)
dollars, $, US$	8.11
Domain Names	3.18(m)
Effect	8.3
Effective Time	1.5
Enforceability Limitations	3.3(a)
Environmental Laws	3.13(b)(i)
Environmental Permits	3.13(b)(ii)
Equity Bonus Programs	5.7(a)
ERISA	3.11(a)
ESPP Awards	2.4(d)
Excess Shares	2.3(e)(i)
Exchange Act	3.4(b)
Exchange Agent	2.2
Exchange Fund	2.3(a)
Exchange Ratio	8.3
Exchange Ratio Reduction Number	2.1(f)(ii)
Excluded Shares	2.1(b)
Export Control Laws	8.3
FAR	3.20
FIRPTA Certificate	6.2(d)
Floor Price	8.3
Form S-4	8.3
Fraud and Bribery Laws	3.10(b)
GAAP	3.5(b)
Government Contract	8.3
Government Contract Bids	8.3
Governmental Entity	3.4(b)
HSR Act	3.4(b)
Indemnified Party	5.9(a)
Intellectual Property	3.18(m)
IRS	3.11(a)

-ii-

Term	Section
Judgment	8.3
knowledge	8.3
Law	3.4(a)
Leased Company Real Property	3.17(b)
Liens	3.1(c)
LLC Act	Recitals
Losses	5.9(a)
Material Customer	3.15(a)(v)
Material Government Contract	3.20
Material Supplier	3.15(a)(iv)
Materials of Environmental Concern	3.13(b)(iii)
Maximum Share Number	2.1(f)(ii)
Merger Consideration	2.1(c)
Merger I	Recitals
Merger II	Recitals
Merger Sub I	Preamble
Merger Sub II	Preamble
Merger Subs	Preamble
Mergers	Recitals
NASDAQ	8.3
Notice of Company Superior Proposal	5.3(f)
NYSE	8.3
Open Source Code	3.18(m)
Option Cancellation Consideration	2.4(b)
Outside Date	7.1(b)(iii)
Owned Company Real Property	3.17(a)
Parent	Preamble
Parent Board	4.3(b)
Parent Bylaws	4.1(b)
Parent Charter	4.1(b)
Parent Common Stock	2.1(c)
Parent Companies	8.3
Parent Disclosure Letter	Article IV
Parent Employee Plan	5.7(b)
Parent Equity Plan	4.2(b)
Parent ERISA Affiliate	8.3
Parent Intellectual Property	4.16(f)
Parent Material Adverse Effect	8.3
Parent Material Contract	4.15
Parent Option Awards	2.4(a)
Parent Owned Intellectual Property	4.16(f)
Parent Plan	4.11(a)
Parent Preferred Stock	4.2(a)
Parent RSA	2.4(c)
Parent Restricted Share	8.3
Parent Restricted Stock Unit	8.3
Parent SEC Documents	4.5(a)
Parent Stock Awards	4.2(b)
Parent Stock Option	8.3
Parent Stock Plans	8.3
Parent Tax Certificate	5.17(c)
Parent Termination Fee	7.3(b)(iii)

-iii-

Term	Section
Patents	3.18(m)
Per Share Cash Consideration	8.3
Per Share Stock Consideration	2.1(c)
Permits	3.10(f)
Permitted IP Encumbrance	3.18(m)
Permitted Liens	8.3
Person	8.3
Personal Data	3.18(m)
Privacy Commitments	3.18(h)
Privacy Laws	3.18(h)
Proxy Statement/Prospectus	8.3
Real Property	3.17(b)
Regulatory Law	8.3
Representatives	8.3
Rev. Proc. 2018-12	1.3
Sanctioned Person	8.3
Sanctions	8.3
SEC	Article III
Second Effective Time	1.5
Securities Act	3.4(b)
Share Issuance	8.3
Software	3.18(m)
SOX	3.5(a)
Standards Organizations	3.18(j)
Stifel	3.21
Subsidiary	8.3
Support Agreement	Recitals
Surviving Company	1.2(a)
Surviving Corporation	1.1(a)
Takeover Laws	3.22
Tax, Taxes	8.3
Tax Return	8.3
Technology	3.18(m)
Threshold Percentage	2.1(f)(iii)
Trademarks	3.18(m)
Trading Day	8.3
Transactions	3.3(a)
VWAP	8.3
WARN	3.12(c)

-iv-

Exhibit 3.1

THE EXONE COMPANY

(the “Corporation”)

AMENDED AND RESTATED

BYLAWS

Effective as of August 11, 2021

Article I.

Offices and Corporate Seal

The registered office of the Corporation required by the Delaware General Corporation Law shall be 1209 N. Orange Street, Wilmington, Delaware, 19801, and the address of the registered office may be changed from time to time by the Board of Directors. The principal place of business of the Corporation shall be located in the Borough of North Huntingdon, County of Westmoreland, Commonwealth of Pennsylvania, unless otherwise determined by the Board of Directors. The Corporation may have such other offices, either within or without the Commonwealth of Pennsylvania, as the Board of Directors may designate or as the business of the Corporation may require from time to time.

The registered office of the Corporation for qualification as a foreign corporation under the Pennsylvania Business Corporation Law may be, but need not be, the same as its principal place of business in the Commonwealth of Pennsylvania, and the address of the registered office may be changed from time to time by the Board of Directors.

The Board of Directors shall provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the Corporation and the state of incorporation and the words “Corporate Seal”.

Article II.

Board of Directors

Section 1. General Powers. The business and affairs of the Corporation shall be managed by, or under the direction of, its Board of Directors.

Section 2. Number, Tenure and Qualifications. Subject to the rights of the holders of any class or series of Preferred Stock, if any, the number of directors of the Corporation shall be between one and seven or such other number as is fixed from time to time by the Board of Directors, provided however, that the Board of Directors shall at no time consist of fewer than three directors or more than sixteen. Except as provided in Section 3 of this Article II, each director shall be elected by the vote of the majority of the shares cast with respect to the director at any meeting of stockholders for the election of directors at which a quorum is present, provided that, if at the close of the notice periods set forth in Section 13 of Article III, the Presiding Stockholder Meeting Chair (as described in Section 14 of Article III) determines that the number of persons properly nominated to serve as directors of the Corporation exceeds the number of directors to be elected (a “Contested Election”), the directors shall be elected by a plurality of the votes of the shares represented at the meeting and entitled to vote on the election of directors.

For purposes of this 2 Section, a vote of the majority of the shares cast means that the number of shares voted “for” a director must exceed the number of votes cast which are not “for” that director. If a director is a nominee in a non-Contested Election and is not elected, the director shall offer to tender his or her resignation to the Board of Directors. The Nominating Committee of the Board of Directors, or such other committee designated by the Board of Directors pursuant to Section 5 of this Article II for the purpose of recommending director nominees to the Board of Directors, will make a recommendation to the Board of Directors as to whether to accept or reject the resignation, or whether other action should be taken. The Board of Directors will act on the committee’s recommendation and publicly disclose its decision and rationale within 90 days following the date of the certification of the election results. The director who tenders his or her resignation will not participate in the Board’s decision with respect to that resignation.

Each director shall hold office until his or her successor shall have been elected and qualified, or until his or her earlier death or resignation. Any director may resign at any time by delivering his or her written resignation to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or as determined by the Board of Directors.

Section 3. Vacancies. Subject to the rights of the holders of any class or series of Preferred Stock, if any, to elect additional directors under specified circumstances, any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, may be filled by the affirmative vote of a majority of the directors then in office although less than a quorum, for the remainder of the unexpired term and until his or her successor shall have been elected and qualified or until his or her earlier death, resignation or removal, with or without cause; provided that in lieu of filling a vacancy, the Board of Directors may reduce the number of directors pursuant to Section 2 of this Article II.

Section 4. Compensation. Directors who also are employees of the Corporation shall not receive any additional compensation for services provided as a member of the Board of Directors. The non-employee directors shall be entitled to receive, pursuant to resolution of the Board of Directors, fixed fees or other compensation for their services as directors, including committee fees. In addition, reimbursement of travel and other expenses incurred for attendance at each regular or special meeting of the Board of Directors or at any meeting of a committee of the Board of Directors or in connection with their other services to the Corporation may be permitted. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 5. Committees of Directors. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees. Each committee shall consist of one or more of the directors of the Corporation, as selected by the Board of Directors, and the Board of Directors shall also designate a chairman of each committee. The members of each committee shall designate a person to act as secretary of the committee to keep the minutes of, and serve the notices for, all meetings of the committee and perform such other duties as the committee may direct. Such person may, but need not be, a member of the committee.

The Board of Directors may designate one or more directors of the Corporation as alternate members of any such committee, who may replace any absent or disqualified member or members at any meeting of such committee. Any such committee may be abolished or re-designated from time to time by the Board of Directors. Each member (and each alternate member) of any such committee (whether designated at an annual meeting of the Board of Directors, or to fill a vacancy, or otherwise) shall serve as a member of such committee until his or her successor shall have been designated or until he or she shall cease to be a director, or until his or her resignation or removal, with or without cause, from such committee. Each committee, except as otherwise provided in this section, shall have and may exercise such powers of the Board of Directors as may be provided by resolution or resolutions of the Board of Directors, however, no committee shall have the power of authority: (1) to approve or adopt, or recommend to the stockholders, any action or matter expressly required by the Delaware General Corporation Law to be submitted to the stockholders for approval; or (2) to adopt, amend or repeal the Bylaws of the Corporation.

Any committee may be granted by the Board of Directors power to authorize the seal of the Corporation to be affixed to any or all papers that may require it. Each committee of the Board of Directors may establish its own rules of procedure. Except as otherwise specified in a resolution designating a committee, one-third of the members of a committee shall be necessary to constitute a quorum of that committee for the transaction of business and the act of a majority of committee members present at a meeting at which a quorum is present shall be the act of the committee.

Section 6. Validity of Contracts. No contract or other transaction entered into by the Corporation shall be affected by the fact that a director or officer of the Corporation is in any way interested in or connected with any party to such contract or transaction, or himself is a party to such contract or transaction, even though in the case of a director the vote of the director having such interest or connection shall have been necessary to obligate the Corporation upon such contract or transaction; provided, however, that in any such case (i) the material facts of such interest are known or disclosed to the directors or stockholders and the contract or transaction is authorized or approved in good faith by the stockholders or by the Board of Directors or a committee thereof through the affirmative vote of a majority of the disinterested directors (even though not a quorum), or (ii) the contract or transaction is fair to the Corporation as of the time it is authorized, approved or ratified by the stockholders, or by the Board of Directors, or by a committee thereof.

Article III.

Stockholders’ Meetings

Section 1. Place of Meetings. The Board of Directors or Chairman of the Board of Directors (the “Chairman of the Board”) may designate any place as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors; provided, however, that the Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place and shall instead be held solely by means of remote communication as provided under the Delaware General Corporation Law. If no designation or determination is made, the place of meeting shall be the principal place of business of the Corporation in the Commonwealth of Pennsylvania.

Section 2. Annual Meetings. The annual meeting of the stockholders shall be held on the first Monday in the month of May in each year, at the hour of 10:00 o’clock A.M., or at such other day and hour as may be fixed by or under the authority of the Board of Directors, from time to time, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday in the state where the meeting is to be held, such meeting shall be held on the next succeeding business day. If the election of directors shall not be held on the day designated herein for the annual meeting of the stockholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the stockholders as soon thereafter as is convenient.

Section 3. Special Meetings.

(a) Special meetings of the stockholders may be called for any purpose or purposes, unless otherwise prescribed by statute, by the Chairman of the Board or by the Board of Directors at any time.

(b) Special meetings of the stockholders shall be called by the Board of Directors upon written request (a “Request”) to the Secretary of the Corporation by one or more stockholders of the Corporation holding shares representing in the aggregate not less than twenty percent (20%) of the total number of votes entitled to be cast on the matter or matters to be brought before the proposed special meeting. To be valid, a stockholder Request for a special meeting shall: (i) be directed to the Secretary in writing and shall be signed by each stockholder requesting the special meeting, or a duly authorized agent of such stockholder; and (ii) be accompanied by a written notice setting forth the specific purpose(s) of the special meeting and information required by Section 13 of this Article, including the information as to any nominations proposed to be presented and any other business proposed to be conducted at such special meeting and as to the stockholder(s) requesting the special meeting.

(c) A special meeting requested by stockholders shall be held at such date, time and place (if any) as may be designated by the Board of Directors or Chairman of the Board; provided, however, that the date of any such special meeting shall be not more than ninety (90) days after receipt by the Secretary of a Request satisfying the requirements of this Section 3. Notwithstanding the foregoing, a special meeting requested by stockholders shall not be held if:

(i) a valid Request is not delivered in the manner and form prescribed pursuant to this Section 3;

(ii) the stated business to be brought before the special meeting is not a proper subject for stockholder action under applicable law;

(iii) the Chairman of the Board or the Board of Directors has called or calls for an annual or special meeting of stockholders to be held within ninety (90) days of the time the Secretary receives the Request for the special meeting and the Board of Directors determines in good faith that the business of such annual or special meeting includes (among any other matters properly brought before the annual or special meeting) the business specified in the stockholder Request;

(iv) an identical or substantially similar item was presented at any meeting of stockholders held within one hundred and twenty (120) days prior to the stockholder Request for a special meeting; or

(v) documentary evidence of the record and beneficial ownership of such shares of stock as of the record date is not established as required by this Section and Section 13 of this Article.

(d) A stockholder may revoke a Request for a special meeting at any time by written revocation delivered to the Secretary, and if, following such revocation, there are unrevoked Requests from stockholders holding in the aggregate less than the requisite number of shares of stock entitling the stockholders to request a special meeting be called, the Chairman of the Board or the Board of Directors, in their discretion, may cancel the special meeting. If none of the stockholders who submitted the Request for a special meeting appears or sends a qualified representative to present the nominations proposed to be presented or other business proposed to be conducted at the special meeting, the Corporation need not present such nominations or other business for a vote at such meeting.

(e) Business transacted at a special meeting requested by stockholders shall be limited to the matters described in the Corporation’s notice for such meeting and only such business will be considered as shall have been stated in the Corporation’s notice for such meeting; provided, however, that nothing herein shall prohibit the Board of Directors from submitting matters to the stockholders at any special meeting requested by stockholders (in addition to those specified in a stockholder Request). The Board of Directors may elect the distribution method of the Corporation’s notice and proxy materials as electronic or as otherwise permitted.

Section 4. Voting; Quorum. Subject to Section 11 of this Article III, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders, except to the extent that the voting rights of any class or classes are enlarged, limited or denied by the Certificate of Incorporation or in the manner therein provided. A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by Delaware law, the Certificate of Incorporation, or these Bylaws. No matter shall be considered at a meeting of stockholders except upon a motion duly made and seconded. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally called.

Section 5. Adjournment of Meetings. If less than a majority of the outstanding shares are represented at a meeting of the stockholders, a majority of the shares so represented may adjourn the meeting from time to time without further notice. The Presiding Stockholder Meeting Chair (as described in Section 14 of this Article III) may adjourn a meeting of the stockholders from time to time without further notice, whether or not a quorum is present at the meeting. No notice of the time and place (if any) of adjourned meetings need be given except as required by law. In no event shall a public notice of an adjournment of any meeting of the stockholders commence a new time period for the giving of stockholder notice of nominations or proposals for other business as described in Section 13 of Article III. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally called.

Section 6. Proxies. At all meetings of stockholders, a stockholder may vote by proxy executed in writing or submitted by electronic transmission by the stockholder or by the stockholder’s duly authorized attorney-in-fact. No proxy shall be valid after three years from the date of its execution, unless otherwise expressly provided in the proxy.

Section 7. Notice of Meetings. Written notice stating the place, if any, means of remote communication, if any, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten days (twenty days if the stockholders are to approve a merger or consolidation or a sale, lease or exchange of all or substantially all the Corporation’s assets) nor more than sixty days before the date of the meeting, by or at the direction of the Board of Directors, Chairman of the Board, or the Secretary, or the officer or persons calling the meeting, to each stockholder of record entitled to vote at such meeting. The notice provisions of Article IX, Section 1 of these Bylaws shall apply to notices given under this Section 7.

Section 8. Postponement of Meetings. Any previously scheduled meeting of the stockholders may be postponed by resolution of the Board of Directors (1) upon public notice given prior to the time previously scheduled for such meeting of the stockholders or (2) announcement at the meeting which is to be postponed. In no event shall public notice of a postponement of any previously scheduled meeting of the stockholders commence a new time period for the giving of stockholder notice of nominations or proposals for other business as described in Section 13 of Article III.

Section 9. Cancellation of Meetings. Any special meeting of the stockholders called by the Chairman of the Board or by the Board of Directors may be canceled by resolution of the Board of Directors upon (1) public notice given prior to the time previously scheduled for such meeting of the stockholders or (2) announcement at the meeting which is to be postponed. Any special meeting of stockholders requested by stockholders may be cancelled as permitted under Section 3 of this Article.

Section 10. Voting Lists. The officer or agent having charge of the stock ledger of the Corporation shall make, at least ten days before each meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the postal address of and the number of shares held by each; which list, for a period of ten days prior to such meeting, shall be kept at the principal place of business of the Corporation. The list shall be subject to inspection by any stockholder for any purpose germane to the meeting, at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting (if any) and shall be subject to the inspection of any stockholder during the whole time of the meeting. The original stock ledger shall be prima facie evidence as to who are the stockholders entitled to examine such list or ledger or to vote at any meeting of stockholders.

Section 11. Fixing of Record Date. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the Board of Directors of the Corporation may fix in advance a date as the record date for any such determination of stockholders. Such date in any case to be not more than sixty days and, in case of a meeting of stockholders, not less than ten days prior to the date on which the particular action, requiring such determination of stockholders, is to be taken. If no record date is fixed for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders, or stockholders entitled to receive payment of a dividend, the close of business on the date next preceding the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of stockholders. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this Section, such determination shall apply to any adjournment thereof; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 12. Voting of Shares by Certain Holders. Neither treasury shares nor shares of the Corporation held by another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall be entitled to vote or to be counted for quorum purposes. Nothing in this paragraph shall be construed as limiting the right of the Corporation to vote its own stock held by it in a fiduciary capacity.

Shares standing in the name of another corporation, domestic or foreign, may be voted in the name of such corporation by any officer thereof or pursuant to any proxy executed in the name of such corporation by any officer of such corporation unless there has been express written notice filed with the Secretary that such officer has no authority to vote such shares. Shares held by an administrator, executor, guardian, conservator, trustee in bankruptcy, receiver or assignee for creditors may be voted by him or her, either in person or by proxy, without a transfer of such shares into such person’s name. Shares standing in the name of a fiduciary may be voted by such person, either in person or by proxy.

A stockholder whose shares are pledged shall be entitled to vote such shares unless in the transfer by the pledgor on the books of the Corporation the pledgor has expressly empowered the pledgee to vote thereon, in which case only the pledgee, or the pledgee’s proxy, may represent such stock and vote thereon.

Section 13. Advance Notice of Stockholder Nominations and Proposals for other Business.

(a) Notice. Nominations of persons for election to the Board of Directors and the proposal of business to be transacted by the stockholders may be made at an annual meeting or, only if and to the extent such matters are included in the Corporation’s notice for such a meeting, at a special meeting of the stockholders only (i) pursuant to the Corporation’s notice with respect to such meeting, (ii) by or at the direction of the Board of Directors or (iii) by any stockholder of the Corporation who was a stockholder of record on the record date set with respect to such meeting (as provided for in Section 11 of Article III), who is entitled to vote at the meeting and who has complied with the notice procedures set forth in this Section 13. For nominations or proposals for other business to be properly brought before an annual or special meeting by a stockholder pursuant to clause (iii) above, the stockholder must give timely notice thereof in writing to the Secretary of the Corporation and such business must be a proper matter for stockholder action under the Delaware General Corporation Law and a proper matter for consideration at such meeting under the Certificate of Incorporation and these Bylaws, including, without limitation, Section 3 of this Article.

For notice under this Section to be timely, it must be delivered to the Secretary at the principal place of business of the Corporation not earlier than the 120th day prior to the date of such meeting and (A) in the case of an annual meeting of stockholders, at least 45 days before the anniversary date on which the Corporation filed its definitive proxy materials (regardless of whether or not thereafter revised or supplemented) with the Securities and Exchange Commission for the prior year’s annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting is advanced by more than thirty (30) days or delayed (other than as a result of adjournment) by more than thirty (30) days from the anniversary of the previous year’s annual meeting, notice by the stockholder to be timely must be delivered not later than the close of business on the later of (1) the sixtieth (60th) day prior to such annual meeting or (2) the tenth (10th) day following the day on which public announcement of the date of such meeting is first made, and (B) in the case of a special meeting, not later than the close of business on the later of (i) the sixtieth (60th) day prior to the date of such meeting or (ii) the tenth (10th) day following the day on which public announcement of the date of such meeting is first made.

(b) Nominations. If such stockholder notice under this Section 13 relates to a proposal by such stockholder to nominate one or more persons for election or re-election as a director, it shall set forth (in addition to the requirements in paragraph (d) below) all information relating to each such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected). Persons nominated by stockholders to serve as directors of the Corporation who have not been nominated in accordance with this Section 13 shall not be eligible to serve as directors.

(c) Other Business. If such stockholder notice under this Section 13 relates to any other business that the stockholder proposes to bring before the meeting, it shall set forth (in addition to the requirements in paragraph (d) below) a brief description of such business, the reasons for conducting such business at the meeting and any personal or other direct or indirect material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made.

(d) Other Requirements. Each such notice under this Section 13 shall also set forth as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:

(i) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner;

(ii) documentary evidence of the class and number of shares of capital stock of the Corporation which are owned beneficially and of record by each such stockholder and each such beneficial owner;

(iii) a representation by the stockholder and beneficial owner that within five (5) business days after the record date for such meeting it will provide ownership information as of the record date for such meeting;

(iv) a description of any agreement, arrangement or understanding (whether or not in writing) related to the below between or among such stockholder or beneficial owner and any other person at the time of notice under this Section 13 and a representation that the stockholder will notify the Corporation of the same in writing within five (5) business days after the record date for such meeting:

(A) with respect to the nomination or other business, including without limitation any agreements that would be required to be described or reported pursuant to Item 5 of Item 6 of Schedule 13D (regardless of whether the requirements to file a Schedule 13D is applicable to the stockholder or beneficial owner);

(B) any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares (regardless of whether settled in shares or cash) or other similar arrangement that has been entered into, the effect of which is to mitigate loss, manage risk or benefit from changes in the share price of any class of the Corporation’s stock, or increase or decrease the voting power of the stockholder or beneficial owner with respect to stock of the Corporation; and

(C) related to acquiring, holding, voting or disposing of any shares of stock of the Corporation, including the number of shares that are the subject of such agreement, arrangement or understanding;

(v) a representation as to whether the stockholder or beneficial owner will engage in a solicitation with respect to such nomination or proposal and, if so, the name of each participant (as defined in Item 4 of Schedule 14A under the Exchange Act) in such solicitation and whether such person or group intends to deliver a proxy statement and/or form of proxy to stockholders; and

(vi) as to the stockholder giving the notice and the beneficial owners, if any, on whose behalf the nomination or proposal is made, such stockholder’s and beneficial owners’ written consent to the public disclosure of information provided pursuant to this Section.

(e) The requirements of this Section 13 shall not apply to a stockholder if the stockholder has notified the Corporation of his or her intention to present a stockholder proposal at an annual or special meeting pursuant to and in compliance with Rule 14a-8 under the Exchange Act and wished to have such proposal in the Corporation’s proxy materials. With respect to any such matter proposed to be presented pursuant to and in compliance with Rule 14a-8, (i) the notice required by this Section 13 shall be considered timely if delivered within the time period specified in Rule 14a-8(e), and (ii) the person proposing to have such matter presented at the meeting shall provide the information required by paragraphs (c) and (d) of this Section, provided that the information required by paragraph (d)(i) and (ii) of this Section 13 may be satisfied by providing the information required pursuant to Rule 14a-8(b).

(f) Only such business shall be conducted at an annual or special meeting of stockholders as shall have been brought before the meeting in accordance with this Section 13; provided, however, that nothing herein shall prohibit the Board of Directors from submitting matters to stockholders at any special meeting requested by stockholders. The Presiding Stockholder Meeting Chair (as described in Section 14 of this Article III) of the meeting shall determine whether a nomination or any business proposed to be transacted by the stockholders has been properly brought before the meeting (including without limitation if a stockholder does not meet the provisions of Section 3 of this Article in the case of a stockholder requested special meeting) and, if any proposed nomination or business has not been properly brought before the meeting, the Presiding Stockholder Meeting Chair (as described in Section 14 of this Article III) shall declare that such proposed business or nomination shall not be presented for stockholder action at the meeting, notwithstanding that proxies in respect of such matters may have been received. For purposes of this Section 13, “public announcement” shall mean disclosure in a press release or other means reasonably designed to provide broad distribution of the information to the public, or in a document publicly filed by the Corporation with the Securities Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act. Notwithstanding any provision in this Section 13 to the contrary, requests for inclusion of proposals in the Corporation’s proxy statement made pursuant to Rule 14a-8 under the Exchange Act shall be deemed to have been delivered in a timely manner if delivered in accordance with such Rule.

Notwithstanding compliance with the requirements of this Section 13, the Presiding Stockholder Meeting Chair (as described in Section 14 of this Article III) presiding at any meeting of the stockholders may, in his or her sole discretion, refuse to allow a stockholder or stockholder representative to present any proposal which the Corporation would not be required to include in a proxy statement under any rule promulgated by the Securities and Exchange Commission.

Nothing in this Section 13 shall be deemed to affect any rights of the holders of any series of Preferred Stock, if any, to elect directors, established by resolution of the Board of Directors as provided in the Certificate of Incorporation.

Section 14. Procedures. The Chairman of the Board or other person presiding as provided in these Bylaws or by the Board of Directors (the “Presiding Stockholder Meeting Chair”), shall call meetings of the stockholders to order. The Secretary, or in the event of his or her absence or disability, the Assistant Secretary, if any, or if there be no Assistant Secretary, in the absence of the Secretary, an appointee of the Presiding Stockholder Meeting Chair, shall act as Secretary of the meeting.

The order of business and all other matters of procedure at every meeting of stockholders may be determined by such Presiding Stockholder Meeting Chair. Except to the extent inconsistent with applicable law, these Bylaws or any rules and regulations adopted by the Board of Directors, the Presiding Stockholder Meeting Chair of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts, including causing an adjournment of such meeting, as, in the judgment of such Presiding Stockholder Meeting Chair, are appropriate. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the Presiding Stockholder Meeting Chair of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the Presiding Stockholder Meeting Chair shall permit; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; (e) limitations on the time allotted to questions or comments by participants; and (f) establishing times for opening and closing of the voting polls for each item upon which a vote is to be taken. Unless, and to the extent determined by the Board of Directors or the Presiding Stockholder Meeting Chair of the meeting, meetings of the stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

Article IV.

Board of Directors’ Meetings

Section 1. Annual Meetings. An annual meeting of the Board of Directors for the purpose of electing officers and for the transaction of such other business as may come before the meeting shall be held without other notice than this Bylaw immediately after, and at the same place (if any) as, the annual meeting of stockholders.

Section 2. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the Chairman of the Board or any two directors. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the State of Delaware, as the place for holding any special meeting of the Board of Directors called by them.

Section 3. Meetings in Executive Session. During any annual meeting or special meeting of the Board of Directors, the Board of Directors may have an executive session with only the nonemployee directors or only the independent directors present and such other invitees as the directors participating in the executive session shall so determine. No separate notice of the executive session is required. The presiding director, as determined by the Board of Directors’ established procedures, shall preside at such executive session unless the directors participating in the executive session shall select another director to preside.

Section 4. Notice. Notice of the annual meeting of the Board of Directors need not be given. Except as set forth in the next sentence, special meetings of the Board of Directors may be called: (i) on 24 hours notice if notice is given to each director personally or by telephone, including a voice messaging system, or other system or technology designed to record and communicate messages, telegraph, facsimile, electronic mail or other electronic means, or (ii) on two days notice if notice is sent by overnight courier or (iii) on five days notice if notice is mailed, to each director, addressed to him or her at his or her usual place of business or residence. If, however, the meeting is called by or at the request of the Chairman of the Board and if the Chairman of the Board decides that unusual and urgent business is to be transacted at the meeting (which decision shall be conclusively demonstrated by the Chairman of the Board giving notice of the meeting less than 24 hours prior to the meeting), then at least 2 hours prior notice shall be given. Any director may waive notice of any meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting and objects at the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Section 5. Quorum. One-third of the number of directors fixed by, or pursuant to, Section 2 of Article II shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such one-third is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

Section 6. Manner of Acting. Except as otherwise required by law, the Certificate of Incorporation or these Bylaws, the act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 7. Presumption of Assent. A director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his or her dissent is entered in the minutes of the meeting or unless the director files a written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or forwards such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

Section 8. Action by Directors Without a Meeting. Any action required to be taken at a meeting of the Board of Directors, or at a meeting of a committee of directors, or any other action which may be taken at a meeting, may be taken without a meeting if a consent in writing or by electronic transmission setting forth the action so taken shall be signed by all of the directors or members of the committee thereof entitled to vote with respect to the subject matter thereof and filed with the minutes of proceedings of the Board of Directors or committee and such consent shall have the same force and effect as a unanimous vote.

Section 9. Participation in a Meeting by Telephone. Members of the Board of Directors or any committee of directors may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participating in a meeting pursuant to this Section 9 shall constitute presence in person at such meeting.

Section 10. Regulations; Manner of Acting. To the extent consistent with applicable law, the Certificate of Incorporation and these Bylaws, the Board of Directors may adopt such rules and regulations for the conduct of meetings of the Board of Directors and for the management of the property, affairs and business of the Corporation as the Board of Directors may deem appropriate.

Article V.

Officers and Chairman of the Board

Section 1. Elected Officers. The elected officers of the Corporation shall include a Chief Executive Officer and Secretary of the Corporation and such other officers as the Board of Directors may designate by resolution to be elected directly by the Board of Directors or in any other manner as the Board of Directors may determine. The elected officers of the Corporation shall have such powers and duties as generally pertain to their respective offices, subject to these Bylaws. Any two or more offices may be held by the same person. Each elected officer shall hold office until his or her successor shall have been duly elected or until his or her death or until he or she shall resign or shall have been removed. Any elected officer serves at the pleasure of the Board of Directors and may be removed by the Board of Directors at any time for any reason. Except as may be otherwise determined by the Board of Directors, any elected officer of the Corporation other than the Chief Executive Officer, the President (if any), the Chief Financial Officer, the Secretary or the Controller may be removed by the CEO at any time for any reason, provided that the CEO is a member of the Board of Directors.

Section 2. The Chairman of the Board of Directors. The Board of Directors shall annually elect one of its own members to be the Chairman of the Board of Directors. The Chairman of the Board (who may also be the Chief Executive Officer of the Corporation) may also be an elected officer of the Corporation. The Chairman of the Board shall preside at all meetings of the Board of Directors and of the stockholders, except as otherwise provided under these Bylaws, and may at any time call any meeting of the Board of Directors. The Board of Directors may remove or replace the Chairman of the Board as Chairman at any time for any reason.

Section 3. The Chief Executive Officer. The Board of Directors may appoint one or more officers of the Corporation as the Chief Executive Officer (such one or more individuals, the “CEO”). The CEO shall be the senior executive officer of the Corporation and shall in general supervise and control all the business and affairs of the Corporation. The CEO shall direct the policies of the Corporation and shall perform all other duties incident to the office or as may be delegated or assigned by the Board of Directors by resolution from time to time. The CEO may delegate powers to any other officer of the Corporation.

Section 4. The President. The President (who may also be the Chief Operating Officer) shall have such duties as are incident to such office or as may be delegated or assigned by the Board of Directors by resolution from time to time. Prior to any action by the Board of Directors, in the absence or disability of the CEO, the President shall exercise the functions of the CEO and shall have the authority of the CEO. There is no requirement that there be a President.

Section 5. Vice Presidents. Vice Presidents shall have such duties as are incident to such office or as may be delegated or assigned by the Board of Directors by resolution from time to time.

Section 6. The Secretary. The Secretary shall give notice of, and keep the minutes of, all meetings of the Board of Directors and the stockholders. He or she shall in general perform all of the duties which are incident to the office of secretary of a company, subject at all times to the direction and control of the Board of Directors, and shall have such other duties as may be delegated or assigned by the Board of Directors by resolution from time to time. The Secretary may appoint one or more Assistant Secretaries, each of whom shall have the power to affix and attest the corporate seal of the Corporation, and to attest to the execution of documents on behalf of the Corporation and perform such duties as may be assigned by the Secretary.

Section 7. The Chief Financial Officer. The Chief Financial Officer shall be the senior financial officer of the Corporation and shall have such duties as are incident to such office or as may be delegated or assigned from time to time by the CEO or by the Board of Directors.

Section 8. The Treasurer. The Treasurer shall have the custody of all of the funds and securities of the Corporation and shall have such duties as are incident to such office or as may be delegated or assigned from time to time by the CEO or by the Board of Directors. The Treasurer may appoint one or more Assistant Treasurers to perform such duties as may be assigned by the Treasurer.

Section 9. Statutory Duties. Each respective officer shall discharge any and all duties pertaining to their respective office, which is imposed on such officer by the provisions of any present or future statute of the State of Delaware.

Section 10. Delegation of Duties. In case of the absence of any officer of the Corporation, the Chairman of the Board or the Board of Directors may delegate, for the time being, the duties of such officer to any other officer or to any director.

Article VI.

Certificates for Shares and Their Transfer

Section 1. Certificates for Shares. Certificates representing shares of the Corporation shall be in such form as shall be determined by the Board of Directors. Such certificates shall be signed by the CEO or President, and by the Treasurer or the Secretary. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent, or registrar at the date of issue. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock ledger of the Corporation.

Section 2. Transfer of Certificate. Transfer of shares of the Corporation shall be made only upon the records of the Transfer Agent appointed for this purpose, by the owner in person or by the legal representative of such owner and, upon such transfer being made, the old certificates shall be surrendered to the Transfer Agent who shall cancel the same and thereupon issue a new certificate or certificates therefor. Whenever a transfer is made for collateral security, and not absolutely, the fact shall be so expressed in the recording of the transfer.

Section 3. Transfer Agent and Registrar. The Board of Directors may appoint a transfer agent and registrar of transfers and thereafter may require all stock certificates to bear the signature of such transfer agent and such registrar of transfers. The signature of either the transfer agent or the registrar may be a facsimile.

Section 4. Registered Holder. The Corporation shall be entitled to treat the registered holder of any shares as the absolute owner thereof and, accordingly, shall not be bound to recognize any equitable or other claim thereto, or interest therein, on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the statutes of the State of Delaware.

Section 5. Rules of Transfer. The Board of Directors also shall have the power and authority to make all such rules and regulations as they may deem expedient concerning the issue, transfer and registration of the certificates for the shares of the Corporation.

Section 6. Lost Certificates. Any person claiming a certificate for shares of this Corporation to be lost or destroyed, shall make affidavit of the fact and lodge the same with the Secretary of the Corporation, accompanied by a signed application for a new certificate. Such person shall give to the Corporation, to the extent deemed necessary by the Secretary or Treasurer, a bond of indemnity with one or more sureties satisfactory to the Secretary, and in an amount which, in his or her judgment, shall be sufficient to save the Corporation from loss, and thereupon the proper officer or officers may cause to be issued a new certificate of like tenor with the one alleged to be lost or destroyed. But the Secretary may recommend to the Board of Directors that it refuse the issuance of such new certificate in the event that the applicable provisions of the Uniform Commercial Code are not met.

Article VII.

Contracts, Loans, Checks and Deposits

Section 1. Contracts. The Board of Directors may authorize, by these Bylaws or any resolution, any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

Section 2. Loans. No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by these Bylaws or a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

Section 3. Checks, Drafts, Etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation, shall be signed by such officer or officers, agent or agents, of the Corporation and in such manner as shall from time to time be determined by these Bylaws or a resolution of the Board of Directors.

Section 4. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select.

Article VIII.

Books and Records

Complete books and records of account together with minutes of the proceedings of the meetings of the stockholders and Board of Directors shall be kept. A record of stockholders, giving the names and addresses of all stockholders, and the number and class of the shares held by each, shall be kept by the Corporation at its registered office or principal place of business in the Commonwealth of Pennsylvania or at the office of a Transfer Agent or Registrar.

Article IX.

Notices

Section 1. Manner of Notice. Whenever, under the provisions of the Certificate of Incorporation or of the Bylaws of the Corporation or of the statutes of the State of Delaware, notice is required to be given to a stockholder, to a director or to an officer, it shall not be construed to mean personal notice, unless expressly stated so to be. Without limiting the manner by which notice otherwise may be given to stockholders, any notice so required (other than notice by publication) may be given in writing by depositing the same in the United States mail, postage prepaid, directed to the stockholder, director or officer, at his, or her, address as the same appears on the records of the Corporation, and the time when the same is mailed shall be deemed the time of the giving of such notice or by electronic transmission consented to (in a manner consistent with the Delaware General Corporation Law) by the stockholder. Any such notice by electronic transmission shall be deemed to be given: (1) if by facsimile, when directed to a number at which the stockholder has consented to receive notice; (2) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to (in a manner consistent with the Delaware General Corporation Law) receive notice; (3) if by posting on an electronic network together with separate notice to the stockholder of specific posting, upon the later of such posting and the giving of the separate notice, and (4) if by any other form of electronic transmission, when directed by the stockholder.

Section 2. Waiver of Notice. Notice of the time, place, if any, means of remote communication, if any, and purpose of any meeting of stockholders may be waived (i) in writing signed by the person entitled to notice thereof or (ii) by electronic transmission made by the person entitled to notice, in each case either before or after such meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in a written waiver of notice or any waiver by electronic transmission. Notice will be waived by any stockholder by his or her attendance thereat in person or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Article X.

Fiscal Year

The fiscal year of the Corporation shall begin on the 1st day of January and terminate on the 31st day of December or as otherwise determined by the Board of Directors.

Article XI.

Emergency Bylaws

The Emergency Bylaws provided in this Article XI shall be operative upon (a) the declaration of a civil defense emergency by the President of the United States or by concurrent resolution of the Congress of the United States pursuant to Title 50, Appendix, Section 2291 of the United States Code, or any amendment thereof, or (b) upon a proclamation of a civil defense emergency by the Governor of the Commonwealth of Pennsylvania which relates to an attack or imminent attack on the United States or any of its possessions. Such Emergency Bylaws, or any amendments to these Bylaws adopted during such emergency, shall cease to be effective and shall be suspended upon any proclamation by the President of the United States, or the passage by the Congress of a concurrent resolution, or any declaration by the Governor of Pennsylvania that such civil defense emergency no longer exists.

During any such emergency, any meeting of the Board of Directors may be called by any officer of the Corporation or by any director. Notice shall be given by such person or by any officer of the Corporation. The notice shall specify the place of the meeting, which shall be at the principal place of business of the Corporation at the time if feasible, and otherwise, any other place specified in the notice. The notice shall also specify the time of the meeting. Notice may be given only to such of the directors as it may be feasible to reach at the time and by such means as may be feasible at the time, including publication or radio. If given by mail, messenger, telephone, or telegram, the notice shall be addressed to the director at his or her residence or business address, or such other place as the person giving the notice shall deem most suitable. Notice shall be similarly given, to the extent feasible in the judgment of the person giving the notice, to the other directors. Notice shall be given at least two days before the meeting, if feasible in the judgment of the person giving the notice, and otherwise on any shorter time he or she may deem necessary.

Article XII.

Amendment of Bylaws By Directors

These Bylaws may be altered, amended or repealed and new Bylaws may be adopted at any meeting of the Board of Directors by a majority vote of the directors present at the meeting.

Article XIII.

Indemnification and Insurance

(A) Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was, at any time during which this Bylaw is in effect (whether or not such person continues to serve in such capacity at the time any indemnification or payment of expenses pursuant hereto is sought or at the time any proceeding relating thereto exists or is brought), a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, trustee, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Corporation, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, trustee, employee or agent or in any other capacity while serving as a director, officer, trustee, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, trustee, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in paragraph (C) of this Bylaw, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors. The right to indemnification conferred in this Bylaw shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition, such advances to be paid by the Corporation within 20 days after the receipt by the Corporation of a statement or statements from the claimant requesting such advance or advances from time to time; provided, however, that if the General Corporation Law of the State of Delaware requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right of appeal that such director or officer is not entitled to be indemnified under this Bylaw or otherwise. The rights conferred in this Bylaw shall be contract rights that vest at the time of such person’s service to or at the request of the Corporation and such rights shall continue as to an indemnitee who has ceased to be a director, officer, trustee, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

(B) To obtain indemnification under this Bylaw, a claimant shall submit to the Corporation a written request, including therein or therewith such documentation and information as is reasonably available to the claimant and is reasonably necessary to determine whether and to what extent the claimant is entitled to indemnification. Upon written request by a claimant for indemnification pursuant to the first sentence of this paragraph (B), a determination, if required by applicable law, with respect to the claimant’s entitlement thereto shall be made as follows: (1) if requested by the claimant, by Independent Counsel (as hereinafter defined), or (2) if no request is made by the claimant for a determination by Independent Counsel, (i) by the Board of Directors by a majority vote of a quorum consisting of Disinterested Directors (as hereinafter defined), or (ii) if a quorum of the Board of Directors consisting of Disinterested Directors is not obtainable or, even if obtainable, such quorum of Disinterested Directors so directs, by Independent Counsel in a written opinion to the Board of Directors, a copy of which shall be delivered to the claimant, or (iii) if a quorum of Disinterested Directors so directs, by the stockholders of the Corporation. In the event the determination of entitlement to indemnification is to be made by Independent Counsel at the request of the claimant, the Independent Counsel shall be selected by the Board of Directors unless there shall have occurred within two years prior to the date of the commencement of the action, suit or proceeding for which indemnification is claimed a “Change of Control”, in which case the Independent Counsel shall be selected by the claimant unless the claimant shall request that such selection be made by the Board of Directors. If it is so determined that the claimant is entitled to indemnification, payment to the claimant shall be made within 10 days after such determination.

(C) If a claim under paragraph (A) of this Bylaw is not paid in full by the Corporation within 30 days after a written claim pursuant to paragraph (B) of this Bylaw has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standard of conduct which makes it permissible under the General Corporation Law of the State of Delaware for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, Independent Counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, nor an actual determination by the Corporation (including its Board of Directors, Independent Counsel or stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(D) If a determination shall have been made pursuant to paragraph (B) of this Bylaw that the claimant is entitled to indemnification, the Corporation shall be bound by such determination in any judicial proceeding commenced pursuant to paragraph (C) of this Bylaw.

(E) The Corporation shall be precluded from asserting in any judicial proceeding commenced pursuant to paragraph (C) of this Bylaw that the procedures and presumptions of this Bylaw are not valid, binding and enforceable and shall stipulate in such proceeding that the Corporation is bound by all the provisions of this Bylaw.

(F) The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Bylaw (i) shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise and (ii) cannot be terminated by the Corporation, the Board of Directors or the stockholders of the Corporation with respect to a person’s service prior to the date of such termination. Any amendment, modification, alteration or repeal of this Bylaw that in any way diminishes, limits, restricts, adversely affects or eliminates any right of an indemnitee or his or her successors to indemnification, advancement of expenses or otherwise shall be prospective only and shall not in any way diminish, limit, restrict, adversely affect or eliminate any such right with respect to any actual or alleged state of facts, occurrence, action or omission then or previously existing, or any action, suit or proceeding previously or thereafter brought or threatened based in whole or in part upon any such actual or alleged state of facts, occurrence, action or omission.

(G) The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware. To the extent that the Corporation maintains any policy or policies providing such insurance, each such director or officer, and each such agent or employee to which rights to indemnification have been granted as provided in paragraph (H) of this Bylaw, shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage thereunder for any such director, officer, employee or agent.

(H) The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to be paid by the Corporation the expenses incurred in defending any proceeding in advance of its final disposition, to any employee or agent of the Corporation to the fullest extent of the provisions of this Bylaw with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

(I) If any provision or provisions of this Bylaw shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (1) the validity, legality and enforceability of the remaining provisions of this Bylaw (including, without limitation, each portion of any paragraph of this Bylaw containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (2) to the fullest extent possible, the provisions of this Bylaw (including, without limitation, each such portion of any paragraph of this Bylaw containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

(J) For purposes of this Bylaw:

(1) “Change in Control” shall be deemed to occur upon the earliest to occur after the date of this Agreement of any of the following events:

(i) individuals who constitute the Board as of the Effective Date (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a Director subsequent to such date whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least two-thirds of the Directors then comprising the Incumbent Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without objection to such nomination) will be deemed to have then been a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of Directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(ii) consummation of a reorganization, merger or consolidation of the Company or a direct or indirect wholly owned subsidiary thereof, a sale or other disposition (whether by sale, taxable or nontaxable exchange, formation of a joint venture or otherwise) of all or substantially all of the assets of the Company, or other transaction involving the Company (each, a “Business Combination”), unless, in each case, immediately following such Business Combination, (A) all or substantially all of the individuals and entities who were the beneficial owners of Voting Stock of the Company immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding shares of Voting Stock of the entity resulting from such Business Combination or any direct or indirect parent corporation thereof (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries), (B) no Person other than the Company beneficially owns 25% or more of the combined voting power of the then outstanding shares of Voting Stock of the entity resulting from such Business Combination or any direct or indirect parent corporation thereof (disregarding all “acquisitions” described in subsections (A)—(C) of Section 1 (a) (i)), and (C) at least a majority of the members of the Board of Directors of the entity resulting from such Business Combination or any direct or indirect parent corporation thereof were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or

(iii) approval by the stockholders of the Company of a complete liquidation or dissolution of the Company, except pursuant to a Business Combination that complies with clauses (A), (B) and (C) of Section 1(a)(iii).

(iv) Other Events. Any other event of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A (or in response to any similar item on any similar schedule or form) promulgated under the Securities Exchange Act of 1934, as amended, whether or not the Company is then subject to such reporting requirement.

(2) “Disinterested Director” means a director of the Corporation who is not and was not a party to the matter in respect of which indemnification is sought by the claimant.

(3) “Independent Counsel” means a law firm, a member of a law firm, or an independent practitioner, that is experienced in matters of corporation law and shall include any person who, under the applicable standards of professional conduct then prevailing, would not have a conflict of interest in representing either the Corporation or the claimant in an action to determine the claimant’s rights under this Bylaw.

(K) Any notice, request or other communication required or permitted to be given to the Corporation under this Bylaw shall be in writing and either delivered in person or sent by telecopy, telex, telegram, overnight mail or courier service, or certified or registered mail, postage prepaid, return receipt requested, to the Secretary of the Corporation and shall be effective only upon receipt by the Secretary.

Article XIV.

Exclusive Forum

Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or the Corporation’s Certificate of Incorporation or Bylaws (as either may be amended from time to time) or as to which the Delaware General Corporation Law confers jurisdiction on the Chancery Court or (iv) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine; and (b) the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article XIV. Notwithstanding the foregoing, the provisions of this Article XIV shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

Exhibit 10.1

FORM OF VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT, dated as of [•], 2021 (this “Agreement”), is made and entered into by and among Desktop Metal, Inc., a Delaware corporation (“Parent”), Texas Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub I”), Texas Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Parent (“Merger Sub II”), and the undersigned stockholder of the Company (as defined below) (the “Stockholder” and, together with Parent, Merger Sub I and Merger Sub II, the “Parties”).

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, Merger Sub I, Merger Sub II and The ExOne Company, a Delaware corporation (the “Company”), are entering into an Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”);

WHEREAS, as of the date hereof, the Stockholder Beneficially Owns and owns of record the shares of common stock, par value $0.01 per share, of the Company (the “Existing Shares”), as set forth on Exhibit A attached hereto; and

WHEREAS, as a material condition and inducement to Parent, Merger Sub I and Merger Sub II’s willingness to enter into the Merger Agreement, the Stockholder has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATIONS

Section 1.1 Defined Terms. As used in this Agreement, the following terms have the following meanings:

“Beneficially Own” means, with regard to any securities, having “beneficial ownership” of such securities for purposes of Rule 13d-3 or 13d-5 under the Exchange Act. Similar terms such as “Beneficial Ownership” and “Beneficial Owner” have the corresponding meanings.

“Covered Company Shares” means, with respect to the Stockholder, (a) any Existing Shares Beneficially Owned or owned of record by the Stockholder and (b) any Company securities of which the Stockholder has Beneficial Ownership or record ownership after the date hereof.

“Transfer” means any sale, assignment, transfer, conveyance, gift, pledge, distribution, hypothecation or other encumbrance or any other disposition, whether voluntary, involuntary or by operation of law, whether effected directly or indirectly, or the entry into any contract or understanding with respect to any sale, assignment, transfer, conveyance, gift, pledge, distribution, hypothecation or other encumbrance or any other disposition, whether voluntary, involuntary or by operation of law, whether effected directly or indirectly, including, with respect to any capital stock or interests in capital stock, the entry into any swap or any contract, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such capital stock or interest in capital stock, whether any such swap, contract, transaction or series of transactions is to be settled by delivery of Company securities, in cash or otherwise.

Section 1.2 Interpretations.

(a) Each capitalized term used but not defined in this Agreement has the meaning given to it in the Merger Agreement.

(b) Where a reference in this Agreement is made to a Section or Exhibit such reference will be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes,” or “including” are used in this Agreement they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any contract, instrument, or statute defined or referred to herein or in any contract or instrument that is referred to herein means such contract, instrument, or statute as from time to time amended, modified, or supplemented, including, in the case of contracts or instruments, by waiver or consent and, in the case of statutes, by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and permitted assigns. Where this Agreement states that a party “shall,” “will” or “must” perform in some manner it means that the party is legally obligated to do so under this Agreement.

ARTICLE II

VOTING AGREEMENT AND IRREVOCABLE PROXY

Section 2.1 Agreement to Vote.

(a) The Stockholder hereby irrevocably and unconditionally agrees that, during the term of this Agreement, at the Company Stockholder Meeting and at any other meeting of the Company’s stockholders, however called, in each case, including any adjournment or postponement thereof, and in connection with any written consent of the Company’s stockholders, the Stockholder shall, in each case to the fullest extent that the Covered Company Shares are entitled to vote thereon or consent thereto, or in any other circumstance in which the vote, consent or other approval of the Company’s stockholders is sought, including the Company Stockholder Approval:

2

(i) appear at each such meeting or otherwise cause the Stockholder’s Covered Company Shares to be counted as present thereat for purposes of calculating a quorum; and

(ii) vote (or cause to be voted), in person or by proxy, or if applicable deliver (or cause to be delivered) a written consent covering, all of the Stockholder’s Covered Company Shares:

(1) in favor of the approval of the adoption of the Merger Agreement and the Mergers and any other action requested by Parent in furtherance thereof;

(2) in favor of any proposal to adjourn a meeting of the Company’s stockholders to solicit additional proxies in favor of the adoption of the Merger Agreement;

(3) against any Company Acquisition Proposal; and

(4) against any other proposal, action or transaction that is intended to, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the consummation of the Mergers or the performance by the Company of its obligations under the Merger Agreement or this Agreement, including (x) against any proposal, action or transaction that could reasonably be expected to result in any condition to the consummation of the Mergers set forth in Article VI of the Merger Agreement not being satisfied, or that could reasonably be expected to result in a breach in any material respect of any representation, warranty, covenant or agreement of the Company pursuant to the Merger Agreement or this Agreement and (y) any amendments to the Company Charter or Company Bylaws if such amendment would reasonably be expected to prevent or delay the consummation of the Closing.

The Stockholder shall not, at any time prior to the Termination Date, (i) enter into any voting agreement or voting trust with respect to any of the Stockholder’s Covered Company Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement, or (ii) enter into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

(b) Any vote required to be cast or consent required to be executed pursuant to this Section 2.1 shall be cast or executed in accordance with the applicable procedures relating thereto so as to ensure that it is duly counted for purposes of determining whether a quorum is present (if applicable) and for purposes of recording the results of the vote or consent.

3

ARTICLE III

OTHER COVENANTS

Section 3.1 Support. The Stockholder shall use its reasonable best efforts to provide assistance to Parent, Merger Sub I, Merger Sub II and the Company in connection with the Merger Agreement, including by supplying and providing complete and accurate information regarding the Stockholder to, and as reasonably requested by, Parent, Merger Sub I, Merger Sub II, the Company or any Governmental Entity or other Person in connection with the making of any filings to or with, or obtaining any consent of, any Governmental Entity with respect to the Merger Agreement or the Mergers.

Section 3.2 Stock Dividends, Distributions, Etc. In the event of a stock split, reverse stock split, stock dividend or distribution, or any change in the Company Common Stock by reason of any recapitalization, combination, reclassification, exchange of shares or similar transaction, the terms “Existing Shares” and “Covered Company Shares” shall be deemed to refer to and include all such stock dividends and distributions and any Company securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

Section 3.3 Lock-Up. The Stockholder hereby covenants and agrees that between the date hereof and the termination of this Agreement in accordance with its terms, the Stockholder will not (a) Transfer any Covered Company Shares or (b) take any action that would make any of its representations or warranties contained herein untrue or incorrect or have the effect of preventing or materially impeding the Stockholder from performing its obligations under this Agreement. Notwithstanding the foregoing, in connection with any Transfer not involving or relating to any Company Acquisition Proposal, the Stockholder may (i) Transfer any or all of its Covered Company Shares (A) to any Affiliate of the Stockholder (B) by will or by operation of law upon the death of the Stockholder or Transfers to immediate family members, trusts for the benefit of the Stockholder or any immediate family members for estate planning purposes, or, (C) in connection with bona fide gifts to charitable organizations or other gift Transfers, and (ii) with respect to the Stockholder’s Company Equity Awards that vest or are exercised on or prior to the Termination Date, Transfer Covered Company Shares to the Company in order to satisfy any required withholding taxes applicable upon the such vesting or exercise of such Company Equity Awards; provided, however, that in each case described in clauses (i)(A),(B) and (C) above, prior to and as a condition to the effectiveness of such Transfer, each Person to which any of such Covered Company Shares or any interest in any of such Covered Company Shares is Transferred shall have executed and delivered to Parent, Merger Sub I and Merger Sub II a counterpart to this Agreement pursuant to which such Person shall be bound by all of the terms and provisions of this Agreement. If any involuntary Transfer of any of the Covered Company Shares shall occur (including a sale by Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Covered Company Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect for the Voting Period.

Section 3.4 Appraisal Rights. The Stockholder irrevocably and unconditionally agrees not to exercise any rights of appraisal or any dissenters’ rights that the Stockholder may have (whether under applicable Law or otherwise) or could potentially have or acquire in connection with the Mergers, and the Stockholder hereby irrevocably and unconditionally waives any such rights of appraisal or rights to dissent that the Stockholder may have under applicable Law.

4

Section 3.5 Disclosure. The Stockholder hereby authorizes Parent, Merger Sub I and Merger Sub II to publish and disclose in any announcement or disclosure required by the SEC or the rules of any national securities exchange and, to the extent required by applicable Law, in the Proxy Statement (including all documents and schedules filed with the SEC in connection therewith) and any other required filings under the Securities Act or the Exchange Act or otherwise required by Law, its identity and ownership of the Covered Company Shares and the nature of its commitments, arrangements and understandings under this Agreement.

Section 3.6 Public Statements. Each of Parent, Merger Sub I, Merger Sub II and the Stockholder shall not, and shall not permit any of its Subsidiaries to, or authorize or permit any affiliate, director, officer, trustee, employee or partner of such Person or any of its Subsidiaries or any Representative of such Person or any of its Subsidiaries to, directly or indirectly, issue any press release or make any other public statement with respect to the Merger Agreement, this Agreement, the Mergers or any of the other transactions contemplated by the Merger Agreement or by this Agreement that is inconsistent with the transactions contemplated by this Agreement or the Merger Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder represents and warrants to Parent, Merger Sub I and Merger Sub II as follows:

Section 4.1 Authority Relative to this Agreement; No Violation.

(a) The Stockholder has full legal capacity to enter into, and to perform its covenants and agreements under, this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent, Merger Sub I and Merger Sub II, constitutes the legal, valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms, subject to the Enforceability Limitations.

(b) No authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by the Stockholder of the transactions contemplated by this Agreement.

(c) The execution and delivery by the Stockholder of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, (i) (A) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, acceleration or put right of any material obligation or to the loss of a material benefit under any contract or agreement to which the Stockholder is a party or (B) result in the creation of any Liens upon any of the properties or assets of the Stockholder, or (ii) conflict with or violate any applicable Law, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Stockholder’s ability to perform and comply with its covenants and agreements under this Agreement.

5

Section 4.2 Ownership of Shares. The Stockholder Beneficially Owns and is the record owner of the Existing Shares set forth opposite the Stockholder’s name on Exhibit A free and clear of any Liens, and free of any other limitation or restriction (including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of the Existing Shares) other than this Agreement and any limitations or restrictions imposed under applicable securities Laws. The Existing Shares set forth opposite the Stockholder’s name on Exhibit A constitute all of the Shares Beneficially Owned or owned of record by the Stockholder. The Stockholder has the only voting power, power of disposition, power to demand appraisal rights and power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Covered Company Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable Laws and the terms of this Agreement. As of the date hereof, the Stockholder does not Beneficially Own any shares of Parent Common Stock. Stockholder has not entered into or agreed to enter into any option, call, put, derivative, hedging, swap, forward or other similar arrangement in respect of Covered Company Shares, and has no agreement, arrangement or understanding with respect to any of the foregoing.

Section 4.3 Investigation; Litigation. (a) There is no investigation or review pending or, to the knowledge of the Stockholder, threatened by any Governmental Entity, (b) there are no actions, suits, claims, charges, litigation, arbitrations or proceedings pending or, to the knowledge of the Stockholder, threatened by or before any Governmental Entity against the Stockholder or any of its properties or assets and (c) there are no laws, executive orders, rulings, injunctions or other orders of any Governmental Entity outstanding binding on the Stockholder or any of its respective properties or assets, in each case, that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Stockholder’s ability to perform and comply with its covenants and agreements under this Agreement.

Section 4.4 Merger Agreement. The Stockholder understands and acknowledges that Parent, Merger Sub I and Merger Sub II are entering into the Merger Agreement in reliance upon, and Parent, Merger Sub I and Merger Sub II would not enter into the Merger Agreement without, the Stockholder’s execution and delivery of this Agreement.

Section 4.5 The Stockholders Have Adequate Information. The Stockholder is a sophisticated seller with respect to the Covered Company Shares and has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Covered Company Shares and has independently and without reliance upon Parent, Merger Sub I or Merger Sub II and based on such information as the Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement.

6

ARTICLE V

TERMINATION

Section 5.1 Termination. This Agreement shall terminate upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the delivery of written notice of termination by the Stockholder to Parent following any amendment, modification, change or waiver to any provision of the Merger Agreement that decreases the amount or changes the form of the Merger Consideration, or imposes any restrictions on the Stockholder’s right to receive the Merger Consideration (other than adjustments in accordance with the terms of the Merger Agreement), in each case, without the Stockholder’s prior written consent, (c) the Effective Time and (d) the mutual written consent of the Parties (the earliest such date under clause (a), (b), (c) and (d) being referred to herein as the “Termination Date”). In the event of any such termination of this Agreement, the obligations of the Parties under this Agreement shall terminate and there shall be no liability on the part of any Party with respect to this Agreement; provided, however, that (x) this Article V and Article VI shall survive any such termination and each remain in full force and effect and (y) no Party shall be relieved or released from any liability or damages arising from a breach of any provision of this Agreement arising prior to such termination.

ARTICLE VI

MISCELLANEOUS

Section 6.1 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Covered Company Shares. Except as otherwise provided in this Agreement, all rights, ownership and economic benefits of and relating to the Covered Company Shares shall remain vested in and belong to the Stockholder, and Parent shall have no authority to direct the Stockholder in the voting or disposition of any of the Covered Company Shares.

Section 6.2 Amendment; Waiver. Subject to applicable Laws, at any time prior to the Effective Time, this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification, by the Parties, or in the case of a waiver, by the Party against whom the waiver is to be effective.

Section 6.3 Entire Agreement; Counterparts. This Agreement (including the exhibit hereto) constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by email of a .pdf attachment will be effective as delivery of a manually executed counterpart of this Agreement.

Section 6.4 Governing Law; Venue; Waiver of Jury Trial; Specific Performance.

(a) This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the Transactions, or the negotiation, execution or performance of this Agreement, shall be governed by the internal Laws of the State of Delaware applicable to agreements made and to be performed entirely within such state, without regard to the conflicts of law principles of such state that would cause the application of the laws of another jurisdiction.

7

(b) Each of the parties irrevocably agrees that any Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any Judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 6.4(b), and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each of the parties hereby irrevocably submits with regard to any such Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than the aforesaid courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 6.4(b), (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the Action in such court is brought in an inconvenient forum, (y) the venue of such Action is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of Parent, Merger Sub I, Merger Sub II and the Stockholder hereby consents to service being made through the notice procedures set forth in Section 6.5 and agrees that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses set forth in Section 6.5 shall be effective service of process for any Action in connection with this Agreement or the Transactions.

(c) EACH OF THE PARTIES TO THIS AGREEMENT KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WITH AND UPON THE ADVICE OF COMPETENT COUNSEL IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 6.4c).

(d) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including if any of the parties hereto fail to take any action required of them hereunder to consummate the Transactions) and that money damages or other legal remedies, even if available,

8

would not be an adequate remedy for any such failure to perform or breach. Accordingly, each of Parent, Merger Sub I, Merger Sub II and the Stockholder shall be entitled to specific performance of the terms hereof, an injunction or injunctions or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Court of Chancery, without proof of damages or otherwise, this being in addition to any other remedy to which such party is entitled at law or in equity and no party will allege, and each party hereby waives the defense or counterclaim, that there is an adequate remedy at law. Each of the parties hereby further waives any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 6.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery, if delivered personally, (b) at the time sent (provided there is no automated return email indicating that the email address is no longer valid or active or the recipient is unavailable), if by email (to be followed by delivery by another method provided for in this Section 6.5) or (c) on the first Business Day following the date of dispatch, if delivered utilizing a next-day service by a recognized next-day courier (with proof of delivery from such recognized next-day courier). All notices hereunder shall be delivered to the addresses set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to Parent, Merger Sub I or Merger Sub II, to:

Desktop Metal, Inc.

63 Third Avenue

Burlington, MA 01803

Attention: Meg Broderick

E mail: meg.broderick@desktopmetal.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

200 Clarendon Street

Boston, MA 02116

Attention: Daniel Hoffman and Jason Morelli

Email: Daniel.Hoffman@lw.com; Jason.Morelli@lw.com

if to the Stockholder, addressed to it at:

John F. Hartner

127 Industry Boulevard

North Huntingdon, PA 15642

E mail: John.Hartner@exone.com

9

with a copy (which shall not constitute notice) to:

McGuireWoods LLP

Tower Two-Sixty

260 Forbes Avenue

Suite 1800

Pittsburgh, PA 15222

E mail: hfrank@mcguirewoods.com;

  swestwood@mcguirewoods.com

  gregan@mcguirewoods.com

Attention:     Hannah T. Frank

            Scott E. Westwood

            Gary S. Regan

with a copy (which shall not constitute notice) to:

Blank Rome LLP

501 Grant Street, Suite 850

Pittsburgh, PA 15219

E mail: jbarnes@blankrome.com

    mvtrainor@blankrome.com

Attention:     James J. Barnes

            Masha Trainor

Section 6.6 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of each of the other Parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 6.7 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein, so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 6.8 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

10

Section 6.9 No Third-Party Beneficiaries. Each of the Parties agree that (a) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement, and (b) this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 6.10 Construction. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 6.11 Exhibit. The Exhibits to this Agreement are hereby incorporated and made a part of this Agreement and is an integral part of this Agreement.

Section 6.12 Expenses. Whether or not the Mergers are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring or required to incur such expenses.

Section 6.13 Stockholder Capacity. The Stockholder is executing and entering into this Agreement solely in the Stockholder’s capacity as a Beneficial Owner and record owner of Covered Company Shares, and not in the Stockholder’s capacity as a director, officer, employee, agent or consultant of the Company. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of the Company in the taking of any actions (or failure to act) in his or her capacity as a director or officer of the Company, or in the exercise of his or her fiduciary duties as a director or officer of the Company, or prevent or be construed to create any obligation on the part of any director or officer of the Company from taking any action in his or her capacity as such director or officer, and no action taken solely in the capacity as a director or officer of the Company shall be deemed to constitute a breach of this Agreement.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the Parties have duly executed this Agreement, as of the date first written above.

PARENT:

DESKTOP METAL, INC.

By:
Name:
Title:

MERGER SUB I:

TEXAS MERGER SUB I, INC.

By:
Name:
Title:

MERGER SUB II:

TEXAS MERGER SUB II, LLC

By:
Name:
Title:

[SIGNATURE PAGE TO VOTING AND SUPPORT AGREEMENT]

STOCKHOLDER:

[SIGNATURE PAGE TO VOTING AND SUPPORT AGREEMENT]

EXHIBIT A

EXISTING SHARES

Stockholder	Number of Existing Shares

Exhibit 99.1

Desktop Metal

Desktop Metal Announces Agreement to Acquire ExOne

Conference Call
August 11, 2021

Exhibit 99.1Exhibit 99.1

ExOne at a glance

26

—

Years of experience as a global leader in binder jetting (founded in 1995).

438

—

Installed systems across Americas, EMEA, and Asia.

28M+

—

Estimated parts printed annually across ExOne customers and adoption centers[1].

45+

—

Materials third party or customer qualified and in R&D across metals, metal composites, ceramics, and sands.

$49M

—

Backlog across direct and indirect metal printers and recurring revenue contracts.

44%

—

Sequential revenue growth in Q2-21 and 30% YoY revenue growth in 1H-21.

Desktop Metal.

4

Pioneer in binder jetting technology and a leader in sand 3D printing with a strong position in metal, metal composite, and ceramics 3D printing. 1. Based on internal management estimates; assumes installed base printers run at 20 hours per day and 250 days per year with average metal and sand part sizes of 0.1L and 5L, respectively.Pioneer in binder jetting technology and a leader in sand 3D printing with a strong position in metal, metal composite, and ceramics 3D printing. 1. Based on internal management estimates; assumes installed base printers run at 20 hours per day and 250 days per year with average metal and sand part sizes of 0.1L and 5L, respectively.

Accelerating the adoption of AM 2.0 for mass production

01

—

02

—

Accelerate materials innovation by leveraging combined materials engineering resources more efficiently.

03

—

Leverage combined portfolio of sand printing technologies and binders to accelerate adoption in digital castings market.

04

—

Complementary go-to-market efforts enhance customer reach and global support operations.

05

—

Margin accretion opportunity through optimization of manufacturing and supply chain efforts.

Desktop Metal

5

Acquisition nearly doubles IP portfolio to over 650 patents

Robust binder jetting IP portfolio, with more than 650 patents issued and pending overall as a result of the acquisition.

Highlights include:

- Contoured roller technology (Triple ACT)
- Ultrasonic powder dispensing (Triple ACT)
- Advanced recoater technology (Triple ACT)
- NanoFuse™ and CleanFuse™ binders
- Advanced depowdering
- Automated maintenance for sand printing
- AMClad® composite tooling processes
- Printable ceramic inserts
- Select IP on binder jetting carbon materials
- Select IP on reactive material printing
- Select IP on binder jetting of superalloys and aluminum

Pre-Transaction
Post-Transaction
370+
Desktop Metal
1.8x
650+
Combined patents
Desktop Metal
+ ExOne

Desktop Metal
6

Combined patentsCombined patents

Customer segmentation through Single Pass Jetting & Triple ACT

Desktop Metal

Single Pass Jetting™ on P-50

Sintered layer thickness	Throughput (e.g. volumetric output rate)
55 micron	12,000 cc/hr
…	…

ExOne

Triple ACT on X1 160Pro

- < 30 seconds per layer
- 800 x 500 x 400 mm
- 400 native DPI

POWDER
ULTRASONIC HOPPER
SPREADING ROLLER
COMPACTING ROLLER

Sintered layer thickness	Throughput (e.g. volumetric output rate)
50 micron	2,400 cc/hr
100 micron	4,800 cc/hr
200 micron	9,600 cc/hr

Key Benefits

Key Benefits

Desktop Metal

7

Meeting customers’ needs across speed, cost, resolution, and part size • ~3 seconds per layer• < 30 seconds per layer • 490 x 380 x 260 mm• 800 x 500 x 400 mm • 1200 native DPI• 400 native DPI 55 micron 12,000 cc/hr 50 micron 2,400 cc/hr … … 100 micron 4,800 cc/hr 200 micron 9,600 cc/hr • Lower part cost at mass production volumes• Customizable print parameters can be quickly tuned to new materials • > 4x throughput at equivalent sintered layer thickness• Larger build envelope offered

Leading metal AM portfolio across speed, cost, resolution, and part size

Turnkey Solutions		Mid-Volume Production Solutions		Mass Production Solutions	
ExOne InnoventPro	Desktop Metal Shop System™	ExOne X1 25Pro®	Desktop Metal Production System™ P-1	ExOne X1 160Pro™	Desktop Metal Production System™ P-50

+ DM Furnace + DM Software		+ DM Software		+ DM Software	
Throughput / Day [1]					
4 L / day	15 L / Day	21 L / Day	21 L / Day	57 L / Day	247 L / Day
Build Box Size					
3 L or 5 L	4 L – 16 L	25 L	1 L	160 L	48 L

- Complementary technology portfolios fill in the gaps between turnkey solutions and high-performance, mass production offerings
- Product portfolio combines throughput and flexibility to address the full spectrum of applications across speed, cost, resolution, and part size
- Opportunity to evolve ExOne offerings into more turnkey solutions through the addition of Desktop Metal proprietary front-end software (e.g. sintering simulation) and furnace technology
- Portfolio enables combined company to focus more on next frontiers of AM, including full process automation, quality control, and additional scale

Desktop Metal
8

4 L / day 15 L / Day 21 L / Day 21 L / Day 57 L / Day 247 L / Day 3 L or 5 L 4 L – 16 L 25 L 1 L 160 L 48 L •• • • 1. Assumes constant layer thickness of 50 microns (sintered) and 15 min turnaround time between prints.4 L / day 15 L / Day 21 L / Day 21 L / Day 57 L / Day 247 L / Day 3 L or 5 L 4 L – 16 L 25 L 1 L 160 L 48 L •• • • 1. Assumes constant layer thickness of 50 microns (sintered) and 15 min turnaround time between prints.

Accelerating the adoption of AM 2.0 for mass production

01

—

02

—

Accelerate materials innovation by leveraging combined materials engineering resources more efficiently.

03

—

Leverage combined portfolio of sand printing technologies and binders to accelerate adoption in digital castings market.

04

—

Complementary go-to-market efforts enhance customer reach and global support operations.

05

—

Margin accretion opportunity through optimization of manufacturing and supply chain efforts.

Desktop Metal

9

Increasing material choice for AM customers

Significant experience qualifying the same set of materials across DM and ExOne separately
225+
Qualified Materials
Desktop Metal
25+
metals and ceramics qualified and R&D
45+
metals and ceramics qualified and R&D
ExOne

- Opportunity to accelerate new material introductions by reducing redundant qualification efforts and leveraging the combined materials science expertise and binder technologies
  - Provide customers with more choice and address wider range of applications than on a standalone basis
  - Continue to grow combined materials science team and more efficiently collaborate for faster innovation
- ExOne adds 23 qualified materials to Desktop Metal's library, now approaching 250 materials
  - Additional 50+ materials under R&D across the combined companies

Desktop Metal
10

Significant experience qualifying the • same set of materials across DM and ExOne separately • • • • Potential to leverage combined metal materials portfolio across all binder jetting platformsSignificant experience qualifying the • same set of materials across DM and ExOne separately • • • • Potential to leverage combined metal materials portfolio across all binder jetting platforms

Accelerating the adoption of AM 2.0 for mass production

01

—

02

—

Accelerate materials innovation by leveraging combined materials engineering resources more efficiently.

03

—

Leverage combined portfolio of sand printing technologies and binders to accelerate adoption in digital castings market.

04

—

Complementary go-to-market efforts enhance customer reach and global support operations.

05

—

Margin accretion opportunity through optimization of manufacturing and supply chain efforts.

Desktop Metal

11

Increasing customer choice and offering an unmatched product portfolio in casting

Fewer than 5% of the more than 45,000 foundries globally uses 3D printing[1], with adoption constrained by current technology that is either too slow or too expensive.

As a result of the transaction, ExOne binders and materials would be available in more cost-effective form factors and Desktop Metal single pass technology could be leveraged across ExOne frames to increase productivity.

EnvisionTEC RAM System

—

RAM systems offer the lowest rate of upfront capex per build volume among comparable systems, with speeds up to 3 vertical inches per hour

ExOne Sand Systems (S-Max Pro)

—

ExOne premium sand systems, including the S-Max® Pro, offer strong part quality and a broad choice of binders and materials

Desktop Metal

12

1. Based on management estimates and data from Modern Casting’s 2021 Census of World Casting Production.1. Based on management estimates and data from Modern Casting’s 2021 Census of World Casting Production.

ExOne adds full digital casting workflows to Desktop Metal sand printing solutions

Desktop Metal

Turnkey digital manufacturing workflow for **Metal AM**

Sintering Simulation

Build Preparation

3D Printing via Binder Jetting

Depowdering & Sintering

Rigging / Riser Design, Fluid Flow & Solidification Simulation

95.00
90.00
85.00
80.00
75.00
70.00
60.00
50.00
40.00
30.00
25.00
20.00
15.00
10.00
5.00
30.00
30.00
Time, (h,m,s)
Filled volume, %
99.92
Liquid phase, %
91.93
Shrinkage, %
0.00

Build Preparation

3D Printing via Binder Jetting

Microwave & Automated Desanding

ExOne

Turnkey digital manufacturing workflow for **Sand AM**

Desktop Metal
13

Turnkey digital manufacturing workflow for Sintering Build 3D Printing via Depowdering Simulation Preparation Binder Jetting & Sintering Build 3D Printing via Microwave Rigging / Riser Design, Preparation Binder Jetting & Automated Desanding Fluid Flow & Solidification Simulation Turnkey digital manufacturing workflow for Turnkey digital manufacturing workflow for Sintering Build 3D Printing via Depowdering Simulation Preparation Binder Jetting & Sintering Build 3D Printing via Microwave Rigging / Riser Design, Preparation Binder Jetting & Automated Desanding Fluid Flow & Solidification Simulation Turnkey digital manufacturing workflow for

Underserved opportunity in large format 3D printed tooling increases addressable market

Continuous fiber composites tooling

- Leverages ExOne proprietary binders that remain water soluble up to 180 °C
- 3D printed using inexpensive silica or ceramic sand on large format printers
- Easily removed from final components using only tap water – no chemicals necessary
- Sand can be reclaimed and recycled for sustainable re-use.

AM Clad® Tooling

- Leverage patented infiltration and coating processes for 3D printed sand components
- Withstand high temperatures for hundreds of cycles and reduce lead times with up to 30-50% cost savings
- Ideal for composite layup molding, vacuum forming, sheet metal stamping, and more
- End-use applications in affordable, durable and large designs for outdoor installation

Desktop Metal
14

TBU – Images next page •••• ••••TBU – Images next page •••• ••••

Accelerating the adoption of AM 2.0 for mass production

01

—

02

—

Accelerate materials innovation by leveraging combined materials engineering resources more efficiently.

03

—

Leverage combined portfolio of sand printing technologies and binders to accelerate adoption in digital castings market.

04

—

Complementary go-to-market efforts enhance customer reach and global support operations.

05

—

Margin accretion opportunity through optimization of manufacturing and supply chain efforts.

Desktop Metal.

15

Complementary go-to-market efforts enhance customer reach

- ExOne's direct sales force supplements Desktop Metal's channel-first philosophy
  - Combination yields wider array of products at ASPs below ~$400K - $500K to promote through distribution network
  - Products at higher ASPs with longer sales cycles are well-suited to direct selling that leverages channel partners for lead generation
- More robust global installation & support services across portfolio from entry-level to mass production solutions
- Large existing install base of metal and sand printers for cross-sell and upsell opportunities (including Desktop Metal's photopolymer solutions)

Combined global distribution network & direct sales force

200+	20	65+
Channel Partners	Direct Sales Reps	Countries

Desktop Metal channel coverage
ExOne locations

Desktop Metal
16

• • • • •

Growing, high-value funded R&D business drives new materials and applications

AM system sales
Funded R&D contracts
New materials & applications

- Large growth opportunity for R&D contract business across commercial and government customer base
- Leverage world-class materials science and application development infrastructure across full product portfolio
- Drives development of new materials and array of applications
- Resource-efficient method for generating leads and expanding addressable market
- Diversification through additional revenue stream

Selected government R&D contracts

NCDMM – National Center for Defense Manufacturing and Machining	Digitally connected supply chain for 4130 steel alloy parts to accelerate on-demand production of critical parts
U.S. Air Force	Qualify AF-9628, a high-strength steel developed by the Air Force for parts 20% stronger than conventional AM alloys at lower costs
U.S. Department of Energy; Oak Ridge National Laboratory; Lawrence Livermore National Laboratory	Multi-year contract to design and produce high-temperature ceramic heat exchanger with first-of-its-kind material and architecture

Desktop Metal
17

Digitally connected supply chain for 4130 steel alloy parts to accelerate on-demand production of critical parts Qualify AF-9628, a high-strength steel developed by the Air Force for parts 20% stronger than conventional AM alloys at lower costs •• • Multi-year contract to design and produce high-temperature ceramic • heat exchanger with first-of-its-kind • material and architectureDigitally connected supply chain for 4130 steel alloy parts to accelerate on-demand production of critical parts Qualify AF-9628, a high-strength steel developed by the Air Force for parts 20% stronger than conventional AM alloys at lower costs •• • Multi-year contract to design and produce high-temperature ceramic • heat exchanger with first-of-its-kind • material and architecture

Accelerating the adoption of AM 2.0 for mass production

01

—

02

—

Accelerate materials innovation by leveraging combined materials engineering resources more efficiently.

03

—

Leverage combined portfolio of sand printing technologies and binders to accelerate adoption in digital castings market.

04

—

Complementary go-to-market efforts enhance customer reach and global support operations.

05

—

Margin accretion opportunity through optimization of manufacturing and supply chain efforts.

Desktop Metal

18

Opportunity to realize significant cost savings through optimizing manufacturing & supply chain

Desktop Metal
Third-party manufacturing

ExOne
In-house manufacturing

Driving Manufacturing Excellence

01
Optimize manufacturing across third-party and in-house resources to improve cost structures and realize gross margin accretion

02
Acquisition yields larger scale to drive down costs across systems and materials + improved fixed overhead absorption

03
Meaningful future synergy opportunities across the organization

Desktop Metal
19

Third-party manufacturing • Enables low-cost architectures for turnkey solutions sold through distribution network • Provides inventory for shipping products to customers with low lead-times In-house manufacturing • World-class facilities in Germany with capacity and expertise to produce large frame systems • Well-suited to more complex and higher BOM cost, multi-component systemsThird-party manufacturing • Enables low-cost architectures for turnkey solutions sold through distribution network • Provides inventory for shipping products to customers with low lead-times In-house manufacturing • World-class facilities in Germany with capacity and expertise to produce large frame systems • Well-suited to more complex and higher BOM cost, multi-component systems

Transaction overview

Transaction Consideration	• ExOne shareholders will receive $8.50 in cash consideration and $17.00 in share consideration of Desktop Metal common stock for each ExOne share, for a total consideration of $25.50, representing a transaction value of $575 million, consisting of $192 million in cash and $383 million in shares of Desktop Metal common stock • The share consideration component is subject to an exchange ratio adjustment if Desktop Metal's 20-day VWAP 3 days prior to closing is between $7.94 and $9.70. If the 20-day VWAP exceeds the higher end of that range, the exchange ratio will be fixed at 1.7522 per share, and if the 20-day VWAP goes below the lower end of that range, the exchange ratio will be fixed at 2.1416 per share
Transaction Support	• Kent Rockwell (ExOne's Chairman of the Board of Directors, former CEO, and largest shareholder) has stated his full support of the transaction, which ExOne's Board has recommended unanimously, and his intention to vote all of his shares in accordance with the Board's recommendation
Anticipated Transaction Close	• Anticipated to close in Q4 2021 • Subject to approval of ExOne shareholders • Subject to satisfaction of customary closing conditions, including applicable regulatory approvals

Desktop Metal
20

Exhibit 99.2

Confidential

Q2 2021 DESKTOP METAL EARNINGS &

ACQUISITION OF EXONE CALLTRANSCRIPT

August 11, 2021

Jay Gentzkow

Thank you, and thanks to everyone for joining this afternoon’s call. With me today are Ric Fulop, CEO, Chairman, and Founder of Desktop Metal; James Haley, CFO of Desktop Metal; ExOne’s CEO, John Hartner, and ExOne’s CFO, Doug Zemba.

Please note that Desktop Metal’s two press releases and two presentations referred to on this call are available under the Events & Presentations section of our Investor Relations website. This call is also being webcast live, with a link at the same Investor Relations website. The webcast and the accompanying slides will be available for replay for 12 months following this call. The content of today’s call is the property of Desktop Metal. It cannot be reproduced or transcribed without our prior consent.

Before we begin, I would like to refer you to our Safe Harbor disclaimer on slide 2 of the Desktop Metal presentation and slide 2 of the acquisition presentation. Today’s call will include forward-looking statements. These forward-looking statements reflect Desktop Metal’s and ExOne’s views and expectations only as of today, August 11, 2021, and actual results may vary materially based on a number of risks and uncertainties. For more information about the risks that may impact Desktop Metal’s and ExOne’s business, financial results, and the proposed acquisition discussed on this call, please refer to the risk factors section of the Form 8-Ks filed today with respect to the acquisition, each company’s Form 10-Q filed today and their respective other filings with the SEC. Neither Desktop Metal nor ExOne assumes any obligation to update the forward-looking statements.

Additionally, during this presentation or the following Q&A session, both Desktop Metal and ExOne may refer to non-GAAP measures. These measures are intended to supplement, but not substitute, for performance measures calculated in accordance with GAAP. Each company’s financial results release contains the financial and other quantitative information to be discussed today, as well as a reconciliation of the GAAP to non-GAAP measures.

With that, it’s my pleasure to turn the call over to Ric Fulop, CEO and Founder of Desktop Metal.

Ric Fulop

Thank you, Jay. Good afternoon and thank you for joining Desktop Metal’s second quarter 2021 financial results call.

As you may have seen, we announced a major transaction this afternoon for the additive manufacturing industry: Desktop Metal has entered into a definitive agreement to acquire ExOne. I’m here with ExOne’s CEO, John Hartner, and before we discuss the transaction and the strategic rationale, we’ll each briefly review our independent second quarter results, starting with Desktop Metal.

Confidential

I’m very proud of our team’s efforts in the quarter — the company is firing on all cylinders. We delivered strong revenue growth, meaningfully expanded gross margins, and executed on a number of exciting developments. And we’ve made rapid progress delivering on our vision to accelerate the adoption of AM 2.0.

I will start the quarterly review on slide 3 of the presentation with a few financial highlights. Revenue growth accelerated in the quarter to $19 million, a sequential increase of 68% over first quarter 2021, and more than 750% over second quarter 2020. We also generated strong gross margin expansion as non-GAAP gross margins increased to 25% in the quarter, up from 5% in Q1, representing a 1,950 basis point sequential increase.

Moving to this quarter’s business highlights, we saw another quarter of acceleration in our customer install base with new customer additions increasing 44% sequentially from the first quarter 2021. This included strong growth in our metals business with solid contributions from Production System P-1, Shop System, and Studio System 2. As a quick update, our team is hard at work putting the final touches on the Production System P-50 and we continue to track towards beginning shipments in the fourth quarter of this year. We also continue to grow our materials library to enable an expanding set of applications for our customers. A few additions to highlight include cobalt chrome, titanium Ti64, 4140 low-alloy steel, and 316L stainless steel in metals, and Flexcera Base and Smile for our EnvisionTEC systems. Our Forust offering, which we announced last quarter, has exceeded all expectations and is experiencing overwhelming demand. We continue to develop and scale this solution to meet the opportunity, and we’re thrilled by the early response. In July, we acquired two early stage companies we’re very excited about — Aerosint and Beacon Bio. I’ll touch on each of these transactions in more detail later in the presentation. The Desktop Health team continues their strong momentum, with the dental business seeing another quarter of significant growth. And finally, we closed the acquisition of Adaptive3D this quarter, and we’re seeing fantastic demand as we bring Adaptive’s best-in-class elastomers to market alongside our EnvisionTEC platforms like the Xtreme 8K.

Moving to slide 4, our metals business had a fantastic quarter as new customer additions more-than-doubled from the first quarter of this year. That includes broad acceleration across Production System P-1, Shop System, and Studio System 2 shipments. The P-1 in particular was a standout with very strong quarter-over-quarter growth. We have our best people focused on deploying the Production System P-50, and we are on track to begin shipments in the fourth quarter of this year. We look forward to providing more color around customer response and use-cases once we get those systems out in the field.

We also continue to grow our metals materials library with multiple additions. We are the first to commercialize Titanium Ti64 for bound metal, making DM the only company to make Ti64 available in an accessible, turnkey printing form factor with fantastic mechanical properties, including better than wrought elongation. We also are the first and only company to qualify 4140 low-alloy steel for binder jetting — this is a real workhorse material, one of the highest demand alloys with applications across consumer products, automotive, and other mechanical components. And we also qualified 316L stainless steel on the Production System, a material well-suited for demanding industrial applications.

Confidential

As I mentioned earlier, on the M&A front, we acquired Aerosint — an early-stage company that is pioneering multi-material printing for additive manufacturing. Today, businesses print individual parts or components out of single materials, but in the future, they will increasingly look to print full products that are composed of multiple materials. Aerosint’s patented powder deposition process selectively deposits two or more powders to form a single, thin powder layer containing multiple materials. As the only high-throughput, multi-material powder recoating system in the market, Aerosint’s technology unlocks an exciting range of new applications for AM, including local optimization of mechanical properties, such as wear resistance or vibration dampening, and improvement of chemical and physical properties, such as thermal and electrical conductivity, corrosion resistance, or aesthetics.

We look forward to partnering with our new colleagues at Aerosint to industrialize and mature this technology, and integrate it into upcoming Desktop Metal binder jetting products over the next several years. We are also excited to support Aerosint in their ongoing independent efforts with their existing partners, and to leverage DM’s scale, distribution, and industry-leading technology portfolio to capture new market opportunities. The future of AM is going to be multi-material printing, and Aerosint is a great addition and core technology that will enable us to grow the capabilities of our AM 2.0 solutions over time.

Turning to slide 5 on the left side of the page, the Desktop Health business also continues to build positive momentum. Mike Jafar is putting together an extensive healthcare team that includes leaders across disciplines to progress a number of compelling products currently under development. We are continuing to experience positive traction in the dental business, with another quarter of rapid growth, giving us confidence this team can deliver additional solutions to supplement our industrial business and accelerate the growth of DM overall. We believe dental is beginning to enter the steep part of the adoption curve, and most parts used in dentistry should be printable this decade.

This week, Desktop Health also announced the expansion of their dental technology portfolio with the qualification of cobalt chrome on the Shop System. The dental community will now be able to leverage the full capabilities of high-speed metal binder jetting, including faster and more cost-effective production of bridges, crowns, partial dentures, and more.

Also in the quarter, Desktop Health completed CE certification for our Flexcera Base and Smile resins and received FDA clearance for Class II permanent indications with Flexcera Base. Together, Flexcera Base and Smile enable next-generation digital dentures and same day full arch implant procedures. Flexcera solutions sold out within the first four weeks of launch, and we’re adding capacity to meet the robust demand.

We’re highlighting another acquisition that we’re very excited about on the right side of the page. This is a small company called Beacon Bio that was spun out of Harvard University. They have developed a promising new material that can be printed on our 3D Bioplotter systems and has the potential for use in repairing damaged eardrums. The Phonograft device printed using this material is analogous to Lasik vision correction, except it is intended for individuals who have hearing deficiencies and wear hearing aids, or who have experienced eardrum perforations, which occur in about 30 million people annually worldwide. Phonograft technology promotes eardrum repair while decreasing patient procedure times through a minimally invasive procedure. We expect Phonograft will improve patient hearing outcomes by leveraging the body’s natural regenerative processes, as the biodegradable graft material is slowly replaced by native tissue over time. This exciting technology is in advanced-stage R&D, and the team at Desktop Health intends to conduct additional preclinical studies and pursue FDA review with the goal of delivering a solution to the market within 24 months.

Confidential

We believe PhonoGraft and the associated biodegradable elastomer materials, coupled with our leading biofabrication 3D printing solutions, is a true platform technology with tremendous potential across a wider range of high-value healthcare applications in soft tissue – from cardiovascular to neuronal grafts to plastic surgery. Consistent with our broader strategy, we’re excited to own the full value chain for these devices and bring them to the market. It’s still early days for this technology, but this acquisition marks the beginning of our journey to advance patient-specific medicine through additive manufacturing.

Finally on slide 6, we saw another quarter of increasing customer adoption across materials as new customer additions increased 44% sequentially from first quarter 2021. The left side of this slide shows a number of our customers that range from large brands to small companies, with minimal account concentration. And highlighting two interesting customers on the right side of the slide, Christian Tse is a well-recognized jewelry designer and manufacturer using the Production System P-1 to develop several private-label products to supply a variety of the leading luxury and jewelry brands. Christian is leveraged the P-1 to print precious metal rings at rapid rates of up to 50-70 in under two hours, making it a game-changer for his manufacturing strategy. The second customer we are highlighting is Poral — a precision metal parts manufacturer in Europe that utilizes Shop System to produce complex metal parts across a range of applications including automotive, aerospace, and more. The Shop System’s binder jetting technology enables Poral to improve design flexibility and mass produce parts sustainability, while eliminating tooling costs.

With that, I would like to turn the call over to our CFO, James Haley for his review of the second quarter financial highlights. James?

James Haley, CFO of Desktop Metal

Thanks Ric.

Starting on slide 8, you will see a summary of our financial performance for the second quarter of 2021. Please note, we will be referring to several financial metrics on a Non-GAAP basis. Reconciliation to GAAP data is included in the filed appendix.

Consolidated revenue for the quarter was $19 million, up 68% sequentially from $11.3 million in the first quarter 2021, and also up 767% from the second quarter of 2020. The acceleration was due to an increase in our metal product shipments, specifically Production System P-1’s, Shop Systems, and Studio System 2s, as well as strong contribution from EnvisionTEC photopolymer products and consumables.

Non-GAAP gross margin showed material improvement, increasing to 25% for the quarter, implying a 1,950 basis point improvement over first quarter 2021. Gross margin expansion in the quarter was primarily driven by operating leverage as revenue continued to scale across overhead costs, as well as product mix toward higher ASP sales, such as our metal systems.

Confidential

Adjusted EBITDA for the second quarter of 2021 was negative $24.5 million versus negative $20.6 million in the second quarter of 2020. The year-over-year Adjusted EBITDA decline was primarily due to increased expenses related to operating as a public company, investments in our core business, and contributions from acquisitions.

We grew the Desktop Metal team to over 500 employees today, up from 171 in August of last year, as we build the company to execute on our strategic vision.

We ended the quarter well-capitalized, with $515 million in cash, cash equivalents, and short-term investments as of June 30, 2021.

And finally, moving to our guidance.

We are reiterating our expectation to generate revenue in excess of $100 million for the full year 2021, excluding the effects of acquiring ExOne, which we will discuss later in the call. We continue to plan to exit the year with an annualized run rate of approximately $160 million, and expect to see continued sequential quarterly growth throughout 2021.

We are updating our adjusted EBITDA outlook to be in the range of negative $70 to $80 million, again excluding the effects of acquiring ExOne. This updated guidance primarily reflects expected 2021 operating losses from recent acquisitions.

With that, I will turn the call back over to Ric.

Ric Fulop

Thank you, James.

Overall, I’m very proud of the execution from the team in the first half of this year as we’ve meaningfully ramped the business from an operational perspective. And another quarter of outsized revenue growth and expanding gross margins validates the direction we are positioning Desktop Metal. We are building a great company focused on our vision of accelerating the adoption of AM 2.0 and capturing double digit share over the next decade, and I’m excited about the continued momentum and direction of the business.

At this time, I’d like to hand the call over to John to give him an opportunity to review ExOne’s second quarter results prior to discussing the acquisition… John?

John Hartner

Thank you Ric.

Confidential

Good afternoon everybody. I wanted to briefly share my overall views of this proposed merger as well as cover some of the highlights of an outstanding Q2 that ExOne just reported.

Firstly I am very excited for this combination which I believe will dramatically accelerate the adoption of production metal additive manufacturing. ExOne being the pioneer in binder jetting has always viewed it as the most scalable, flexible and cost-effective technology for metal whether it is printed or poured. Strong entrants like Desktop Metal have encouraged us all to get better, yet still mass adoption has lagged expectations. This combination brings together two of the industry’s leaders that combined will solve customers’ challenges faster and bring the reality of production metal additive forward by years. So I am excited for our customers, our investors, our team members, and the whole industry.

Now for ExOne’s Q2 results.

We achieved record second quarter revenue - the highest level of recurring revenue and the largest backlog in the company’s history. It was a great quarter and reflected the success of our strategy. I am proud of the team across the board and particularly excited about the continued growth in recurring revenues.

Our record second quarter revenue of $18.8 million, reflects a 69% growth from our second quarter performance in 2020. The increase was driven by higher revenues from 3D printing machines and strong growth in recurring revenue, which was primarily from an increase in consumable materials. There was also a significant increase in revenue from funded research and development arrangements linked to our Production Adoption Model.

From a geographical perspective we grew in all regions but the Asian and Americas region really drove that growth with a combined 92% increase year on year.

Recurring revenue rose 2% sequentially and 34% year-on-year to $8.3 million in Q2, demonstrating success from our strategic initiatives in this area.

Backlog of $48.7 million increased 27% year over year and 2% sequentially. New orders remain strong while execution on installations continues to improve. During the second quarter, we progressed on both remote installations and getting people on the ground around the world. We are pleased to have executed well during the quarter and believe we continue to have a strong backlog and new orders which will support our future growth.

Shifting to margins – for the second quarter 2021, we recorded gross margins of 26%, a sequential increase, but compared to a 27.8% second quarter of 2020. The decrease was primarily due to the continued impact of operating inefficiencies and challenges driven by the COVID-19 operating environment and resulting higher input costs.

For the second quarter, our total operating expenses increased to $10.2 million compared to $6.9 million in the prior year period. This is consistent with our plan to support our growth.

Moving to the balance sheet. Cash, cash equivalents and restricted cash as of June 30, 2021, decreased to $129.5 million from $138.3 million at March 31, 2021. The decrease was driven by cash outflows from operations of $7.3 million mostly due to our net loss and net cash outflows from working capital changes driven by increased inventories to support expanded contractual backlog.

Confidential

In conclusion, I am very proud of what ExOne has and will accomplish to move binder jetting ahead. We’re very optimistic about our position in the market and believe this combination will truly accelerate additive manufacturing and transition of traditional manufacturing to a more sustainable future.

With that, I’ll now turn the call back over to Ric who will share more of the details about this game changing merger.

Ric Fulop

Thanks John.

I’d now like to refer you to the separate set of slides we posted today referencing the acquisition under the Events & Presentations section of DM’s Investor Relations website. In addition to a fantastic quarter, we are thrilled to discuss a landmark moment for Desktop Metal and the AM industry as a whole. We’re announcing today that we have signed a definitive agreement to acquire ExOne.

This transaction cements Desktop Metal’s leadership in additive manufacturing for mass production. We really believe this transaction will encourage and radically accelerate the adoption of AM for high-volume applications by offering our customers a more comprehensive and targeted set of solutions that combine the best of both companies, especially across the printing of end-use parts in metals and technical ceramics as well as cores and molds for digital castings.

For our shareholders who may not be aware of ExOne, ExOne was one of the first companies that developed and commercialized binder jet technology spun out of MIT that was originally invented by one of Desktop Metal’s co-founders, Ely Sachs. Most of ExOne’s products use sequential binder jetting compared to our Single Pass Jetting technology, which offers higher throughput. However, ExOne has a great portfolio and a number of assets that are attractive and complementary to our own product portfolio, and I’ll talk about these in further detail as we go through the presentation. The Company is a leader in printing of digital castings, an opportunity with less than 5% penetration, and it holds a strong position in direct metal printing and ceramics printing. ExOne’s installed base is now approaching 500 systems. These are used for volume production and an estimated 28 million parts were printed across ExOne’s customer sites and adoption centers in the past year. They have more than 45 materials either qualified or in R&D. That includes single alloy metals, metal matrix composites, technical ceramics, and materials for digital castings such as printed molds and cores. The company has a strong and growing backlog that stands at $49 million as of June, and as John just discussed, they did $32 million of revenue in the first half of the year. That’s 30% growth over the year, and 44% sequential growth from Q1 to Q2. And this is a company that grew about 11% amid COVID lockdowns in 2020, unlike many other companies in the 3D printing industry that flatlined or contracted during COVID.

Taking a step back, I’d like to remind everyone of how we think about acquisitions in the context of our growth strategy. We are focused on developing three primary areas of the business in order to reach a double digit share in additive over the next decade. Print platforms for mass production, recurring revenue via materials that enable key applications, and parts for killers apps for additive with high-margins. ExOne checks each of these boxes.

Confidential

Turning to slide 5, there are five key points that underpin this transaction, which we ultimately believe will accelerate the adoption of AM 2.0 for mass production.

First, this combination creates a leading metal additive manufacturing portfolio across speed, cost, resolution, and part size. Second, we believe this will accelerate the rate at which we can introduce new materials to the market to meet customer demand. Third, we see an opportunity to leverage ExOne sand 3D printing technologies in combination with DM’s low-cost hardware to make digital casting more accessible and lower cost for our customers. Fourth, our complementary go-to-market and support efforts will enhance our combined ability to reach more customers and provide more effective global support. And finally, there are significant opportunities to optimize our combined manufacturing and supply chain efforts to yield margin improvements over time alongside product enhancements that will allow us to attract more customers.

Highlighting that first point on slide 6 - a key element of this transaction is the fact that overnight, we roughly doubled our IP portfolio to well over 600 patents issued or pending, including the largest portfolio of binder jetting IP in the market. We’ve highlighted some of those key patents and capabilities that I think are going to help drive adoption of AM by customers.

ExOne’s technology also provides us with the ability to more effectively target our customers’ specific use cases. On slide 7, starting with our core technologies in metal - we each leverage variations on binder jetting. Desktop Metal offers Single Pass Jetting (or SPJ) and ExOne offers a process they call Triple Advanced Compaction Technology (or Triple ACT), which is a sequential binder jetting technology that requires multiple passes over a bed to achieve equivalent resolution. As a result, SPJ is faster on a per layer basis, roughly 3 seconds per layer on our Production System P-50 vs. 30 seconds for Triple ACT on the X1 160Pro. The throughput of these technologies is primarily a function of layer thickness, so when you benchmark them on an apples-to-apples basis, SPJ can achieve several times the throughput of Triple ACT. However, ExOne’s Triple ACT has several alternative benefits that customers may value for their applications. In particular, it is a very flexible technology and can easily be tuned to new materials. By placing both technologies under a single roof, we can more effectively provide the best solution to address each customers’ specific needs. The reality is that not all customers need to produce hundreds or thousands of parts per hour at the lowest achievable part cost. In fact, to achieve these operating economics, systems with SPJ require more upfront capex than those using Triple ACT. So in some markets where customers may require a larger build bed or lower volumes, Triple ACT is a fantastic technology, and in other high-volume markets, like consumer electronics or automotive, SPJ may be the best option for the most cost-effective production. So they’re really complementary technologies, and combining them into a single portfolio provides customers with the flexibility to optimize production based on their specific application needs and the ability to bring the strengths of each technology to meet their future demands. The bottom line is that with both of these technologies under the Desktop Metal umbrella, our portfolio as a whole is significantly more competitive within the broader metal AM industry and will allow us to attract more customers away from conventional manufacturing processes.

Confidential

The breadth of our combined product portfolio in metals is illustrated well on this next slide, where you can see how our combined portfolio can take customers all the way from turnkey to mass production, providing anywhere from 4 liters of throughput per day to almost 250. One of the biggest benefits of this deal is that our product portfolios and go-to-market strategies are complementary, so ExOne’s offerings will fill the gaps between Desktop Metal solutions. Even where the throughputs are similar, there are differences in build volumes and vice versa. This acquisition creates a product line-up that combines throughput and flexibility and allows us to address the full spectrum of applications across speed, cost, resolution, and part size. I’m also particularly excited about the opportunity to evolve ExOne’s products into more turnkey solutions. At DM, we believe fragmentation between software, hardware, and materials has held back adoption of AM. This fragmentation has often resulted in an inability to achieve part success or high yields quickly without significant development cycles. With our world-class front-end software tools that include proprietary sinter simulation and build prep solutions as well as our proprietary and mass-produced furnace technology, which we have developed entirely in-house, we believe we can evolve a subset of ExOne’s products into more turnkey solutions that will make them easier for customers to adopt and take into production. And while we will continue to focus on maturing and evolving our core SPJ and Triple ACT technologies, this combination will allow us to focus more on the next frontiers of AM to make it more accessible to larger industrial customers, including full process automation, quality control, and additional scale.

Turning to slide 10. In manufacturing, materials are what drive applications and the adoption of new technologies. So supporting more materials and better material properties are critical to driving adoption. To that end, we think this deal will be really great for both Desktop Metal customers and for the AM industry as it will increase customer choice and the number of applications enabled by our platforms. DM has a leading portfolio of over 225 materials across metals, ceramics, wood, elastomers and carbon fiber composites and we have an additional 25+ materials in R&D and on our roadmap. Of that list of qualified and R&D materials, just under 30 are metals and ceramics for binder jetting and the rest are in bound metal and photopolymers. As a result of decades-long investment at ExOne, they have an extensive list of more than 45 materials for binder jetting comprised of 23 qualified materials across metals, metal composites, ceramics, and sand and over 20 additional materials in various stages of R&D. Between our two companies, we have scientists working on qualifying related materials, so by joining these teams we will be able to nearly double our horsepower here and multiply the number of materials available for our product portfolios in a shorter time frame, in particular those specialty or proprietary alloys requested by customers, that we otherwise may not have approached independently due to lack of resources. We believe this transaction is going to increase the number of materials available to our customers, and that’s really exciting. Even as currently constructed, acquiring ExOne will bring Desktop Metal’s portfolio of qualified materials to nearly 250, and I think this will lead to significant value for our customers in the long run. The more materials available, the greater the adoption of AM.

Moving on to slide 12, ExOne has earned a leadership position in digital casting, also known as sand 3D printing. They’ve provided binder jetting solutions to casting businesses longer than anybody else and the adoption of their solutions continues to grow at a good clip. Overall though, additive manufacturing has achieved less than 5% penetration into the more than 45,000 foundries around the world. AM adoption has been limited by the cost of the equipment, and as casting has shifted overseas, there’s been a huge push to develop more entry-level and cost-effective AM systems. Our new RAM systems acquired through EnvisionTEC address this need, however we are still in the process of maturing this unique, low-cost platform. In partnership with ExOne, which has mature, high-performance offerings in this space, we think we can work together to, on one hand, improve productivity through single pass technology, and on the other hand, develop our low-cost solutions through ExOne’s proprietary binders and materials, making them more attractive to a broader set of customers for whom sand printing has mostly remained out of reach.

Confidential

Turning now to slide 13, we’ve spoken in the past about our software capabilities and our in-house sintering technology. Together these enable turnkey digital workflows for metal AM that takes customers all the way from initial design to final metal part, and we’re excited to bring some of these capabilities to the ExOne platforms we will acquire. ExOne has similar, mature capabilities within sand 3D printing that enable full digital workflows for casting applications. This includes not only significant expertise in design and simulation from a software perspective, but also hardware innovations such as automated de-sanding equipment for large format sand printers. Their digital casting business is best-in-class and utilized at scale throughout the industry, and we look forward to leveraging these capabilities in conjunction with our RAM systems to make low-cost sand 3D printing more robust and accessible to help grow this market.

Moving to slide 14, we also see an interesting growth opportunity in new markets for large format tooling, where ExOne has the most advanced solutions in the market. In addition to their 420i tooling material, they have a low cost composite tooling technology enabled by proprietary binders. You can print large format sand tools at high-speeds, lay-up composite continuous carbon fiber prepreg or tape around the tool, and then dissolve the tool using only tap water to obtain your part. It’s a fantastic technology with a lot of potential. We also see a huge opportunity around their new AMClad technologies which use a patented infiltration technique to create durable tools for processes such as vacuum forming. And this technology has applications for end-use parts as well, such as outdoor architectural and design elements where the durability and customizable surface finish are key.

Let me focus now on the go-to-market efforts for the combined company on slide 16. At DM we are a channel-first company. We utilize our unique distribution network to achieve broader access to the market at scale. It’s provided us with installation capabilities in over 65 countries through our fantastic partners. They are excellent at uncovering sales opportunities, but their sweet spot is transactions under roughly 450,000 dollars, where the products are more turnkey and have a faster sales cycle. A lot of the products that ExOne currently sells are above this price range, as is our Production System P-50, which has a relatively high ASP. Through this transaction our channel partners will gain additional products to monetize from ExOne’s more entry-level offerings, while we will add to our sales capacity on Production System offerings by leveraging ExOne’s highly complementary direct sales team members. Combined, I think that there’s a significant cross-selling synergy opportunity here. The combined company will also multiply the service capacity for our customers, including full-time and fully-trained reseller technicians, across the globe and across our product portfolio from entry-level to large format and mass production solutions.

Turning to slide 17, ExOne has a unique business around funded R&D contracts to develop high-value materials and applications for a variety of businesses, including the US government. For example, with the air force, they are developing a super high strength steel that is roughly 20% stronger than conventional AM alloys. They’ve also got a very good relationship with leading national labs including Lawrence Livermore and Oak Ridge. The team focused on creating these opportunities and developing special materials is world-class - in particular, because a lot of their developments have dual-use. While these projects help our nation solve strategic problems, they also open up frontiers for the industry and enable application discovery within commercial businesses that drive incremental AM system sales and

Confidential

additional funded R&D business. So we’re very excited to bring this infrastructure in-house to Desktop Metal, where we can leverage their expertise across a wider product and technology portfolio to drive growth and create additional self-funded revenue streams. I want to recognize the team at ExOne that has led this effort, in particular Rick Lucas, who has done an incredible job driving the tip of the spear when it comes to materials for AM. This is a really unique asset and high-value team that we are bringing on as part of the transaction.

That brings us to our final point on slide 19, which speaks to the financial and operational considerations of the transaction. We see a great opportunity through this combination to optimize our manufacturing and supply chain efforts. Desktop Metal has historically leveraged a third party contract manufacturing model which requires significant upfront engineering investment, but enables low-cost architectures for our high-volume turnkey solutions and quick turnaround times for shipping product to customers. It’s a great model to help make AM systems more accessible to a wider set of customers. Conversely, ExOne’s manufacturing model is quite complementary, where they perform assembly and testing in-house, which is well-suited to the higher BOM and larger, more complex systems that make up a good portion of their revenue, including systems like the S-Max Pro. We plan to leverage each of these models where they are best suited on a product-by-product basis to improve cost structures for the overall portfolio of the combined company. The acquisition will also result in additional scale that can be leveraged to drive down costs across systems and materials as well as drive fixed overhead absorption as we grow. Together, these and other future synergy possibilities across the organization represent a meaningful opportunity to realize gross margin accretion for the company and get to our long-term margin targets faster.

Before finishing up, I’ll provide a brief overview of the deal specifics on slide 20. Desktop Metal will acquire ExOne for $8.50 in cash and $17.00 in shares of Desktop Metal common stock, for a total consideration of $25.50, per share of ExOne, representing a transaction value of $575 million and an enterprise value of $447 million net of ExOne’s balance sheet cash. ExOne’s Chairman and largest shareholder, Kent Rockwell, has stated his full support for the transaction, which the ExOne board recommended unanimously, and his intention to vote all his shares in accordance with the Board’s recommendation. We expect this transaction to close in the fourth quarter of this year, subject ExOne shareholder approval and the satisfaction of regulatory approvals and other customer closing conditions.

For the sake of clarity on the transaction details, I did want to mention that the deal consideration is subject to the collar as described in the presentation on slide 20 and in the press release we issued regarding the transaction.

We strongly believe that Desktop Metal can increase choice and flexibility for AM customers through its acquisition of ExOne. We are excited to further cement our leadership in additive manufacturing for mass production, and we believe that ExOne’s complementary technologies and go-to-market efforts will help us accelerate the adoption of AM 2.0 across industries and business of all sizes.

And with that, let’s open it up for questions.

[Q&A Session]

Confidential

Ric Fulop

I want to thank everyone for joining the call, as well as John and Doug for joining me today. We’re very pleased with the momentum of DM in the quarter, and equally excited about our acquisition of ExOne. We are executing on our long-term vision to accelerate adoption of AM 2.0, and we look forward to updating you on our progress in upcoming calls.

Cautionary Note Regarding Forward Looking Statements:

This communication relates to a proposed business combination transaction between Desktop Metal, Inc. (“Desktop Metal”) and The ExOne Company (“ExOne”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts contained in this communication, including statements regarding the anticipated benefits of the proposed transaction, anticipated impact of the proposed transaction on Desktop Metal’s and ExOne’s future results of operations and financial position, the amount and timing of synergies from the proposed transaction, the anticipated closing date, and other aspects of Desktop Metal’s and ExOne’s operations or results, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this communication are only predictions. Each of Desktop Metal and ExOne has based these forward-looking statements on current information and their respective management’s current expectations and beliefs. These forward-looking statements speak only as of the date of this communication and are subject to a number risks and uncertainties, including, without limitation, the following: the impact of the COVID-19 pandemic on Desktop Metal’s and ExOne’s business, including their suppliers and customers; the effect of the transaction (or announcement thereof) on the ability of Desktop Metal or ExOne to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom they do business; risks that the transaction disrupts current plans and operations; the ability of Desktop Metal and ExOne to consummate the proposed transaction in a timely manner or at all, including the ability to secure regulatory approvals; impact to Desktop Metal’s business if the transaction is not consummated; successful integration of Desktop Metal’s and ExOne’s businesses and realization of synergies and benefits; the ability of Desktop Metal to implement business plans, forecasts and other expectations following the completion of the transaction; risk that actual performance and financial results following completion of the transaction differ from projected performance and results; and business disruption following the transaction. A more fulsome discussion of the risks related to the proposed transaction will be included in the proxy statement/prospectus. For additional information about other risks and uncertainties that could cause actual results of the transaction to differ materially from those described in the forward-looking statements in this communication of Desktop Metal’s business, financial condition, results of operations and prospects generally, please refer to Desktop Metal’s reports filed with the Securities Exchange Commission (“SEC”), including without limitation the “Risk Factors” and/or other information included in the Form 8-K to be filed by Desktop Metal in connection with the transaction, the

Confidential

Form 10-Q filed with the SEC on August 11, 2021 and such other reports as Desktop Metal has filed or may file with the SEC from time to time. For additional information about risks and uncertainties that may cause actual results of the transaction to differ materially from those described, please refer to ExOne’s reports filed with the SEC, including without limitation the “Risk Factors” and/or other information included in such reports. While the list of factors presented here is, and the list of factors presented in the proxy statement/prospectus will be considered representative, no such list should be considered to be a complete statement of all risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Except as required by applicable law, neither Desktop Metal nor ExOne will update any forward-looking statements to reflect new information, future events, changed circumstances or otherwise.

No Offer or Solicitation:

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It:

In connection with the proposed transaction, Desktop Metal intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement of ExOne and a prospectus with respect to shares of Desktop Metal’s common stock to be issued in the proposed transaction (the “proxy statement/prospectus”). INVESTORS AND SECURITY HOLDERS OF DESKTOP METAL AND EXONE ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The final proxy statement/prospectus will be mailed to stockholders of ExOne in connection with meeting to be held to request approval of the proposed transaction. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Desktop Metal at its website, ir.desktopmetal.com, or from ExOne at its website, investor.exone.com.

Participants in the Solicitation:

Desktop Metal, ExOne and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Desktop Metal’s participants is set forth in the proxy statement, filed June 17, 2021, for Desktop Metal’s 2021 annual meeting of stockholders as filed with the SEC on Schedule 14A and on certain of its Current Reports on Form 8-K. Information concerning ExOne’s participants is set forth in the proxy statement, filed April 1, 2021, for ExOne’s 2021 annual meeting of stockholders as filed with the SEC on Schedule 14A and on certain of its Current Reports on Form 8-K. Additional information regarding the interests of such participants in the solicitation of proxies, including direct and indirect interests, in respect of the proposed transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Confidential

[Q&A Session]

Ric Fulop

I want to thank everyone for joining the call, as well as John and Doug for joining me today. We’re very pleased with the momentum of DM in the quarter, and equally excited about our acquisition of ExOne. We are executing on our long-term vision to accelerate adoption of AM 2.0, and we look forward to updating you on our progress in upcoming calls.

Exhibit 99.3

Corrected Transcript

11-Aug-2021

Desktop Metal, Inc. (DM)

Q2 2021 Earnings Call

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Desktop Metal, Inc. (DM) Q2 2021 Earnings Call	Corrected Transcript 11-Aug-2021

CORPORATE PARTICIPANTS

Jay Gentzkow	James Haley
Vice President-Investor Relations, Desktop Metal, Inc.	Chief Financial Officer, Desktop Metal, Inc.

Ric Fulop	John F. Hartner
Chairman, Chief Executive Officer & Founder, Desktop Metal, Inc.	Chief Executive Officer & Director, The ExOne Company

OTHER PARTICIPANTS

Noelle C. Dilts	Josh Sullivan
Analyst, Stifel, Nicolaus & Co., Inc.	Analyst, The Benchmark Co. LLC

Shannon S. Cross	Sarkis Sherbetchyan
Analyst, Cross Research LLC	Analyst, B. Riley Securities, Inc.

Danny James Eggerichs
Analyst, Craig-Hallum Capital Group LLC

MANAGEMENT DISCUSSION SECTION

Operator: Good day and welcome to the Desktop Metal’s Second Quarter Earnings Conference Call. All participants will be in a listen-only mode. [Operator Instructions] After today’s presentation, there will be an opportunity to ask questions. [Operator Instructions] Please note this event is being recorded.

I would now like to turn the conference over to Jay Gentzkow. Please go ahead.

Jay Gentzkow

Vice President-Investor Relations, Desktop Metal, Inc.

Thank you. And thanks to everyone for joining this afternoon’s call. With me today are Ric Fulop, CEO, Chairman and Founder of Desktop Metal; James Haley, CFO of Desktop Metal; ExOne CEO, John Hartner; and ExOne CFO, Doug Zemba. Please note that Desktop Metal’s two press releases and two presentations referred to on this call are available under Events & Presentations section of our Investor Relations website. This call is also being webcast live, with the link at the same Investor Relations website. The webcast and the accompanying slides will be available for replay for 12 months following this call. The content of today’s call is the property of Desktop Metal. It cannot be reproduced or transcribed without our prior consent.

Before we begin, I would like to refer you to our Safe Harbor disclaimer on slide 2 on the Desktop Metal presentation and slide 2 of the acquisitions presentation.

Today’s call will include forward-looking statements. These forward-looking statements reflect Desktop Metal’s and ExOne’s views and expectations only as of today, August 11, 2021; and actual results may vary materially based on a number of risks and uncertainties. For more information about the risks that may impact Desktop Metal and ExOne’s businesses, financial results, and the proposed acquisition discussed on this call, please refer to the Risk Factors section of the Form 8-Ks filed today with respect to the acquisition, each company’s Form 10-Q filed today, and the respective other filings with SEC. Neither Desktop Metal’s nor ExOne assumes any obligation to update the forward-looking statements.

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Desktop Metal, Inc. (DM) Q2 2021 Earnings Call	Corrected Transcript 11-Aug-2021

Additionally, during this presentation of the following Q&A session, both Desktop Metal and ExOne may refer to non-GAAP measures. These measures are intended to supplement, but not substitute for performance measures calculated in accordance with GAAP. Each company’s financial results release contains the financial and other quantitative information to be discussed today, as well as a reconciliation of the GAAP to non-GAAP measures.

With that, it’s my pleasure to turn the call over to Ric Fulop, CEO and Founder of Desktop Metal.

Ric Fulop

Chairman, Chief Executive Officer & Founder, Desktop Metal, Inc.

Thank you, Jay. Good afternoon, and thank you for joining Desktop Metal’s second quarter 2021 financial results call. As you may have seen, we announced a major transaction this afternoon for the additive manufacturing industry. And Desktop Metal has entered into a definitive agreement to acquire ExOne. I’m here with ExOne CEO, John Hartner. And before we begin to discuss this transaction and the strategic rationale, we’ll each briefly review our independent second quarter results, starting with Desktop Metal.

I’m very proud of our team’s efforts in the quarter. The company is firing on all cylinders. We delivered a strong revenue growth, meaningfully expanded gross margins, and execute in a number of exciting developments. We’ve made rapid progress delivering on our vision to accelerate the adoption of additive manufacturing 2.0.

I’ll start with a quarterly review on slide 3 of the presentation, with a few financial highlights. Revenue growth accelerating in the quarter to $19 million, a sequential increase of 68% for the first quarter of 2021 and more than 750% over the second quarter of 2020. We also generated strong gross margin expansion, as non-GAAP gross margins increased to 25% in the quarter, up from 5% in Q1, representing 1,950 basis point sequential increase.

Moving to this quarter’s business highlights, we saw another quarter of acceleration in our customer installed base, with new customer additions increasing 44% sequentially from the first quarter of 2021. This included strong growth in our metals business with solid contributions from the Production System P-1, Shop System, and Studio System 2.

As a quick update, our team is hard at work putting the final touches on the Production System P-50, and we continue to track forward towards beginning shipments in the fourth quarter of this year. We also continue to grow our materials library to enable an expanding set of applications for our customers. A few additions to highlight include cobalt chrome, titanium Ti64, 4140 low-alloy steels, and 316 stainless steel and metals, and Flexcera Base and Smile for our EnvisionTEC systems.

Our Forust offering, which we announced last quarter, has exceeded all expectations and is experiencing overwhelming demand. We continue to develop and scale the solution to meet the opportunity, and we’re thrilled by the early response. In July, we acquired two early-stage companies that we’re very excited about, Aerosint and Beacon Bio. I’ll touch on each of these transactions in more detail later in the presentation. The Desktop Health team continues to see strong momentum, with the dental business seeing another quarter of significant growth. And finally, we closed the acquisition of Adaptive3D this quarter, and we’re seeing fantastic demand as we bring Adaptive’s best-in-class elastomers to market alongside our EnvisionTEC platforms like the Xtreme 8K.

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Desktop Metal, Inc. (DM) Q2 2021 Earnings Call	Corrected Transcript 11-Aug-2021

Moving to slide 4, our metals business had a fantastic quarter with new customer additions more than doubling from the first quarter of this year. That includes broad acceleration across the Production System P-1, Shop System, and Studio System 2 shipments. The P-1, in particular, was a standout with very strong quarter-over-quarter growth. We have our best people focused on deploying the production system P-50, and we’re very much on track to begin shipments in the fourth quarter of this year. We look forward to providing more color and customer response and use cases once we get those systems out in the field.

We also continue to grow our metals materials library with multiple additions. We’re the first company to commercialize titanium Ti64 for bound metal, making DM the only company to make Ti64 available in an accessible turnkey printing form factor with fantastic mature mechanical properties, including better than rod allegation.

We also are the first company to qualify 4140 low-alloy steel for binder jetting. This is a real workhorse material, one of the highest demand alloys with applications across consumer products, automotive, and other mechanical components. We also qualified 316L stainless on our production system and material is well suited for demanding industrial applications.

As I mentioned, earlier on the M&A front, we acquired Aerosint, an early-stage company that is pioneering multi-material printing for additive manufacturing. Today, businesses print individual parts or components out of single materials. But in the future, they will increasingly look to print whole products that are comprised of multiple materials. Aerosint patented part of the precision process, selectively deposits two or more powders to form a single thin powder layer containing multiple materials.

As the only high throughput multi-material recording system in the market, Aerosint’s technology unlocks well an exciting range of new applications for additive manufacturing, including local optimization of mechanical properties such as wear resistance or vibration dampening, and the improvement of chemical and physical properties such as thermal and electrical conductivity, corrosion resistance, or aesthetics.

We look forward to partnering with our new colleagues at Aerosint to industrialize and mature this technology and integrate it into upcoming Desktop Metal products over the next several years. We’re also excited to support Aerosint in their ongoing independent efforts with their existing partners and to leverage the DM scale distribution and industry-leading technology portfolio to capture new market opportunities. The future of AM is going to be multi-material printing, and Aerosint is a great addition in core technology that will allow us to grow capabilities of AM 2.0 solutions over time.

Turning to slide 5, on the left side of the page, Desktop Health business continues to build very positive momentum. Mike Jafar is putting together an extensive healthcare team that includes leaders across disciplines to progress a number of compelling products currently under development. We continued to experience positive traction in the dental business, with an early quarter of very rapid growth, giving us confidence this team can deliver additional solutions to supplement our industrial business and accelerate the growth of DM overall. We believe dental is beginning to enter the steep part of the adoption curve, and most parts used in dentistry should be printable this decade.

This week, Desktop Health also announced the expansion of the dental technology portfolio with the qualification of cobalt chrome on the Shop System. The dental community will now be able to leverage the full capabilities of high-speed metal binder jetting, including faster and more cost effective production of bridges, crowns, partials and more. Also in the quarter, Desktop Health completed CE Certification of our Flexcera Base and Smile resins and received the FDA clearance for Class 2 permanent indications for Flexcera Base. Together, Flexcera Base and Smile enable next-generation digital dentures in same day for large implant procedures. Flexcera Solutions sold out within the first four weeks of launch, and we’re adding capacity to meet our robust demand.

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Desktop Metal, Inc. (DM) Q2 2021 Earnings Call	Corrected Transcript 11-Aug-2021

We’re highlighting another acquisition that we’re very excited about on the right side of the page. This is a small company called Beacon Bio that was spun out of Harvard University. They’ve developed a promising new material that can be printed on our 3D Bioplotter systems and has potential for use in repairing damaged eardrums. The PhonoGraft device printed using this material is analogous to LASIK vision correction, except it’s intended for individuals who have hearing deficiencies and wear hearing aids or who have experienced eardrum perforations which occur in about 30 million people a year around the world.

PhonoGraft technology promotes eardrum repair while decreasing patient procedure times through a minimally invasive procedure. We expect PhonoGraft will improve patient hearing outcomes by leveraging the body’s natural regenerative processes as the biodegradable graft material is slowly replaced with native tissue over time. This exciting technology is in the advanced stages of R&D. And the team at Desktop Health intends to conduct additional preclinical studies and pursue FDA review with the goal of delivering a solution to the market within 24 months.

We believe PhonoGraft in the associated biodegradable elastomer materials, coupled with our leading biofabrication and 3D printing solutions, is a true platform technology with tremendous potential across a wider range of high-value healthcare applications in soft tissue from cardiovascular to neuronal grafts to plastic surgery. Consistent with our broader strategy, we’re excited to own the full value chain of these devices and bring them to the market. It’s still early days for this technology, but the acquisition marks the beginning of our journey to advance patient-specific medicine through additive manufacturing.

Finally, on slide 6, we saw another quarter of increasing customer adoption across materials as new customer additions increased 44% sequentially from the first quarter of 2021. The left side of this slide shows a number of customers that range from large brands to small companies with minimal account concentration. And highlighting two interesting customers in the right side of the slide, Christian Tse is a well-recognized jewelry designer and manufacturer using the Production System P-1 to develop several private label products to supply a variety of the leading luxury jewelry brands. Christian has leveraged the P-1 to print precious metal rings at rapid rates up to 50 to 70 in under two hours, making it a game-changer for his manufacturing strategy.

The second customer we’re highlighting is Poral, a precision metal parts manufacturer in Europe that utilizes the Shop System to produce complex metal parts across a range of applications, including automotive, aerospace and more. The Shop System’s binder jetting technology enables Poral to improve design flexibility in mass-produced parts sustainably, while eliminating tooling costs.

With that, I would like to turn the call over to our CFO, James Haley, for his review of the second quarter financial highlights. James?

James Haley

Chief Financial Officer, Desktop Metal, Inc.

Thanks, Ric. Starting on slide 8, you will see a summary of our financial performance for the second quarter of 2021. Please note we will be referring to several financial metrics on a non-GAAP basis. Reconciliation to GAAP data is included in the filed appendix.

Consolidated revenues for the quarter was $19 million, up 68% sequentially from $11.3 million in the first quarter of 2021 and also up 767% from the second quarter of 2020. The acceleration was due to an increase in our metal product shipments, specifically Production System P-1, Shop Systems and Studio System 2s as well as strong contribution from EnvisionTEC photopolymer products and consumables.

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Desktop Metal, Inc. (DM) Q2 2021 Earnings Call	Corrected Transcript 11-Aug-2021

Non-GAAP gross margin showed material improvements, increasing to 25% for the quarter, implying a 1,950 basis point improvement over the first quarter 2021. Gross margin expansion in the quarter was primarily driven by operating leverage as revenue continued to scale across overhead costs, as well as product mix toward higher ASP sales such as our metal systems.

Adjusted EBITDA for the second quarter of 2021 was negative $24.5 million versus negative $20.6 million in the second quarter 2020. The year-over-year adjusted EBITDA decline was primarily due to increased expenses related to operating as a public company, investments in our core business and contributions from acquisitions.

We grew the Desktop Metal team to over 500 employees today, up from 171 in August last year, as we build the company to execute on our strategic vision. We ended the quarter well-capitalized with $515 million in cash, cash equivalents and short-term investments as of June 30, 2021.

And finally, moving to our guidance, we are reiterating our expectation to generate revenue in excess of $100 million for the full year 2021, excluding the effects of acquiring ExOne, which we will discuss later in the call. We continue to plan to exit the year with an annualized run rate of approximately $160 million and expect to see continued sequential quarterly growth throughout 2021.

We are updating our adjusted EBITDA outlook to be in the range of negative $70 million to $80 million, again excluding the effects of acquiring ExOne. This updated guidance primarily reflects expected 2021 operating losses from recent acquisitions.

With that, I will turn the call back over to Ric.

Ric Fulop

Chairman, Chief Executive Officer & Founder, Desktop Metal, Inc.

Thank you, James. Overall, I’m very proud of the execution from the team in the first half of the year as we’ve meaningfully ramped the business from an operational perspective and another quarter of outsized revenue growth and expanded gross margins validates the direction we’re positioning Desktop Metal. We’re building a great company, focused on our vision of accelerating the adoption of AM 2.0 and capturing double-digit share over the next decade. And I’m excited about the continued momentum and direction of the business.

At this time, I’d like to hand over the call to John and give them an opportunity to review ExOne’s second quarter results prior to discussing the acquisition. John?

John F. Hartner

Chief Executive Officer & Director, The ExOne Company

Thank you, Ric. Good afternoon, everybody. I wanted to briefly share my views of this proposed merger as well as cover highlights of an outstanding Q2 that ExOne just reported. Firstly, I’m very excited about this combination, which I believe will dramatically accelerate the adoption of production metal additive manufacturing.

ExOne, being the pioneer in binder jetting, has always viewed binder jetting as the most scalable, flexible and cost-effective technology for metal, whether it is printed or poured. Strong entrants like Desktop Metal have encouraged just all to get better, yet still mass adoption has lagged expectations. This combination brings together two of the industry’s leaders that combined will solve customers’ challenges faster and bring the reality of production metal additive forward by years. I’m excited for our customers, our investors, our team members and the whole industry.

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Desktop Metal, Inc. (DM) Q2 2021 Earnings Call	Corrected Transcript 11-Aug-2021

Now, for ExOne’s Q2 results, we achieved record second quarter revenue, the highest level of recurring revenue and the largest backlog in company’s history. It was a great quarter and reflected the success of our strategy. I’m proud of the team across the board, and particularly excited about the continued growth in recurring revenue. Our record second quarter revenue of $18.8 million reflects a 69% growth from our second quarter performance in 2020. The increase was driven by higher revenues from 3D printing machines and strong growth in recurring revenue, which was primarily from an increase in consumable materials. There is also a significant increase in revenue from funded research and development arrangements linked to our production adoption model.

From a geographic perspective, we grew in all regions, but the Asian and Americas region really drove that growth, with a combined 92% increase year-on-year. Recurring revenue rose 2% sequentially and 34% year-on-year to $8.3 million in Q2, demonstrating success from our strategic initiatives in this area. Backlog of $48.7 million increased 27% year-on-year and 2% sequentially. New orders remained strong, while execution on installations continued to improve.

During the second quarter, we progressed on both remote installations and getting people on the ground around the world. We are pleased to have executed well during the quarter and believe we continue to have a strong backlog and new orders which will support our future growth.

Shifting to margins, for the second quarter 2021 we recorded gross margins of 26%, a sequential increase that compared to 27.8% second quarter of 2020. The decrease was primarily due to the continued impact of operating inefficiencies and challenges driven by the COVID-19 operating environment and resulting higher input costs.

For the second quarter, our total operating expenses increased to $10.2 million compared to $6.9 million in the prior-year period. This is consistent with our plan to support our growth.

Moving to the balance sheet, cash, cash equivalents and restricted cash as of June 30, 2021 decreased to $129.5 million from $138.3 million at March 31, 2021. The decrease was driven by cash outflows from operations of $7.3 million mostly due to our net loss and net cash outflows for working capital changes driven by increased inventory to support expanded contractual backlog.

In conclusion, I’m very proud of what ExOne has and will accomplish to move binder jetting ahead. We’re very optimistic about our position in the market and we believe this combination will truly accelerate additive manufacturing and transition of traditional manufacturing to a more sustainable future.

With that, I’ll now turn the call back over to Ric who will share more of the details about this game changing merger.

Ric Fulop

Chairman, Chief Executive Officer & Founder, Desktop Metal, Inc.

Thanks, John. I’d now like to refer you to the separate set of slides we posted today referencing the acquisition under the Events & Presentations section of the DM Investor Relations website. In addition to the fantastic quarter, we’re thrilled to discuss a landmark moment for the Desktop Metal family and the AM industry as a whole. We’re announcing today that we’ve signed a definitive agreement to acquire ExOne.

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Desktop Metal, Inc. (DM) Q2 2021 Earnings Call	Corrected Transcript 11-Aug-2021

This transaction cements Desktop Metal’s leadership in additive manufacturing for mass production. We really believe this transaction will encourage and radically accelerate the adoption of AM for high-volume applications by offering our customers a more comprehensive and targeted set of solutions that combine the best of both companies, especially across printing of end-use parts in metals and technical ceramics, as well as cores and molds for digital castings.

For our shareholders who may not be aware of ExOne, ExOne was one of the first companies to develop and commercialize binder jet technology, spun out of MIT that was originally invented by one of Desktop Metal’s co-founders, Ely Sachs.

Most of ExOne’s products use sequential binder jetting compared to our Single Pass Jetting technology, which offers higher throughput. However, ExOne has a great portfolio and a number of assets that are attractive and complementary to our own product portfolio, and I’ll talk about these in further detail as we go through the presentation. The company is a leader in printing of digital castings, an opportunity with less than 5% penetration, and it holds a strong position in direct metal printing and ceramics printing.

ExOne’s installed base is now approaching 500 systems. These are used for volume production, and an estimated 28 million parts were printed across ExOne’s customer sites and adoption centers in the past year. They have more than 45 materials either qualified or in R&D. That includes single alloy metals, metal-matrix composites, technical ceramics, and materials for digital castings such as printed molds and cores. The company has a strong and growing backlog that stands at $49 million as of June, and as John just discussed, they did $32 million of revenue in the first half of the year. That’s 30% growth over the year and a 44% sequential growth from Q1 to Q2. And this is a company that grew about 11% amid COVID lockdowns in 2020, unlike many other companies in the 3D printing industry that flatlined or contracted during COVID.

Taking a step back, I’d like to remind everyone of how we think about acquisitions in the context of our growth strategy. We’re focused on developing three primary areas of the business in order to reach a double-digit share of the additive manufacturing space over the next decade. Print platforms for mass production, recurring revenue via materials that enable key applications, and parts for killers apps for additive with high margins. ExOne checks each of these boxes.

Turning to slide 5, there are five key points that underpin this transaction, which we ultimately believe will accelerate the adoption of AM 2.0 for mass production.

First, this combination creates a leading metal additive manufacturing portfolio across speed, cost, resolution, and part size. Second, we believe this will accelerate the rate at which we can introduce new materials to the market to meet customer demand. Third, we see an opportunity to leverage ExOne’s sand 3D printing technologies in combinations with DM’s low-cost hardware to make digital casting more accessible and lower cost for our customers. Fourth, our complementary go-to-market and support efforts will enhance our combined ability to reach more customers and provide a more effective global support network. And finally, there are significant opportunities to optimize our combined manufacturing and supply chain efforts to yield margin improvements over time alongside product enhancements that will allow us to attract more customers.

Highlighting the first point on slide 6, a key element of this transaction is the fact that overnight, we roughly doubled our IP portfolio to well over 600 patents issued or pending, including the largest portfolio of binder jetting IP in the market. We’ve highlighted some of those key patents and capabilities that I think are going to help drive adoption of AM by customers.

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Desktop Metal, Inc. (DM) Q2 2021 Earnings Call	Corrected Transcript 11-Aug-2021

ExOne’s technology also provides us with the ability to more effectively target our customers’ specific use cases. On slide 7, starting with the core technologies in metal, we each leverage variations on binder jetting. Desktop Metal offers Single Pass Jetting, or SPJ, and ExOne offers a process they call Triple Advanced Compaction Technology, or Triple ACT, which is a sequential binder jetting technology that requires multiple passes over a bed to achieve equivalent resolution.

As a result, SPJ is faster on a per layer basis to roughly 3 seconds per layer on our Production System P-50 versus 30 seconds a layer for Triple ACT on an X1 160Pro. The throughput of these technologies is primarily a function of layer thickness, so when you benchmark them on an apples-to-apples basis, SPJ can achieve several times the throughput of Triple ACT. However, ExOne’s Triple ACT has several alternative benefits that customers may value for their applications. In particular, it is a very flexible technology and can easily be tuned to new materials. By placing both technologies under a single roof, we can more effectively provide the best solution to address each customer’s specific needs.

The reality is that not all customers need to produce hundreds or thousands of parts per hour at the lowest achievable part cost. In fact, to achieve these operating economics, systems with SPJ require more upfront CapEx than those using Triple ACT. So in some markets where customers may require a larger build bed or lower volumes, Triple ACT is a great technology. And in other for high-volume markets like consumer electronics or automotive, SPJ is the best option for the most cost-effective production. So they’re really complementary technologies, and combining them into a single portfolio provides customers with the flexibility to optimize production based on their specific application needs and the ability to bring the strengths of each technology to meet their future demands.

The bottom line is that both of these technologies under the Desktop Metal umbrella, our portfolio as a whole is significantly more competitive with the broader metal AM industry and will allow us to attract more customers away from conventional manufacturing processes.

The breadth of our combined portfolio in metals is illustrated well on this next slide, where you can see how our combined portfolio can take customers all the way from turnkey to mass production, providing anywhere from 4 liters of throughput per day to almost 250 liters of throughput per day.

One of the biggest benefits of this deal is that our product portfolios and go-to-market strategies are complementary, so ExOne’s offerings will fill the gaps between Desktop Metal solutions. Even where throughputs are similar, there are differences in build volumes and vice versa. This acquisition creates a product lineup that combines throughput and flexibility and allows us to address the full spectrum of applications across speed, cost, resolution, and part size. I’m also particularly excited about the opportunity to evolve ExOne’s products into more turnkey solutions.

At DM, we believe fragmentation between software, hardware, and materials has held back adoption of additive manufacturing. This fragmentation has often resulted in the inability to achieve part success or high yields quickly without significant development cycles. With our world-class front-end software tools that include proprietary sinter simulation and build prep solutions, as well as our proprietary and mass-produced furnace technology which we have developed entirely in-house, we believe we can evolve a subset of ExOne’s products into more turnkey solutions that will make them easier for customers to adopt and to take into production.

And while we will continue to focus on maturing and evolving our core SPJ and Triple ACT technologies, this combination will allow us to focus more on the next frontiers of AM to make it more accessible to larger industrial customers, including full process automation, quality control, and additional scale.

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Desktop Metal, Inc. (DM) Q2 2021 Earnings Call	Corrected Transcript 11-Aug-2021

Turning to slide 10, in manufacturing, materials are what drive applications and the adoption of new technologies. So supporting more materials and better material properties are critical to driving adoption. To that end, we think this deal will be really great for both Desktop Metal customers and for the AM industry as it will increase customer choice and the number of applications enabled by our platforms.

DM has a leading portfolio of over 225 materials across metals, ceramics, wood, elastomers and carbon fiber composites and we have an additional 25 materials in R&D and on our roadmap. Of that list of qualified and R&D materials, just under 30 are metals and ceramics for binder jetting and the rest are in bound metal and photopolymers.

As a result of decades-long investment at ExOne, they have an extensive list of more than 45 materials for binder jetting comprised of 23 qualified materials across metals, metal composites, ceramics, and sand, and over 20 additional materials in various stages of R&D. Between our two companies, we have scientists working on qualifying related materials, so by joining these teams, we’ll be able to nearly double the horsepower here and multiply the number of materials available for our product portfolios in a shorter timeframe, in particular those specialty and proprietary alloys requested by select customers that we otherwise would not have approached independently due to lack of resources. We believe this transaction is going to increase the number of materials available to our customers and that’s really exciting.

Even as currently constructed, acquiring ExOne would quickly bring Desktop Metal’s portfolio of qualified materials to nearly 250 and I think this will lead to significant value for our customers in the long run. And the more materials available, the greater the adoption of additive manufacturing.

Moving on to slide 12, ExOne has earned a leadership position in digital casting, also known as sand 3D printing. They’ve provided binder jetting solutions to casting businesses longer than anybody else and the adoption of their solutions continues to grow at a good clip. Overall though, additive manufacturing has achieved less than 5% penetration into the more than 45,000 foundries around the world.

AM adoption has been limited by the cost of the equipment and as casting has shifted overseas, there’s been a huge push to develop more entry-level and cost-effective AM systems. Our new RAM systems acquired through EnvisionTEC address this need. However, we’re still in the process of maturing this unique, low-cost platform.

In partnership with ExOne, which has mature, high-performance offerings in this space, we think we can work together to, on one hand, improve productivity and throughput of Single Pass technology and, on the other hand, develop our low-cost solutions through ExOne’s proprietary binders and materials, making them more attractive to a broader set of customers for whom sand printing has mostly remained out of reach.

Turning now to slide 13, we’ve spoken in the past about our software capabilities and our in-house sintering technology. Together, these enable turnkey digital workflows for metal AM that take customers all the way from initial design to final metal part and we’re excited to bring some of these capabilities to the ExOne platforms we will acquire.

ExOne has similar, mature capabilities within sand 3D printing that enable full digital workflows for casting applications. This includes not only significant expertise in design and simulation from a software perspective, but also hardware innovations such as automated de-sanding equipment for large format sand printers. Their digital casting business is best-in-class and utilized at scale throughout the industry and we look forward to leveraging these capabilities in conjunction with our RAM system to make low-cost sand 3D printing more robust and accessible to help grow this market.

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Desktop Metal, Inc. (DM) Q2 2021 Earnings Call	Corrected Transcript 11-Aug-2021

Moving to slide 14, we also see an interesting growth opportunity in new markets for large format tooling, where ExOne has the most advanced solutions in the market. In addition to their 420i tooling material, they have a low-cost composite tooling technology enabled by proprietary binders. You can print large format sand tools at high-speeds, lay up composite continuous carbon fiber prepreg or tape around the tool and then dissolve the tool using only tap water to obtain your part. It’s a fantastic technology with a lot of potential.

We also see a huge opportunity around their new AMClad technologies which use a patented infiltration technique to create durable tools for processes such as vacuum forming. And this technology has applications for end-use parts as well, such as outdoor architectural and design elements where the durability and customizable surface finish are key.

Let me focus now on the go-to-market efforts for the combined company on slide 16. At Desktop Metal, we’re a channel-first company. We utilize our unique proprietary distribution network to achieve broader access to the market at scale. It’s provided us with an installation capability in over 65 countries through our fantastic partners. They are excellent at uncovering sales opportunities, but their sweet spot is transactions under roughly $450,000, where the products are more turnkey and have faster sales cycles.

A lot of the products that ExOne currently sells are above this price range, as is our Production System P-50, which has a relatively high ASP. Through this transaction, our channel partners will gain additional products to monetize from ExOne’s more entry-level offerings, while we add to our sales capacity on Production System offerings by leveraging ExOne’s highly complementary direct sales team members.

Combined, I think there are significant cross-selling synergy opportunities here. The combined company will also multiply the service capacity for our customers, including full-time and fully-trained reseller technicians across the globe and across our product portfolios from entry level to large format and mass production solutions.

Turning to slide 17, ExOne has a unique business around funded R&D contracts to develop high-value materials and applications for a variety of businesses, including the US government. For example, with the Air Force, they’re developing a super high strength steel that’s roughly 20% stronger than conventional AM alloys. They’ve also got a very good relationship with leading national labs, including Lawrence Livermore and Oak Ridge. The team focused on creating these opportunities and developing special materials is world-class, in particular, because a lot of their developments have dual-use.

While these projects help our nation solve strategic problems, they also open up frontiers for the industry and enable applications discovery within commercial businesses that drive incremental AM system sales and additional funded R&D business.

So, we’re very excited to bring this infrastructure in-house to Desktop Metal, where we can leverage their expertise across a wider product and technology portfolio to drive growth and create additional self-funded revenue streams. I want to recognize the team at ExOne that has led this effort, in particular Rick Lucas, who has done an incredible job driving the tip of the spear when it comes to materials for AM. This is a really unique asset and high-value team that we are bringing on as part of the transaction.

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Desktop Metal, Inc. (DM) Q2 2021 Earnings Call	Corrected Transcript 11-Aug-2021

That bring us to our final point on slide 19, which speaks to the financial and operational considerations of the transaction. We see a great opportunity through this combination to optimize our manufacturing and supply chain efforts. Desktop Metal has historically leveraged a third-party contract manufacturing model which requires significant upfront engineering investment, but enables low-cost architectures for high-volume turnkey solutions and quick turnaround times for shipping products to customers. It’s a great model to help make AM systems more accessible to a wider set of customers.

Conversely, ExOne’s manufacturing model is quite complementary, where they perform assembly and testing in-house which is well-suited to the higher BOM and larger, more complex systems that make up a good portion of their revenue, including systems like the S-Max Pro. We plan to leverage each of these models where they are best suited on a product-by-product basis to improve the cost structures in overall portfolio of the combined company. The acquisition will also result in additional scale that can be leveraged to drive down costs across systems and materials as well as drive fixed overhead absorption as we grow.

Together, these and other future synergy possibilities across the organization represent a meaningful opportunity to realize gross margin accretion for the company and get to our long-term margin targets faster.

Before finishing up, I’ll provide a brief overview of the deal specifics on slide 20. Desktop Metal will acquire ExOne for $8.50 in cash and $17.00 in shares of Desktop Metal common stock, for a total consideration of $25.50 per share of ExOne. This represents a transaction value of $575 million and an enterprise value of $447 million net of ExOne’s balance sheet of cash.

ExOne’s Chairman and largest shareholder, Kent Rockwell, has stated his full support for the transaction, which the ExOne board recommended unanimously, and his intention to vote all of his shares in accordance with the board’s recommendation. We expect this transaction to close in the fourth quarter of this year, subject ExOne shareholder approval and the satisfactory regulatory approvals and other customer closing conditions.

For the sake of clarity on the transaction details, I did want to mention that the deal consideration is subject to the collar as described in the presentation on slide 20 and in the press release we issued regarding the transaction.

We strongly believe that Desktop Metal can increase choice and flexibility for AM customers through its acquisition of ExOne. We are excited to further cement our leadership in additive manufacturing for mass production, and we believe that ExOne’s complementary technologies and go-to-market efforts will help us accelerate the adoption of AM 2.0 across industries and business of all sizes.

And with that, let’s open it up for questions. Thank you.

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Desktop Metal, Inc. (DM) Q2 2021 Earnings Call	Corrected Transcript 11-Aug-2021

QUESTION AND ANSWER SECTION

Operator: We will now begin the question-and-answer session. [Operator Instructions] And the first question comes from Noelle Dilts with Stifel. Please go ahead.

Noelle C. Dilts
Analyst, Stifel, Nicolaus & Co., Inc.	Q

Hi. Good evening, Ric, John, Doug, James, and congratulations on the momentum of the respective companies in the quarter as well as coming together on the deal. I was hoping we could start with a little bit more on the financial side of how we should be thinking about things. I’ll just use my numbers for ease. But when I look at our estimates for the year, the company’s coming together would be about $172 million in revenue going to more like $300 million next year. Obviously you’ve talked a lot about the strength in portfolio, the strength in market position, the synergies. Should we – are there any aspects of the portfolio where you expect some overlap to result in and maybe some cannibalization. But this would be more than offset by the strengthened offering into the market. Is there a way that we can think about that from just how you’re thinking about the revenue opportunity introductory here?

Ric Fulop
Chairman, Chief Executive Officer & Founder, Desktop Metal, Inc.	A

I don’t think so. I don’t see much cannibalization. Actually I think there is a significant opportunity to make some of the ExOne products more turnkey leveraging the sinter simulation technology that we’ve got as well as the proprietary furnace technology that we mass produce and then essentially accelerate some of the adoption of products that are in different scales of production. So I’m excited about that and I’m also excited about the potential to expand the access to digital castings to a much broader set of customers, utilizing the mature technology that ExOne has and then marrying it with some of the RAM systems which offer a much more entry-level, more cost effective cost per cubic inch for cast molten core. So there’s a significant opportunity to grow a business. And I think that we’re very excited about the potential for this transaction and working together and welcoming the ExOne team into the Desktop Metal family.

Noelle C. Dilts
Analyst, Stifel, Nicolaus & Co., Inc.	Q

Okay. Great. And then again I guess I’m getting a little specific. But you know any thoughts on as this business really continues to scale, what you’re targeting from the gross margin profile of this you know mid-40s business something more like 50% any, any directional or guidance that would be helpful?

Ric Fulop
Chairman, Chief Executive Officer & Founder, Desktop Metal, Inc.	A

Yeah. I think, long term for DM we strive to have north of 50% gross margin for our hardware. And I think that this is one area where we can help on the ExOne side as we’ve got a pretty sophisticated team that does manufacturing operations and a supply chain that could be helpful in maturing the cost structure or renewing the supply chain for the products that ExOne does have. That takes a little bit of time, you know it could take 24 months to fully execute a strategy like that. But I just see that over that – over time we’re going to help mature and improve the gross margins for the products across the full portfolio.

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Desktop Metal, Inc. (DM) Q2 2021 Earnings Call	Corrected Transcript 11-Aug-2021

Noelle C. Dilts
Analyst, Stifel, Nicolaus & Co., Inc.	Q

Okay. And then last question from me. Any time you kind of see competitors come together as one. I’m curious if you can provide any additional background on sort of this genesis of the idea that the companies could be better together?

Ric Fulop
Chairman, Chief Executive Officer & Founder, Desktop Metal, Inc.	A

I mean I think the genesis of the idea is we’ve known each other for some time and obviously we’re in the same 3D printing space and we’ve been talking for some time what I think makes – we really look at a full spectrum of opportunities here at DM. And we felt like there was a meaningful opportunity here in particular since ExOne had – we felt like the valuation from view point of view was attractive especially the cash position that they have made the deal possible and we feel that that time to strike was now.

Noelle C. Dilts
Analyst, Stifel, Nicolaus & Co., Inc.	Q

Great. That’s helpful. Thank you.

John F. Hartner
Chief Executive Officer & Director, The ExOne Company	A

This is John and I’ll just – hi, Noelle. I think the more we talk the more we saw compliments within the product portfolio. Again Ric mentioned some of them, I think the low-cost RAM is a great sand system as far as getting some smaller foundries, midsized foundries into it. I think what is needed is process knowledge and global coverage in some of the other technologies we have, that’s additive. I think even in the – on the metals side, again it’s the focus, we always see Desktop Metal focusing on speed. Great. There’s parts of the market that are totally into that. We have flexibility, flexibility whether it’s scale, larger sizes build boxes or potentially broader materials. I think – again the more we talked about it, the more we felt it was mostly complementary very little overlap and I think we’re going to see customers adopt through our combined channels direct and indirect more of our products across the board.

Noelle C. Dilts
Analyst, Stifel, Nicolaus & Co., Inc.	Q

Yeah. That makes a lot of sense. Thank you.

Operator: [Operator Instructions] The next question comes from Shannon Cross with Cross Research. Please go ahead.

Shannon S. Cross
Analyst, Cross Research LLC	Q

Thank you very much for taking my question. I’ve been getting some comments from some investors and I guess, Ric, can you address when Desktop Metal came out, you talked about sort of there’s legacy metal printing and then there’s Desktop Metal which is part of the future of added manufacturing Desk metal printing. And to some extent ExOne was definitely in the legacy category. So, maybe you can look at go to the slide that had the products and explain what each one would be used for and therefore how they’re differentiated or if you can provide some more thoughts on why you see excellent portfolio moving into the future?

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Desktop Metal, Inc. (DM) Q2 2021 Earnings Call	Corrected Transcript 11-Aug-2021

Ric Fulop
Chairman, Chief Executive Officer & Founder, Desktop Metal, Inc.	A

Absolutely, Shannon. So as you know, we’ve got a technology of very high speed, it’s our Single Past Jetting system that can do a layer in about three seconds. Some of the other capabilities that DM have is the software capability to really simulate how a part is going to destroy during sintering as well as we’re the only company in in the 3D printing space with inkjet-based printing that also manufactures their own furnaces. And that enables in a level cost structure and it makes our products like our shop system or the P-1 or systems like that very much a turnkey solution that is easy to deploy and get into the market.

And so one of the attractive features that we see here is possibility to take a portfolio that may be more complex to sell and then add our software and being able to pair it with our sintering systems and make it more of a turnkey solution that is easier to get deployed. And I think that that’s an attractive capability. So it’s sort of their missing technology puzzles and capabilities that I think ExOne doesn’t have as part of their portfolio today. And I think putting them together with us, it does actually make those products more compelling in the full – in the full spectrum of solutions that a customer would want.

And so I would say that another difference is the fact that ExOne makes smaller and larger build envelope systems than our P-50 we’re sort of in the middle where we’re close to 50-liter build envelope system that produces a lot of parts per day. They have a very, very large build envelope system in the 160 and something that’s about half the size in build envelope on the 25 pro. And so, you could imagine a future where you add FPJ capabilities to build systems and also amplify the options to customers. So, you have sort of good better best version of something like a piece. What today’s the P-50. That would take a long time to deploy and execute, but if you if you look at it from that point of view that gives you a picture of how you see a portfolio evolving over time and some of the additional rationale for doing this transaction.

Shannon S. Cross
Analyst, Cross Research LLC	Q

Okay. And then, I just want to talk a little bit about liquidity and that. You’re obviously picking up cash with ExOne but you’re burning a fair amount of cash both definitely for Desktop Metal given all the acquisitions and where you’re at now with EBITDA launches for the year and then looking at the fact that ExOne is also burning cash. So how should we think about liquidity? How are you looking at time to cash flow breakeven for the combined company? Thank you.

John F. Hartner
Chief Executive Officer & Director, The ExOne Company	A

Yeah. So I would say that on a full year basis, the plan for ExOne is not going to consume that much cash for the second half of the year. It’s almost breakeven on their end. And we re – we’re utilizing their cash to fund a significant portion of the cash portion of this transaction which they raised at a higher price. So I would say I’ll hand it over to James who can answer the second part of the question. Yeah.

James Haley
Chief Financial Officer, Desktop Metal, Inc.	A

Yeah. So, yeah, so for clarity, as we put out today. We finished Q2 with north of $514 million in cash, cash equivalents and short term investments. So we are extremely well-capitalized, I mean, the M&A strategy. We’ve been very clear about and we have lots of dry powder left after this transaction. Certainly we are burning through cash as we continue to grow in scale the business and look at opportunities that have outsized returns over the next couple of years. But we’re very comfortable with where we are and don’t foresee any runway issues whatsoever, I mean, again we’ve finished with $514 million.

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Desktop Metal, Inc. (DM) Q2 2021 Earnings Call	Corrected Transcript 11-Aug-2021

Shannon S. Cross
Analyst, Cross Research LLC	Q

Thank you.

John F. Hartner
Chief Executive Officer & Director, The ExOne Company	A

Perfect.

Operator: The next question comes from Greg Palm with Craig-Hallum Capital Group. Please go ahead.

Danny James Eggerichs
Analyst, Craig-Hallum Capital Group LLC	Q

This is Danny Eggerichs on for Greg today. I guess congratulations to both sides on the transaction.

Ric Fulop
Chairman, Chief Executive Officer & Founder, Desktop Metal, Inc.	A

Thank you.

Danny James Eggerichs
Analyst, Craig-Hallum Capital Group LLC	Q

I guess looking from a broader scope how does this affect the binder single pass jetting as a technology and its presence in the 3D printing market as a whole? And I guess kind of the outlook of its evolution and ability to penetrate the overall 3D printing market?

Ric Fulop
Chairman, Chief Executive Officer & Founder, Desktop Metal, Inc.	A

I think this is going to increase the penetration of binder jetting in 3D printing as we essentially add more materials that can be utilized to print materials are what enables applications in our market. And there are some overlap in efforts between both of the companies and by freeing up those resources to tackle additional alloys and materials. We open up the number of applications that the technology is and can be used for.

So I think it’s very exciting. You could see synergy between what we’re doing on wood with forest and some of the large frame systems that ExOne has. You could see synergy between the Single Pass Jetting best technology and some of the systems that ExOne has.

So there’s definitely a significant opportunity as well as the Triple ACT recording technology. It has lots of areas where it’s a very attractive technology. So, overall, I think that it’s quite complementary and putting a company like ExOne in a well-capitalized enterprise like DM also helps the adoption of the technology for point of view of large companies that are looking to make decisions on very, very large programs, where they now can feel more comfortable in the balance sheet and the resources behind the larger technical team to really support the adoption of technology.

So, overall, I don’t see any negatives. It should accelerate the adoption of binder jetting as a whole.

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Desktop Metal, Inc. (DM) Q2 2021 Earnings Call	Corrected Transcript 11-Aug-2021

Danny James Eggerichs
Analyst, Craig-Hallum Capital Group LLC	Q

Yeah. Makes sense. And then, I guess what is your sense on potentially shared customers between Desktop Metal and ExOne, meaning maybe there are customers who are buying systems from both Desktop and ExOne on more of a trial basis and then kind of evaluating on which technologies they want to go with on a more longer-term basis?

Ric Fulop	A
Chairman, Chief Executive Officer & Founder, Desktop Metal, Inc.

I think we have some shared customers. Today, we’ve got roughly – between all of the DM customer base, it’s roughly north of 5,000 customers. And so, I think that there’s definitely – ExOne has a long history in the sand casting space with most of the vehicle OEMs. We are working with a lot of them on the direct metal side and I would say both companies may have some overlap, but, in general, there’s definitely cross-selling opportunities and the ability to increase penetration of this technology at scale and get people to adopt AM for mass production, which is our goal.

John F. Hartner
Chief Executive Officer & Director, The ExOne Company	A

Yeah. I’d just add to what Ric said. I think – I mean a lot of our customers are very large customers. They have many different operations, many different requirements. We have penetration on the sand side in almost every major vehicle OEM around the world. That’s great. In some places, DM is on the metal side. In some places, we have other applications maybe for different materials. So, I think, again, it’s going to work really well from a complementary standpoint. I think our customers have realized value of both platforms and we can just bring it to them faster.

Danny James Eggerichs
Analyst, Craig-Hallum Capital Group LLC	Q

Okay. Great. I appreciate the color. I’ll hop back in the queue.

John F. Hartner
Chief Executive Officer & Director, The ExOne Company	A

Awesome.

Operator: [Operator Instructions] The next question comes from Josh Sullivan with The Benchmark Company. Please go ahead.

Josh Sullivan
Analyst, The Benchmark Co. LLC	Q

Hey. Good evening.

Ric Fulop
Chairman, Chief Executive Officer & Founder, Desktop Metal, Inc.	A

Hello.

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Desktop Metal, Inc. (DM) Q2 2021 Earnings Call	Corrected Transcript 11-Aug-2021

John F. Hartner
Chief Executive Officer & Director, The ExOne Company	A

Hey, Josh.
Josh Sullivan
Analyst, The Benchmark Co. LLC	Q

Just curious if any customers were telling you the two portfolios would work well together, that they needed that flexibility between the two systems or was this really the two of you seeing the opportunity to go to market together?

Ric Fulop
Chairman, Chief Executive Officer & Founder, Desktop Metal, Inc.	A

Well, I don’t think – I mean I think that the synergy came from really understanding the capabilities of both companies in talking about how we could work together for a period of time. It wasn’t a customer asking us can we do this, although we do have many engagements where people use some different technologies, for example, in the sand world, ExOne has a very mature technology. That is where they have very sophisticated simulation and they understand how to make casting very successful.

We’ve got a technology that’s much more cost effective with the RAM systems for the entry level part of that market and being able to leverage those capabilities and put them together, for example, is a win-win for customers. And on the material side, offering more choice to customers is definitely a win-win for customers. So, there’s many areas where there’s a great transaction for the market and for customers and offering more choice to customers is what it’s about.

Josh Sullivan
Analyst, The Benchmark Co. LLC	Q

Got it. And then, just circling back to – as you guys build up the portfolio here, just wanted to check in on the Forust and Adaptive3D. Can you just update us where those are? For Forust, how are conversations going with potential furniture customers and then on Adaptive3D, where’s the product roadmap going at this point?

Ric Fulop
Chairman, Chief Executive Officer & Founder, Desktop Metal, Inc.	A

Absolutely. I mean we have been absolutely overwhelmed with demand on Forust and I think it’s been about 60 days since that got introduced. And we are super, super excited about the prospects that are developing there. They range from some of the largest companies in the world to luxury manufacturers of furniture and all other types of products.

So, I think that that’s going to be a major business for the company. It’s something we never forecasted before and I’m excited that that class of product has got a lot of potential. So, we’ll update everybody as we convert that interest into revenue. But that also links into ExOne, because they also have large frames that could be adapted to print those types of materials. So, there’s a real opportunity there.

And then, on Adaptive3D, we’ve got some real, real interest as well from large companies that want to leverage those materials. They make the world’s best elastomers and pairing that with our Xtreme 8K, which is the largest DLP high-resolution, high-speed photopolymer system in the market, I think, is a win-win combination. And we’re seeing it from the [ph] tops of (59:04) programs that are developing from that and I think that it opens up a whole new level of cost structure for mass production of elastomers with additive. So, we’re excited about that.

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Desktop Metal, Inc. (DM) Q2 2021 Earnings Call	Corrected Transcript 11-Aug-2021

And one last point that I would say is ExOne has a technology called AMClad that they acquired. I think that that type of technology can also be used to do end use parts. They could be very attractive and can be mass produced in either the RAM systems or their large systems, not just used for tooling, but for large printed end use parts. So, there’s a lot of interesting things here that we can commercialize over the next couple years and I’m excited about that.

Operator: The next question comes again from Shannon Cross with Cross Research. Please go ahead.

Shannon S. Cross
Analyst, Cross Research LLC	Q

Thanks. I just wanted to quickly go through the sales strategy and understand channel overlap versus the potential for channel expansion if you look at how both of your companies right now are distributing.

Ric Fulop
Chairman, Chief Executive Officer & Founder, Desktop Metal, Inc.	A

Absolutely.

Shannon S. Cross
Analyst, Cross Research LLC	Q

And then, [indiscernible] (01:00:26) later, Ric.

Ric Fulop	A
Chairman, Chief Executive Officer & Founder, Desktop Metal, Inc.

Thanks, Shannon. So, yeah, so we sell at DM primarily through a channel. We’ve got about 200 partners in over 65 countries. It is a fantastic very scalable way to support and sell products. That type of indirect access to market is quite efficient at products that are under $0.5 million. ExOne in the past had been selling product of almost exclusively through direct sales, and they have a full team of about 20 direct sales folks, plus all the support infrastructure that’s required from applications engineering, and all the – so, it’s a significant go-to-market team.

Now, that type of sales team is better suited for larger ASP-type products that are north of $1 million like their sand systems or even a product like P-50. So, I think that we’re going to make it complementary and enable our channel to still monetize a very large format type of systems from a lead-gen point of view. But then we’re going to be able to help close those deals. And then I think that having us service and support network globally that we have either through our internal team or through channel is also going to help accelerate installations and other things that we’ve got going on, not just for our products, but also for a company like ExOne who had relied on just an internal team exclusively.

So, I think it’s complementary. We are going to make sure that we don’t get channel conflict, and that we remained channel-first for the – from the point of view of the high velocity products. And actually ExOne was starting to build an indirect channel for those types of products from a competitive point of view. And I think that now they get a much more mature one, and we’re going to get the half dozen partners that they had started signing up. So, it is a net positive on all aspects from a go-to-market point of view. I think it strengthens the combined company.

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Desktop Metal, Inc. (DM) Q2 2021 Earnings Call	Corrected Transcript 11-Aug-2021

Shannon S. Cross
Analyst, Cross Research LLC	Q

Thanks.

Operator: The next question comes from Sarkis Sherbetchyan with B. Riley Securities. Please go ahead.

Sarkis Sherbetchyan
Analyst, B. Riley Securities, Inc.	Q

Hi, everyone. Congrats on the acquisition. And thank you for sneaking in my question here. Just a quick one from me. Ric, I think in your prepared remarks you talked about bringing together your software tools, including the proprietary sinter simulation and the build prep solutions, and I think you do have the furnace tech here, which is important for the binder jetting process. Maybe if you can dive a little deeper into leveraging what you’ve done on the software side with ExOne’s product lines. Thank you.

Ric Fulop	A
Chairman, Chief Executive Officer & Founder, Desktop Metal, Inc.

Absolutely. So, one of the most complex things in binder jetting, especially when you’re going to have a center product, is the ability to predict what that part is going to look like after it’s centered. And our company would put a significant amount of technical effort to turn that into a turnkey application. It gives you first part success right away, or as early as possible, and one of things that held back the adoption of all the sintering-based systems was the lack of that type of software capability and a well understood sintering process where every time you change a furnace, you have to calibrate everything else. And so that led to a lot of trial and error for competitors, and I think that it is an advantage to have – to be able to add those internally-developed proprietary technologies to a broader set of the market and more products, and that is a great thing for adoption.

So, we’re going to be able to leverage that, but we’ve got other capabilities that we’re developing, and you’ll see them in the future as we advance the market. For example, our acquisition of Aerosint, which is just very recent. They have a very cool technology to enable multiple materials in powder in a bed. And I think that in a couple years, you could see products that do multi-color MIM or where you – if you have very specialized or advanced powders, you can sort of eliminate to have – you can reduce the amount of material that you’re actually using to print a part and all other applications like that. So, there are many opportunities to advance the state-of-the-art technology and essentially make better products for customers. Hopefully that answered the question.

Sarkis Sherbetchyan	Q
Analyst, B. Riley Securities, Inc.

Yes. Thank you. That’s all from me.

Ric Fulop
Chairman, Chief Executive Officer & Founder, Desktop Metal, Inc.	A

Yeah. Awesome.

Operator: This concludes our question-and-answer session. I will now turn the conference back over to Ric Fulop for any closing remarks.

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Desktop Metal, Inc. (DM) Q2 2021 Earnings Call	Corrected Transcript 11-Aug-2021

Ric Fulop
Chairman, Chief Executive Officer & Founder, Desktop Metal, Inc.

So, all right. I want to thank everybody for joining the call, as well as Doug and John, for joining me today. We’re very pleased with the momentum of Desktop Metal in the quarter and really excited about the acquisition of ExOne. We’re executing our long-term vision to accelerate the adoption of AM 2.0. And we look forward to updating you on our progress in upcoming calls. Thank you.

Operator: The conference is now concluded. Thank you for attending today’s presentation. You may now disconnect.

Disclaimer

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Exhibit 99.4

Hello Team ExOne,

After the market closed today, it was announced that ExOne has reached a definitive agreement to merge with Desktop Metal (DM).

Under the terms of the deal, ExOne shareholders will receive $8.50 in cash and $17/share worth of Desktop Metal common stock, representing a deal value of $575 million as of today’s closing price. This is a premium of 47.6% over ExOne closing price from today. I encourage you to read details of the press release for more details at https://www.investor.exone.com/press-releases.

While this news may initially feel disruptive or exciting to some of you, and cause you some uncertainty about the future, I want you to walk away from this email with two key takeaways:

1.	Both the ExOne Board of Directors and I believe this is in the best interest of ExOne, as well as the shareholders and employees.

2.	We need to remain focused on “Business as Usual” through the closing of this deal.

A further discussion of each of these points is provided below.

Why the ExOne BOD Supports this Transaction

One, we believe this combination of resources would accelerate binder jetting technology, which both ExOne and DM believe is the true future of production metal printing and ensure that we remain the market leader. All of the ExOne team members, especially those working in the technology development area, can certainly appreciate the need for additional resources to accelerate our achievements. We would now have those resources.

Two, we believe that ExOne’s clear material leadership, made possible through our patented Triple ACT system and the hard work of our R&D and engineering teams, was extremely attractive to DM. So, combining their high speeds, through Single Pass, with our material flexibility, gives customers the best of both worlds. Through DM, customers have access to systems with speed and cost benefits. Through ExOne systems, they have access to high-densities and quality parts in the widest range of materials. These differing features make our systems complementary, even where the build sizes are similar.

Three, our sand platforms are highly complementary. While ExOne is the clear and premium market leader in the space, DM’s low-cost Viridis3D robotic sand 3D printing technology, which was acquired through DM’s acquisition of EnvisionTEC, gives our combined team a wide and unparalleled portfolio to convert the metal casting marketplace. These different price points would be extremely attractive to a wide range of new customers for whom sand 3D printing has remained out of reach.

Four, our direct commercial sales channel is considered a strong asset to DM and a desirable complement to the DM distribution channel, giving us broad reach worldwide.

Staying Focused for the Future

It’s vital during the time between this announcement and the closing of this deal – which is subject to the approval of ExOne shareholders and satisfaction of customary closing conditions, including applicable regulatory approvals – to ensure the continuity of our business.

While we are not expecting challenges, sometimes transactions are not executed as expected. The continuity of our business is vital to the future regardless of what happens next, so it’s important for all of us to remain focused on our tasks and goals.

During this interim period, it’s also worth noting that ExOne will continue operating as an independent entity. It’s actually more important than ever to meet our deadlines and financial objectives, so that we can protect the value of the business.

While I’m sure many of you will have questions about where you fit in and changes that may be on the horizon for the business, we may not have all of the answers in the near term. That said, we will certainly do our best to answer your questions. You will notice in the press release that Kent Rockwell, the longtime Chairman of ExOne, and a faithful steward of this company and its employees, is supporting the transaction.

Please be assured that we will provide you with additional information regarding post-closing plans as we proceed through this process and as plans are made for an integration.

A global ExOne Town Hall meeting will be held tomorrow, Thursday at 8:30 am EST / 2:30 CEST where we will discuss this transaction and have Q&A.

Thank you,

John

Additional Information and Where to Find It

This communication relates to a proposed transaction between DM and ExOne. In connection with the proposed transaction, DM will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will include a document that serves as a proxy statement/prospectus of DM. A proxy statement/prospectus will be sent to all of ExOne’s stockholders. Each party also will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF EXONE ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT

DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and ExOne’s stockholders may obtain free copies of the proxy statement/prospectus (when available) and other documents that are filed or will be filed with the SEC by DM or ExOne through the website maintained by the SEC at www.sec.gov. The documents filed by DM with the SEC also may be obtained free of charge at DM’s website at ir.desktopmetal.com. The documents filed by ExOne with the SEC also may be obtained free of charge at ExOne’s website at investor.exone.com.

Participants in the Solicitation

DM and ExOne and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ExOne’s stockholders in connection with the proposed transaction. Information about ExOne’s directors and executive officers and their ownership of ExOne’s common stock is set forth in ExOne’s proxy statement for its Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 1, 2021. Information about DM’s directors and executive officers is set forth in DM’s proxy statement for its Annual Meeting of Stockholders on Schedule 14A filed with the SEC on June 17, 2021. To the extent that holdings of DM’s or ExOne’s securities have changed since the amounts printed in DM’s or ExOne’s proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Safe Harbor Regarding Forward Looking Statements

This communication relates to a proposed business combination transaction between DM and ExOne and may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act with respect to ExOne’s future financial or business performance, strategies, or expectations. Forward-looking statements typically are identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” as well as similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could” and “may.”

ExOne cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and ExOne assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

In addition to risk factors previously disclosed in ExOne’s filings with the SEC), including its Annual Report on Form 10-K, the following factors, among others, could cause results to differ materially from forward-looking statements or historical performance: the severity and duration of world health events, including the COVID-19 outbreak and the related economic repercussions and operational challenges; the ability of DM and ExOne to consummate the proposed transaction in a timely manner or at all, including the ability to secure regulatory approvals; impact to ExOne’s business if the transaction is not consummated; successful integration of DM’s and ExOne’s businesses and realization of synergies and benefits; the ability of DM to implement business plans, forecasts and other expectations following the completion of the transaction; risk that actual performance and financial results following completion of the transaction differ from projected performance and results; business disruption following the transaction; ExOne’s ability to consistently generate operating profits; fluctuations in ExOne’s revenues and operating results; ExOne’s competitive environment and its competitive position; ExOne’s ability to enhance its current 3D printing machines and technology and to develop and introduce new 3D printing machines; ExOne’s ability to qualify more industrial materials in which it can print; demand for ExOne’s products; the availability of skilled personnel; the impact of loss of key management; the impact of customer specific terms in machine sale agreements in determining the period in which ExOne recognizes revenue; risks related to global operations including effects of foreign currency and COVID-19; dependency on certain critical suppliers; nature or impact of alliances and strategic investments; reliance on critical information technology systems; the effect of litigation, contingencies and warranty claims; liabilities under laws and regulations protecting the environment; the impact of governmental laws and regulations; operating hazards, cyberattacks, war, terrorism and cancellation or unavailability of insurance coverage; the impact of disruption of ExOne’s manufacturing facilities or ExOne Adoption Centers; the adequacy of ExOne’s protection of its intellectual property; expectations regarding demand for ExOne’s industrial products, and other matters with regard to outlook; and other factors beyond our control, including the impact of COVID-19. A more fulsome discussion of the risks related to the proposed transaction will be included in the proxy statement/prospectus. For additional information about other risks and uncertainties that could cause actual results of the transaction to differ materially from those described in the forward-looking statements in this communication of ExOne’s business, financial condition, results of operations and prospects generally, please refer to ExOne’s reports filed with the SEC, including without limitation the “Risk Factors” and/or other information included in the Form 8-K to be filed by ExOne in connection with the transaction, the Form 10-Q filed with the SEC on August 11, 2021 and such other reports as ExOne has filed or may file with the SEC from time to time. For additional information about risks and uncertainties that may cause actual results of the transaction to differ materially from those described, please refer to DM’s reports filed with the SEC, including without limitation the “Risk Factors” and/or other information included in such reports. While the list of factors presented here is, and the list of factors presented in the proxy statement/prospectus will be considered representative, no such list should be considered to be a complete statement of all risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Except as required by applicable law, neither DM nor ExOne will update any forward-looking statements to reflect new information, future events, changed circumstances or otherwise.